

RLI®
DIFFERENT WORKS



Different Works. Discipline Differentiates.



2012 RLI CORP. ANNUAL REPORT

Table of Contents



JONATHAN E. MICHAEL
Chairman & CEO



Different Works. **Discipline Differentiates.**

The two words that best characterize RLI's performance in 2012 are different and discipline. Our success this past year affirms what we already know — different works. We are not a typical insurance company. From our innovative specialty products to our underwriting-focused business model, our entrepreneurial culture to our uncommon results — we're different. And we constantly strive to deliver superior products and service to our customers.

Our success tells us that in times of turmoil — discipline differentiates. Year after year, in good economic times and in bad, we have shown that a disciplined approach to underwriting and prudent management of our business lead to positive results.

RLI performed well in 2012 with financial results that distinguished our company, once again, as a good investment. On behalf of our employees, I am proud to share our achievements.

STEADY PROGRESS IN A CHALLENGING ENVIRONMENT

Throughout 2012, the challenging market conditions experienced in recent years continued. We weathered another year of slow economic growth, low interest rates, financial market volatility and substantial catastrophe activity. These external factors impacted our business, but despite the uncertainty around us, RLI thrived.

During the year, we remained true to our disciplined underwriting principles. Our performance in 2012 resulted in favorable underwriting results and we ended the year with an 89.0 GAAP combined ratio. Notably, 2012 marked our 17th consecutive year of achieving a combined ratio below 100 — a difficult benchmark to attain. Our low combined ratio is particularly impressive in light of the numerous natural catastrophes that struck the U.S. in 2012, including Hurricane Sandy.

BALANCING GROWTH AND PROFIT

Market conditions were less than ideal and the industry remained highly competitive due to excess capital, which impacted pricing. Despite a competitive environment, we saw modest signs of improvement and our underwriters continued to find selective niches for profitable growth. In 2012, gross premium volume was up 12 percent, marking the third straight year of

> STATUTORY COMBINED RATIO

Our average statutory combined ratio has beaten the industry average by 16 points over the last decade.



110
100
90
80
93.1
93.8
86.7
84.0
73.3
85.7
83.9
81.4
79.1
88.0
RLI
Industry*
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012

*2002-2011 Source: A.M. Best Aggregate & Averages Property-Casualty (2012 edition) statutory basis
2012 Source: Conning (estimated)

growth. Casualty — our largest segment — exhibited the most significant progress with gross premium volume up 20 percent versus 2011. Our property and surety segments advanced as well, growing 4 percent and 7 percent, respectively.

To position RLI for continued growth, we added new products to serve the security guard and alarm system industry and the recreational vehicle industry. We also acquired Rockbridge Underwriting Agency, a specialty underwriting company with deep expertise in the surplus lines medical malpractice market. While these initiatives are modest in size individually, they have great long-term potential.

INVESTMENT RESULTS

Carrying forth a philosophy that predates my 30 years at the company, we've always taken a long-term, conservative approach to investments. With the headwinds of economic uncertainty and volatility, we had both the fortitude to stick to our investment strategy and the skill to make it work to your advantage. In 2012, that investment approach paid off and complemented our strong underwriting results. Last year, our equity portfolio returned 11.5 percent and our bond portfolio returned 6.4 percent for a total return of 7.5 percent.



> 5-YEAR CUMULATIVE SHAREHOLDER RETURN

Over the past five years, RLI's total return to shareholders has been significantly better than that of the S&P 500 and S&P P&C Index.


$180
160
140
120
100
80
60

	2007	2008	2009	2010	2011	2012
RLI	$100	110	98	111	168	164
S&P 500	$100	63	80	92	94	109
S&P P&C Index	$100	71	79	87	86	104

Assumes $100 invested on December 31, 2007, in RLI, S&P 500 and S&P P&C Index, with reinvestment of dividends. Comparison of five-year annualized total return — RLI: 10.4%, S&P 500: 1.7%, and S&P P&C Index: 0.8%

> NET EARNINGS PER SHARE

Each share of our stock has generated $24.53 of diluted earnings since 2007.


$6.00
5.00
4.00
3.00
2.00
1.00
3.54
4.25
6.04
5.91
4.79
2008
2009
2010
2011
2012

SHAREHOLDER REWARDS

Like you, each RLI employee is a shareholder. Our history as an Employee Stock Ownership Plan (ESOP) company dates back to 1975. Today, RLI employees and directors own 12 percent of the company, including the ESOP. RLI's culture of ownership and shared rewards has been integral to our success.

The year 2012 represented the 37th consecutive year RLI paid ordinary dividends, increasing the payout each year. We proudly finished the year paying an additional $5 per share special dividend. This additional payout followed $5 and $7 per share special dividends, paid in 2011 and 2010, respectively. RLI's book value per share grew 17 percent in 2012, inclusive of dividends paid.

In 2013, we will continue managing our capital judiciously and exploring new products and markets where we can put our capital to work. Our top priority is always to make strategic investments in our business. However, there are times when our capital has exceeded our needs. When this has occurred, we have returned it to our shareholders. Since the beginning of 2008, we've returned more than $580 million to shareholders through dividends and share repurchases.

> **STOCK OWNERSHIP**

Insiders and employees own approximately 12% of the company.



Insiders and ESOP — 11.6%
Institutions and other public — 88.4%

> **BOOK VALUE GROWTH with dividends & repurchases**

Over the past five years, RLI has returned more than $580 million to its shareholders in the form of dividends and share repurchases.


$1500
1200
900
600
300
0
2007
2008
2009
2010
2011
2012
Reported Book Value
Cumulative Dividend
Cumulative Share Repurchase

A DECIDEDLY DIFFERENT AND STEADY COURSE

Looking ahead, we see tremendous opportunity for RLI. At a time when volatility and unpredictability are typical, RLI consistently delivers solid financial results to shareholders. We are confident that different works and discipline differentiates, and with those pillars in mind, we will stay the course.

We will continue to serve niche markets where expertise allows us to differentiate our capabilities and outperform the competition. We will continue to grow by increasing our presence within existing products and seeking out new opportunities.

Across the country, our hardworking and passionate teams will continue to create value for customers and shareholders by deploying innovative solutions and delivering superior service. Our outstanding senior management team and board of directors will continue to guide us as we meet the challenges of today and position RLI for profitable growth tomorrow.

On behalf of the team of talented professionals at RLI, thank you for your investment. We appreciate your trust and remain dedicated to delivering extraordinarily different value.



Jonathan E. Michael
CHAIRMAN & CEO | FEBRUARY 27, 2013

FINANCIAL HIGHLIGHTS

In thousands, except combined ratio and per-share data	2012	2011	% change
Gross premiums written	$ 784,799	$ 702,107	11.8%
Net premiums written	593,086	549,638	7.9%
Consolidated revenue	660,774	619,169	6.7%
Net earnings	103,346	126,598	-18.4%
GAAP combined ratio	89.0	79.6	11.8%
Total shareholders' equity	796,363	792,634	0.5%
Per-share data:			
Net earnings	$ 4.79	$ 5.91	-19.0%
Cash dividends declared:			
Ordinary	1.26	1.19	5.9%
Special	5.00	5.00	
Book value	37.45	37.46	0.0%
Year-end closing stock price	64.66	72.86	-11.3%
Return on equity	12.4%	15.7%	-21.0%

Although book value per share was flat, with the inclusion of dividends paid (regular and special), growth was 17 percent year over year.

› Management's Discussion and Analysis

OVERVIEW

RLI Corp. underwrites selected property and casualty insurance through major subsidiaries collectively known as RLI Insurance Group. As a niche company with a specialty focus, we offer insurance coverages in both the specialty admitted and excess and surplus markets. Coverages in the specialty admitted market, such as our oil and gas surety bonds, are for risks that are unique or hard-to-place in the standard market, but must remain with an admitted insurance company for regulatory or marketing reasons. In addition, our coverages in the specialty admitted market may be designed to meet specific insurance needs of targeted insured groups, such as our professional liability and package coverages for design professionals and our stand-alone personal umbrella policy. The specialty admitted market is subject to more state regulation than the excess and surplus market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as state guaranty funds and assigned risk plans. We also underwrite coverages in the excess and surplus market. The excess and surplus market, unlike the admitted market, is less regulated and more flexible in terms of policy forms and premium rates. This market provides an alternative for customers with risks or loss exposures that generally cannot be written in the standard market. This typically results in coverages that are more restrictive and more expensive than coverages in the admitted market. When we underwrite within the excess and surplus market, we are selective in the lines of business and type of risks we choose to write. Using our non-admitted status in this market allows us to tailor terms and conditions to manage these exposures effectively. Often, the development of these coverages is generated through proposals brought to us by an agent or broker seeking coverage for a specific group of clients or loss exposures. Once a proposal is submitted, our underwriters determine whether it would be a viable product based on our business objectives.

The foundation of our overall business strategy is to underwrite for profit in all market conditions and we achieved this for the 17th consecutive year in 2012, averaging an 87.9 combined ratio over that period of time. This foundation drives our ability to provide shareholder returns in three different ways: the underwriting income itself, net investment income from our investment portfolio and long-term appreciation in our equity portfolio. Our investment strategy is based on preservation of capital as the first priority, with a secondary focus on generating total return. The fixed income portfolio consists primarily of highly-rated, diversified, liquid investment-grade securities. Consistent underwriting income allows a portion of our shareholders' equity to be invested in equity securities. Our equity portfolio consists of a core stock portfolio weighted toward dividend-paying stocks, as well as exchange traded funds (ETFs). Our minority equity ownership in Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality sunglasses, has also enhanced overall returns. We have a diversified investment portfolio and closely monitor our investment risks. Despite periodic fluctuations in market value, our equity portfolio is part of a long-term asset allocation strategy and has contributed significantly to our historic growth in book value.

We measure the results of our insurance operations by monitoring certain measures of growth and profitability across three distinct business segments: casualty, property and surety. Growth is measured in terms of gross premiums written, and profitability is analyzed through combined ratios, which are further subdivided into their respective loss and expense components.

The casualty portion of our business consists largely of general liability, personal umbrella, transportation, executive products, commercial umbrella, package business and other specialty coverages, such as our professional liability for design professionals. We also offer fidelity and crime coverage for commercial insureds and select financial institutions and recently expanded our casualty offerings to include medical malpractice liability coverages in the excess and surplus market. The casualty business is subject to the risk of estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop. The casualty segment is also subject to inflation risk and may be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

Our property segment is comprised primarily of commercial fire, earthquake, difference in conditions, marine, facultative and treaty reinsurance, including crop, and select personal lines policies, including recreational vehicle and Hawaii homeowners coverages. While our marine and facultative reinsurance coverages are predominantly domestic risks, these portfolios do contain a relatively small portion of foreign risks. Property insurance and reinsurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coast, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by minimizing the total policy limits written in a particular region, purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates that help us carefully manage the concentration of risks exposed to catastrophic events. Our assumed multi-peril crop and hail treaty reinsurance business covers revenue shortfalls or production losses due to natural causes such as drought, excessive moisture, hail, wind, frost, insects and disease. Significant aggregation of these losses is mitigated by the U.S. Federal Government reinsurance program that provides stop loss protection inuring to our benefit.

The surety segment specializes in writing small-to-large commercial and contract surety coverages, as well as those for the energy, petrochemical and refining industries. We offer miscellaneous bonds, including license and permit, notary and court bonds. Often, our surety coverages involve a statutory requirement for bonds. While these bonds typically maintain a relatively low loss ratio, losses may fluctuate due to adverse economic conditions affecting the financial viability of our insureds. The contract surety product guarantees the construction work of a commercial contractor for a specific project. Generally, losses occur due to the deterioration of a contractor's financial condition. This line has historically produced marginally higher loss ratios than other surety lines during economic downturns.

While rates improved modestly on most coverages in 2012, the insurance marketplace has generally softened over the last several years, meaning that the marketplace became more competitive and prices decreased even as coverage terms became less restrictive. Nevertheless, we believe that our business model is geared to create underwriting income by focusing on sound risk selection and discipline. Our primary focus will continue to be on underwriting profitability, as opposed to premium growth or market share measurements.

BUSINESS DEVELOPMENT

On November 2, 2012, we acquired Rockbridge Underwriting Agency (Rockbridge), a Houston-based managing general agency, for $15.5 million in cash, coupled with a contingent earn-out based on future underwriting profitability. Rockbridge specializes in medical malpractice insurance in the excess and surplus market. Coverage is offered to individual physicians and physician groups in all 50 states through a network of retail and wholesale brokers.

On April 28, 2011, we acquired Contractors Bonding and Insurance Company (CBIC) through an acquisition of its holding company, Data and Staff Service Co., for $135.9 million in cash. CBIC is a Seattle-based insurance company specializing in surety bonds and related niche property and casualty insurance products. The company serves over 30,000 contractors and over 4,000 insurance agents and brokers nationwide. CBIC is a leading writer of contractor license bonds in the Northwest.

Our consolidated financial statements include CBIC's results of operations from April 28, 2011, and its assets and liabilities as of December 31, 2011 and 2012.

A more detailed discussion of the impact of these acquisitions is provided in the results of operations and segment highlights, as well as in note 13 to the consolidated financial statements.

GAAP AND NON-GAAP FINANCIAL PERFORMANCE METRICS

Throughout this annual report, we present our operations in the way we believe will be most meaningful, useful and transparent to anyone using this financial information to evaluate our performance. In addition to the generally accepted accounting principles in the United States of America (GAAP) presentation of net income, we show certain statutory reporting information and other non-GAAP financial measures that we believe are valuable in managing our business and drawing comparisons to our peers. These non-GAAP measures are underwriting income, combined ratios and net unpaid loss and settlement expenses.

Following is a list of non-GAAP measures found throughout this report with their definitions, relationships to GAAP measures and explanations of their importance to our operations.

UNDERWRITING INCOME

Underwriting income or profit represents one measure of the pretax profitability of our insurance operations and is derived by subtracting losses and settlement expenses, policy acquisition costs and insurance operating expenses from net premiums earned. Each of these captions is presented in the statements of earnings, but not subtotaled. However, this information is available in total and by segment in note 11 to the consolidated financial statements, regarding operating segment information. The nearest comparable GAAP measure is earnings before income taxes which, in addition to underwriting income, includes net investment income, net realized gains/losses on investments, general corporate expenses, debt costs and unconsolidated investee earnings.

COMBINED RATIO

This ratio is a common industry measure of profitability for any underwriting operation and is calculated in two components. First, the loss ratio is losses and settlement expenses divided by net premiums earned. The second component, the expense ratio, reflects the sum of policy acquisition costs and insurance operating expenses, divided by net premiums earned. All items included in these components of the combined ratio are presented in our GAAP consolidated financial statements. The sum of the loss and expense ratios is the combined ratio. The difference between the combined ratio and 100 reflects the per-dollar rate of underwriting income or loss. For example, a combined ratio of 85 implies that for every $100 of premium we earn, we record $15 of underwriting income.

NET UNPAID LOSS AND SETTLEMENT EXPENSES

Unpaid losses and settlement expenses, as shown in the liabilities section of our balance sheets, represents the total obligations to claimants for both estimates of known claims and estimates for incurred but not reported (IBNR) claims. The related asset item, reinsurance balances recoverable on unpaid losses and settlement expense, is the estimate of known claims and estimates of IBNR that we expect to recover from reinsurers. The net of these two items is generally referred to as net unpaid loss and settlement expenses and is commonly used in our disclosures regarding the process of establishing these various estimated amounts.

CRITICAL ACCOUNTING POLICIES

In preparing the consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

The most critical accounting policies involve significant estimates and include those used in determining the liability for unpaid losses and settlement expenses, investment valuation and other-than-temporary impairment (OTTI), recoverability of reinsurance balances, deferred policy acquisition costs and deferred taxes.

LOSSES AND SETTLEMENT EXPENSES

OVERVIEW

Loss and loss adjustment expense (LAE) reserves represent our best estimate of ultimate payments for losses and related settlement expenses from claims that have been reported but not paid, and those losses that have occurred but have not yet been reported to us. Loss reserves do not represent an exact calculation of liability, but instead represent our estimates, generally utilizing individual claim estimates, actuarial expertise and estimation techniques at a given accounting date. The loss reserve estimates are expectations of what ultimate settlement and administration of claims will cost upon final resolution. These estimates are based on facts and circumstances then known to us, review of historical settlement patterns, estimates of trends in claims frequency and severity, projections of loss costs, expected interpretations of legal theories of liability and many other factors. In establishing reserves, we also take into account estimated recoveries from reinsurance, salvage and subrogation. The reserves are reviewed regularly by a team of actuaries we employ.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claims handling procedures, claim personnel, economic inflation, legal trends and legislative changes, among others. The impact of many of these items on ultimate costs for loss and LAE is difficult to estimate. Loss reserve estimations also differ significantly by coverage due to differences in claim complexity, the volume of claims, the policy limits written, the terms and conditions of the underlying policies, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process. We continually refine our loss reserve estimates as historical loss experience develops and additional claims are reported and settled. We rigorously attempt to consider all significant facts and circumstances known at the time loss reserves are established.

Due to inherent uncertainty underlying loss reserve estimates, including, but not limited to, the future settlement environment, final resolution of the estimated liability may be different from that anticipated at the reporting date. Therefore, actual paid losses in the future may yield a significantly different amount than currently reserved — favorable or unfavorable.

The amount by which estimated losses differ from those originally reported for a period is known as "development." Development is unfavorable when the losses ultimately settle for more than the levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable developments of loss reserves in the results of operations in the period the estimates are changed.

We record two categories of loss and LAE reserves — case-specific reserves and IBNR reserves.

Within a reasonable period of time after a claim is reported, our claim department completes an initial investigation and establishes a case reserve. This case-specific reserve is an estimate of the ultimate amount we will have to pay for the claim, including related legal expenses and other costs associated with resolving and settling it. The estimate reflects all of the current information available regarding the claim, the informed judgment of our professional claim personnel regarding the nature and value of the specific type of claim and our reserving practices. During the life cycle of a particular claim, as more information becomes available, we may revise the estimate of the ultimate value of the claim either upward or downward. We may determine that it is appropriate to pay portions of the reserve to the claimant or related settlement expenses before final resolution of the claim. The amount of the individual claim reserve will be adjusted accordingly and is based on the most recent information available.

We establish IBNR reserves to estimate the amount we will have to pay for claims that have occurred, but have not yet been reported to us, claims that have been reported to us that may ultimately be paid out differently than reflected in our case-specific reserves and claims that have been closed but may reopen and require future payment.

Our IBNR reserving process involves three steps: (1) an initial IBNR generation process that is prospective in nature, (2) a loss and LAE reserve estimation process that occurs retrospectively and (3) a subsequent discussion and reconciliation between our prospective and retrospective IBNR estimates, which includes changes in our provisions for IBNR where deemed appropriate. These three processes are discussed in more detail in the following sections.

LAE represents the cost involved in adjusting and administering losses from policies we issued. The LAE reserves are frequently separated into two components: allocated and unallocated. Allocated loss adjustment expense (ALAE) reserves represent an estimate of claims settlement expenses that can be identified with a specific claim or case. Examples of ALAE would be the hiring of an outside adjuster to investigate a claim or an outside attorney to defend our insured. The claims professional typically estimates this cost separately from the loss component in the case reserve. Unallocated loss adjustment expense (ULAE) reserves represent an estimate of claims settlement expenses that cannot be identified with a specific claim. An example of ULAE would be the cost of an internal claims examiner to manage or investigate a reported claim.

All decisions regarding our best estimate of ultimate loss and LAE reserves are made by our Loss Reserve Committee (LRC). The LRC is made up of various members of the management team including the chief executive officer, chief operating officer, chief financial officer, chief actuary, general counsel and other selected executives. We do not use discounting (recognition of the time value of money) in reporting our estimated reserves for losses and settlement expenses. Based on current assumptions used in calculating reserves, we believe that our overall reserve levels at December 31, 2012, make a reasonable provision to meet our future obligations.

INITIAL IBNR GENERATION PROCESS

Initial carried IBNR reserves are determined through a reserve generation process. The intent of this process is to establish an initial total reserve that will provide a reasonable provision for the ultimate value of all unpaid loss and ALAE liabilities. For most casualty and surety products, this process involves the use of an initial loss and ALAE ratio that is applied to the earned premium for a given period. The result is our best initial estimate of the expected amount of ultimate loss and ALAE for the period by product. Payments and case reserves are subtracted from this initial estimate of ultimate loss and ALAE to determine a carried IBNR reserve.

For most property products, we use an alternative method of determining an appropriate provision for initial IBNR. Since this segment is characterized by a shorter period of time between claim occurrence and claim settlement, the IBNR reserves are determined by IBNR percentages applied to premium earned. The percentages are determined based on historical reporting patterns and are updated periodically. In addition, for assumed property reinsurance, consideration is given to data compiled for a sizable sample of reinsurers. No deductions for paid or case reserves are made. This alternative method of determining initial IBNR allows incurred losses and ALAE to react more rapidly to the actual emergence and is more appropriate for our property products where final claim resolution occurs over a shorter period of time.

Our crop reinsurance business is unique and is subject to an inherently higher degree of estimation risk during interim periods. As a result, the interim reports and professional judgments of our ceding company's actuaries and crop business experts provide important information which assists us in estimating our carried reserves.

We do not reserve for natural or man-made catastrophes until an event has occurred. Shortly after such occurrence, we review insured locations exposed to the event, catastrophe model loss estimates based on our own exposures and industry loss estimates of the event. We also consider our knowledge of frequency and severity from early claim reports to determine an appropriate reserve for the catastrophe. These reserves are reviewed frequently to consider actual losses reported and appropriate changes to our estimates are made to reflect the new information.

The initial loss and ALAE ratios that are applied to earned premium are reviewed at least semi-annually. Prospective estimates are made based on historical loss experience adjusted for exposure mix, price change and loss cost trends. The initial loss and ALAE ratios also reflect our judgment as to estimation risk. We consider estimation risk by product and coverage within product, if applicable. A product with greater overall volatility and uncertainty has greater estimation risk. Products or coverages with higher estimation risk include, but are not limited to, the following characteristics:

- Significant changes in underlying policy terms and conditions,
- A new business or one experiencing significant growth and/or high turnover,
- Small volume or lacking internal data requiring significant utilization of external data,
- Unique reinsurance features including those with aggregate stop-loss, reinstatement clauses, commutation provisions or clash protection,
- Longer emergence patterns with exposures to latent unforeseen mass tort,
- Assumed reinsurance businesses where there is an extended reporting lag and/or a heavier utilization of ceding company data and claims and product expertise,
- High severity and/or low frequency,
- Operational processes undergoing significant change, and/or
- High sensitivity to significant swings in loss trends, economic change or judicial change.

The historical and prospective loss and ALAE estimates, along with the risks listed, are the basis for determining our initial and subsequent carried reserves. Adjustments in the initial loss ratio by product and segment are made where necessary and reflect updated assumptions regarding loss experience, loss trends, price changes and prevailing risk factors. The LRC makes all final decisions regarding changes in the initial loss and ALAE ratios.

LOSS AND LAE RESERVE ESTIMATION PROCESS

A full analysis of our loss reserves takes place at least semi-annually. The purpose of this analysis is to provide validation of our carried loss reserves. Estimates of the expected value of the unpaid loss and LAE are derived using actuarial methodologies. These estimates are then compared to the carried loss reserves to determine the appropriateness of the current reserve balance.

The process of estimating ultimate payment for claims and claim expenses begins with the collection and analysis of current and historical claim data. Data on individual reported claims, including paid amounts and individual claim adjuster estimates, are grouped by common characteristics. There is judgment involved in this grouping. Considerations when grouping data include the volume of the data available, the credibility of the data available, the homogeneity of the risks in each cohort and both settlement and payment pattern consistency. We use this data to determine historical claim reporting and payment patterns, which are used in the analysis of ultimate claim liabilities. For portions of the business without sufficiently large numbers of policies or that have not accumulated sufficient historical statistics, our own data is supplemented with external or industry average data as available and when appropriate. For our newer products such as crop reinsurance, as well as for executive products, professional services and marine, we utilize external data extensively.

In addition to the review of historical claim reporting and payment patterns, we also incorporate estimated losses relative to premium (loss ratios) by year into the analysis. The expected loss ratios are based on a review of historical loss performance, trends in frequency and severity and price level changes. The estimates are subject to judgment including consideration given to available internal and industry data, growth and policy turnover, changes in policy limits, changes in underlying policy provisions, changes in legal and regulatory interpretations of policy provisions and changes in reinsurance structure. For the most current year, these are equivalent with the ratios used in the initial IBNR generation process. Increased recognition is given to actual emergence as the years age.

We use historical development patterns, expected loss ratios and standard actuarial methods to derive an estimate of the ultimate level of loss and LAE payments necessary to settle all the claims occurring as of the end of the evaluation period.

Our reserve processes include multiple standard actuarial methods for determining estimates of IBNR reserves. Other supplementary methodologies are incorporated as necessary. Mass tort and latent liabilities are examples of exposures for which supplementary methodologies are used. Each method produces an estimate of ultimate loss by accident year. We review all of these various estimates and assign weights to each based on the characteristics of the product being reviewed.

Our estimates of ultimate loss and LAE reserves are subject to change as additional data emerges. This could occur as a result of change in loss development patterns, a revision in expected loss ratios, the emergence of exceptional loss activity, a change in weightings between actuarial methods, the addition of new actuarial methodologies, new information that merits inclusion or the emergence of internal variables or external factors that would alter our view.

There is uncertainty in the estimates of ultimate losses. Significant risk factors to the reserve estimate include, but are not limited to, unforeseen or unquantifiable changes in:

- Loss payment patterns,
- Loss reporting patterns,
- Frequency and severity trends,
- Underlying policy terms and conditions,
- Business or exposure mix,
- Operational or internal processes affecting the timing of loss and LAE transactions,
- Regulatory and legal environment, and/or
- Economic environment.

Our actuaries engage in discussions with senior management, underwriting and the claim department on a regular basis to ascertain any substantial changes in operations or other assumptions that are necessary to consider in the reserving analysis.

A considerable degree of judgment in the evaluation of all these factors is involved in the analysis of reserves. The human element in the application of judgment is unavoidable when faced with uncertainty. Different experts will choose different assumptions based on their individual backgrounds, professional experiences and areas of focus. Hence, the estimates selected by various qualified experts may differ significantly from each other. We consider this uncertainty by examining our historic reserve accuracy and through an internal peer review process.

Given the substantial impact of the reserve estimates on our financial statements, we subject the reserving process to significant diagnostic testing and reasonability checks. In addition, there are data validity checks and balances in our front-end processes. Data anomalies are researched and explained to reach a comfort level with the data and results. Leading indicators such as actual versus expected emergence and other diagnostics are also incorporated into the reserving processes.

DETERMINATION OF OUR BEST ESTIMATE

Upon completion of our full loss and LAE estimation analysis, the results are discussed with the LRC. As part of this discussion, the analysis supporting the actuarial central estimate of the IBNR reserve by product is reviewed. The actuaries also present explanations supporting any changes to the underlying assumptions used to calculate the indicated central estimate. A review of the resulting variance between the indicated reserves and the carried reserves takes place. Quarterly, we also consider the most recent actual loss emergence compared to the expected loss emergence derived using the last full loss and ALAE analyses. Our actuaries make a recommendation to management in regards to booked reserves that reflect their analytical assessment and view of estimation risk. After discussion of these analyses and all relevant risk factors, the LRC determines whether the reserve balances require adjustment. Resulting reserve balances have always fallen within our actuaries' reasonable range of estimates.

As a predominantly excess and surplus lines and specialty insurer servicing niche markets, we believe there are several reasons to carry — on an overall basis — reserves above the actuarial central estimate. We believe we are subject to above-average variation in estimates and that this variation is not symmetrical around the actuarial central estimate.

One reason for the variation is the above-average policyholder turnover and changes in the underlying mix of exposures typical of an excess and surplus lines business. This constant change can cause estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business. Also, as a niche market insurer, there is little industry-level information for direct comparisons of current and prior experience and other reserving parameters. These unknowns create greater-than-average variation in the actuarial central estimates.

Actuarial methods attempt to quantify future outcomes. However, insurance companies are subject to unique exposures that are difficult to foresee at the point coverage is initiated and, often, many years subsequent. Judicial and regulatory bodies involved in interpretation of insurance contracts have increasingly found opportunities to expand coverage beyond that which was intended or contemplated at the time the policy was issued. Many of these policies are issued on an "all risk" and occurrence basis. Aggressive plaintiff attorneys have often sought coverage beyond the insurer's original intent. Some examples would be the industry's ongoing asbestos and environmental litigation, court interpretations of exclusionary language for mold and construction defect, and debates over wind versus flood as the cause of loss from major hurricane events.

We believe that because of the inherent variation and the likelihood that there are unforeseen and under-quantified liabilities absent from the actuarial estimate, it is prudent to carry loss reserves above the actuarial central estimate. Most of our variance between the carried reserve and the actuarial central estimate is in the most recent accident years for our casualty segment, where the most significant estimation risks reside. These estimation risks are considered when setting the initial loss ratios. In the cases where these risks fail to materialize, favorable loss development will likely occur over subsequent accounting periods. It is also possible that the risks materialize above the amount we considered when booking our initial loss reserves. In this case, unfavorable loss development is likely to occur over subsequent accounting periods.

Our best estimate of loss and LAE reserves may change as a result of a revision in the actuarial central estimate, the actuary's certainty in the estimates and processes and our overall view of the underlying risks. From time to time, we benchmark our reserving policies and procedures and refine them by adopting industry best practices where appropriate. A detailed, ground-up analysis of the actuarial estimation risks associated with each of our products and segments, including an assessment of industry information, is performed annually. This information is used when determining management's best estimate of booked reserves.

Loss reserve estimates are subject to a high degree of variability due to the inherent uncertainty of ultimate settlement values. Periodic adjustments to these estimates will likely occur as the actual loss emergence reveals itself over time. Our loss reserving processes reflect accepted actuarial practices and our methodologies result in a reasonable provision for reserves as of December 31, 2012.

INVESTMENT VALUATION AND OTTI

Throughout each year, we and our investment managers buy and sell securities to achieve investment objectives in accordance with investment policies established and monitored by our board of directors and executive officers.

We classify our investments in debt and equity securities into one of three categories. Held-to-maturity securities are carried at amortized cost. Available-for-sale securities are carried at fair value with unrealized gains/losses recorded as a component of comprehensive earnings and shareholders' equity, net of deferred income taxes. Trading securities are carried at fair value with unrealized gains/losses included in earnings.

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date.

We determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three pricing categories that are used to classify fair value.

We regularly evaluate our fixed income and equity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are some of the key factors we consider for determining if a security is other-than-temporarily impaired:

- The length of time and the extent to which the fair value has been less than cost,
- The probability of significant adverse changes to the cash flows on a fixed income investment,
- The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, or the issuer proposing a voluntary reorganization under which creditors are asked to exchange their claims for cash or securities having a fair value substantially lower than par value of their claims,
- The probability that we will recover the entire amortized cost basis of our fixed income securities prior to maturity, or
- For our equity securities, our expectation of recovery to cost within a reasonable period of time.

Quantitative criteria considered during this process include, but are not limited to: the degree and duration of current fair value as compared to the cost (amortized, in certain cases) of the security, degree and duration of the security's fair value being below cost and, for fixed maturities, whether the issuer is in compliance with the terms and covenants of the security. Qualitative criteria include the credit quality, current economic conditions, the anticipated speed of cost recovery, the financial health of and specific prospects for the issuer, as well as the absence of intent to sell or requirement to sell fixed income securities prior to recovery. In addition, we consider price declines of fixed income securities in our OTTI analysis where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration as opposed to rising interest rates.

Key factors that we consider in the evaluation of credit quality include:

- Changes in technology that may impair the earnings potential of the investment,
- The discontinuance of a segment of business that may affect future earnings potential,
- Reduction or elimination of dividends,
- Specific concerns related to the issuer's industry or geographic area of operation,
- Significant or recurring operating losses, poor cash flows and/or deteriorating liquidity ratios, and
- A downgrade in credit quality by a major rating agency.

For mortgage-backed securities and asset-backed securities that have significant unrealized loss positions and major rating agency downgrades, credit impairment is assessed using a cash flow model that estimates likely payments using security-specific collateral and transaction structure. All of our mortgage-backed and asset-backed securities remain AAA-rated by the major rating agencies and the fair value is not significantly less than amortized cost.

Under current accounting standards, an OTTI write-down of debt securities, where fair value is below amortized cost, is triggered by circumstances where (1) an entity has the intent to sell a security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more likely than not the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the difference between the security's amortized cost and its fair value. If an entity does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income.

Part of our evaluation of whether particular securities are other-than-temporarily impaired involves assessing whether we have both the intent and ability to continue to hold equity securities in an unrealized loss position. For fixed income securities, we consider our intent to sell a security (which is determined on a security-by-security basis) and whether it is more likely than not we will be required to sell the security before the recovery of our amortized cost basis. Significant changes in these factors could result in a charge to net earnings for impairment losses. Impairment losses result in a reduction of the underlying investment's cost basis.

RECOVERABILITY OF REINSURANCE BALANCES

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, rather than being netted with the related liabilities, since reinsurance does not relieve us of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. Additionally, the same uncertainties associated with estimating unpaid losses and settlement expenses impact the estimates for the ceded portion of such liabilities. We continually monitor the financial condition of our reinsurers. As part of our monitoring efforts, we review their annual financial statements, Securities and Exchange Commission filings for those reinsurers that are publicly traded, A.M. Best and S&P rating developments and insurance industry developments that may impact the financial condition of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverable tests, including one based on average default by S&P rating. Based upon our review and testing, our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover.

DEFERRED POLICY ACQUISITION COSTS

We defer commissions, premium taxes and certain other costs that are incrementally or directly related to the successful acquisition of new or renewal insurance contracts. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract, or when efforts to obtain or renew the insurance contract are unsuccessful. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are reviewed on a segment basis and are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs. See Note 1.C to the consolidated financial statements for discussion of our retrospective application of a new accounting standard which impacts accounting for costs associated with acquiring insurance policies.

DEFERRED TAXES

We record net deferred tax assets to the extent that temporary differences representing future deductible items exceed future taxable items. A significant amount of our deferred tax assets relate to expected future tax deductions arising from claim reserves and future taxable income related to changes in our unearned premium.

Periodically, management reviews our deferred tax positions to determine if it is more likely than not that the assets will be realized. These reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing of when assets will be used or liabilities will be required to be reported, as well as the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax-planning strategies it can use to increase the likelihood that the tax assets will be realized. After conducting the periodic review, if management determines that the realization of the tax asset does not meet the more likely than not criteria, an offsetting valuation allowance is recorded, thereby reducing net earnings and the deferred tax asset in that period. In addition, management must make estimates of the tax rates expected to apply in the periods in which future taxable items are realized. Such estimates include determinations and judgments as to the expected manner in which certain temporary differences, including deferred amounts related to our equity method investment, will be recovered. These estimates enter into the determination of the applicable tax rates and are subject to change based on the circumstances.

We consider uncertainties in income taxes and recognize those in our financial statements as required. As it relates to uncertainties in income taxes, our unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in income tax expense in the period in which they are incurred.

Additional discussion of other significant accounting policies may be found in note 1 to the consolidated financial statements.

RESULTS OF OPERATIONS

Consolidated revenue, as displayed in the table that follows, totaled $660.8 million for 2012, compared to $619.2 million for 2011 and $583.4 million in 2010.

CONSOLIDATED REVENUE	Year ended December 31,		
(in thousands)	2012	2011	2010
Net premiums earned	$576,571	$538,452	$493,382
Net investment income	58,831	63,681	66,799
Net realized investment gains (losses)	25,372	17,036	23,243
Total consolidated revenue	$660,774	$619,169	$583,424

Revenue increased 7 percent in 2012, following a 6 percent increase in 2011. Premiums earned from insurance operations improved for both periods and served to offset declines in investment income. Net premiums earned advanced 7 percent in 2012, following a 9 percent increase in 2011. The acquisition of CBIC added $49.5 million to net premiums earned in its first full year of production, after adding $31.9 million of net premiums earned in 2011 for the eight months subsequent to our acquisition. In addition, an improving rate environment, organic growth initiatives and new product offerings over the last several years have resulted in revenue growth. New product offerings in all three segments continue to gain scale and an improving rate environment served to reverse revenue declines experienced in mature coverages of our casualty segment in 2011 and 2010. The casualty segment was most affected by the weak economy and rate softening experienced over those years. Investment income declined in 2012 and 2011 as available reinvestment rates declined. In 2012, a higher allocation to tax-exempt municipals, which have lower nominal yields than taxable alternatives, also impacted investment income. Cash flow directed toward the special dividends paid, as well as cash used to fund expansion activities, including the purchase of CBIC, also reduced cash available for investments over these periods. During each of the last three years, we recorded net realized investment gains on our investment portfolio. The majority of gains realized over this period related to sales activities, versus calls or maturities. Sales activities were the result of portfolio rebalancing, as well as raising cash to support the acquisition of CBIC in 2011 and special dividends paid in each of the last three years.

NET EARNINGS (in thousands)	Year ended December 31, 2012	2011	2010
Underwriting income	$ 63,593	$110,188	$ 96,572
Net investment income	58,831	63,681	66,799
Net realized investment gains (losses)	25,372	17,036	23,243
Debt interest	(6,050)	(6,050)	(6,050)
Corporate expenses	(7,867)	(7,766)	(7,998)
Investee earnings	8,853	6,497	7,101
Pretax earnings	$142,732	$183,586	$179,667
Income tax expense	(39,386)	(56,988)	(51,470)
Net earnings	$103,346	$126,598	$128,197

Net earnings declined in 2012 and 2011, after increasing in 2010. This decline is due to increased natural catastrophes and a reduction in favorable reserve development on prior accident years. Natural catastrophes in 2012 reduced underwriting income by $35.0 million, after reducing the same measure by $17.5 million in 2011. Net losses from Hurricane Sandy totaled $15.0 million and represent the second largest single net catastrophe event in our history. In addition, the aggregation of 2012 spring storms added $15.9 million in net losses, while Hurricane Isaac added $4.1 million to net losses. In comparison, results for 2011 included $13.0 million from spring storms and $4.5 million in losses from Hurricane Irene. On a comparative basis, 2010 included only $5.0 million in spring storm losses and was devoid of hurricane losses. Despite these catastrophe losses, underwriting income was $63.6 million in 2012, compared to $110.2 million in 2011 and $96.6 million in 2010. These results were the product of disciplined underwriting in the current accident year, coupled with favorable development on prior accident years' reserves. In a soft market, as we have seen in recent years, disciplined underwriting can result in a reduction in premium revenue. During these times, we are willing to non-renew or exit accounts that are not adequately priced while continuing to invest in new product initiatives and geographic expansion. These investments help to offset the decline in existing products and to position ourselves for growth when the market improves. Our recent revenue growth is the result of these investments and our continued underwriting income is a testament to our underwriters' discipline throughout the insurance cycle. We believe our underwriting discipline can differentiate us from the broader insurance market by ensuring appropriate risk selection and pricing of both new and renewal business and can serve to slow the pace of deterioration in underwriting results. Since our products must be priced before the ultimate loss costs are known, it may take several years to know if pricing was adequate or inadequate. Inadequate pricing may lead to adverse loss development in future periods. In 2012, we experienced $64.6 million in favorable development on prior accident years' reserves, compared to favorable development of $110.1 million in 2011 and $83.2 million in 2010. Further discussion of reserve development can be found in note 6 to the consolidated financial statements.

Bonus and profit-sharing amounts earned by executives, managers and associates are predominately influenced by corporate performance, including operating earnings, combined ratio and return on capital. Return on capital measures components of comprehensive earnings against a minimum required return on capital. Return on capital is the primary measure of executive bonus achievement and a significant component of manager and associate bonus targets. Bonus and profit sharing-related expenses attributable to the aforementioned favorable reserve developments totaled $8.1 million, $14.1 million and $11.3 million for 2012, 2011 and 2010, respectively. These performance-related expenses impact policy acquisition, insurance operating and general corporate expenses line items in the financial statements. Partially offsetting the 2012, 2011 and 2010 increases were $4.2 million, $1.7 million and $0.5 million, respectively, in reductions to bonus and profit-sharing earned due to losses associated with hurricanes and spring storms.

Over the past several years, we invested in our capacity to produce premium. We expanded our geographic footprint of existing products by adding underwriters and entering new markets. We hired teams of underwriters to start new products, and in 2011, added to our product offerings through the acquisition of CBIC. Nearly 25 percent of our gross premiums written in 2012 and over 20 percent of premiums in 2011 were due to these initiatives. Expansion efforts, including the addition of CBIC, resulted in growth in our surety segment, which carries higher acquisition costs than other segments. In addition, new product offerings result in investments in systems, and in some instances, like CBIC, acquisition activities result in added costs of integration, including severance. On a consolidated basis, our policy acquisition costs, which include the expenses associated with expansion, represent an increased percentage of net premiums earned. Policy acquisition costs as a percentage of net premiums earned totaled 34 percent in 2012 and 2011 and 32 percent in 2010. We believe these investments have positioned us well to capitalize on future market opportunities.

Equity in earnings of unconsolidated investee (Maui Jim) increased in 2012, after declining in 2011. Maui Jim posted increased sales volume in each of the last three years. While Maui Jim continues to increase investments in marketing and advertising related efforts, increased sales, coupled with decreased cost of goods sold and improved foreign exchange results, have resulted in an increase in earnings in 2012.

RLI INSURANCE GROUP

While rates for most coverages grew modestly in 2012, our results continue to be influenced by the soft marketplace over the last several years. Increased competition and capacity in the marketplace resulted in rate declines in 2011 and 2010, particularly in our casualty segment. In addition to the general soft pricing environment, the weak economy has put additional pressure on exposure bases. Insurance premiums in our markets are heavily dependent on customers' revenues, values transported, miles traveled and number of new projects initiated. Expansion efforts and new product initiatives, coupled with the acquisition of CBIC, served to offset the challenging market conditions and resulted in growth in gross premiums written. New product initiatives over the last several years added nearly $190 million in gross premiums written in 2012 after adding over $150 million to premiums in 2011 and $74 million in 2010. The recent acquisition of Rockbridge and expansion into recreational vehicle and security guard coverages should add to these totals in 2013. Gross premiums written, as reflected in the table that follows, increased 12 percent in 2012 after advancing 10 percent in 2011 and 1 percent in 2010. Overall, casualty writings increased 20 percent in 2012 following a 4 percent increase in 2011 and a 9 percent decline in 2010. Nearly all coverages posted growth in 2012 due to an improved rate environment, organic growth initiatives and continued build out of newer product initiatives. On the property side, premium increased 4 percent in 2012 after increasing 15 percent in 2011 and 13 percent in 2010. Modest growth was achieved in most coverages in 2012 while exposures remained relatively flat. Our surety segment has also posted increased gross premiums written in each of the last three years, as the addition of CBIC amplified growth from underwriter additions and geographic expansion.

Our underwriting income and combined ratios are displayed in the following tables. Solid underwriting results for the casualty and surety segments were bolstered by favorable development on prior accident years' loss reserves in each of the last three years. The property segment experienced increased catastrophe losses in 2012 and 2011, following very light activity in 2010. In addition, after experiencing a significant amount of unfavorable loss emergence on marine coverages in prior periods, the property segment's results have benefited from favorable loss emergence from our marine coverages since 2010. The following tables and narrative provide a more detailed look at individual segment performance over the last three years.

GROSS PREMIUMS WRITTEN	Year ended December 31,		
(in thousands)	2012	2011	2010
Casualty	$391,639	$325,697	$313,591
Property	279,726	270,097	235,058
Surety	113,434	106,313	87,667
Total	$784,799	$702,107	$636,316

UNDERWRITING INCOME (in thousands)	2012	2011	2010
Casualty	$25,439	$ 61,397	$37,084
Property	11,692	30,332	34,293
Surety	26,462	18,459	25,195
Total	$63,593	$110,188	$96,572

COMBINED RATIO	2012	2011	2010
Casualty	90.5	74.0	84.0
Property	94.3	85.1	81.1
Surety	75.1	81.3	68.4
Total	89.0	79.6	80.4

The following table further summarizes revenues (net premiums earned) by major coverage type within each segment:

	Year ended December 31,		
(in thousands)	2012	2011	2010
CASUALTY			
General liability	$ 84,985	$ 85,020	$ 96,659
Commercial and personal umbrella	68,287	63,020	61,370
Commercial transportation	34,701	34,106	40,262
P&C package business	28,497	16,379	–
Professional services	28,018	13,151	6,202
Executive products	15,764	14,665	13,624
Specialty programs	2,331	4,325	7,188
Other casualty	5,114	5,532	6,742
Total	$267,697	$236,198	$232,047
PROPERTY			
Commercial property	$ 74,197	$ 80,743	$ 80,471
Marine	56,367	51,654	47,981
Property reinsurance	27,021	19,925	14,664
Crop reinsurance	24,506	34,935	27,082
Other property	20,311	16,403	11,447
Total	$202,402	$203,660	$181,645
SURETY			
Miscellaneous	$ 39,299	$ 34,837	$ 24,855
Contract	26,329	24,354	18,970
Commercial	22,107	21,317	18,869
Oil and gas	18,737	18,086	16,996
Total	$106,472	$ 98,594	$ 79,690
Grand total	$576,571	$538,452	$493,382

CASUALTY

Casualty gross premiums written of $391.6 million were up 20 percent in 2012, following an increase of 4 percent in 2011 and a decline of 9 percent in 2010. Gross premiums from the addition of CBIC's package business were $33.7 million in 2012, after adding $20.3 million in 2011 with only eight months of production. Our professional services product, which was launched in 2009 to provide professional liability coverage for design professionals and now offers additional coverages to its target market, posted $43.3 million in gross premiums written, up 30 percent in 2012 after advancing 80 percent in 2010. In addition, gross premiums for commercial umbrella coverages advanced over $20 million in 2012 as rates improved and our existing general liability policies have generated increased opportunity to write umbrella coverages. While production remains considerably below that experienced in the hard market which peaked in 2005, general liability, transportation and executive products posted increased gross premiums written in 2012. Improved pricing and organic growth initiatives served to reverse the trend of declining premiums experienced in 2011 and 2010. General liability, our largest product in this segment, posted gross premiums written of $93.3 million, up 4 percent from 2011, after declining 9 percent in 2011 and 15 percent in 2010. Rates increased 5 percent in 2012, after flattening in 2011. Prior to 2011, rates had declined for multiple years. While rates are up, a large portion of the general liability book is construction-related. The significant reduction in construction activity, due to the weak economy, continues to challenge our ability to grow this product. Also during the last three years, the habitational (owner, landlord and tenant/non-construction) component of the general liability book sustained adverse loss experience. Re-underwriting efforts resulted in the nonrenewal of certain policies, as well as rate increases on policies where pricing was inadequate to cover losses. The combination of these efforts resulted in lost business, which negatively impacted premiums written. In 2012, transportation and executive products advanced 16 percent and 9 percent, respectively, after declining in 2011 and 2010. The decline in prior years was due to competitive pressures, coupled with the weak economy, which reduced the revenue base upon which insured premiums are based for transportation. We will remain disciplined in our approach to underwriting coverages in the casualty segment.

Underwriting income for the casualty segment was $25.4 million in 2012, compared to $61.4 million in 2011 and $37.1 million in 2010. These results translated into combined ratios of 90.5, 74.0 and 84.0 for 2012, 2011 and 2010, respectively. Favorable development on prior accident years' loss reserves totaled $40.4 million, $83.9 million and $64.6 million, for 2012, 2011 and 2010, respectively. In each of these years, actuarial studies indicated that cumulative experience attributable to many casualty coverages for mature accident years was lower than carried reserves, resulting in the release of reserves. Loss frequency and severity trends were favorable, which resulted in reserves developing below our actuaries' initial estimates. We believe these improved trends are due in part to the quality of our underwriters' risk selection, which has served to offset rate declines and an assumed increase in loss cost trends. In 2012, favorable development was experienced across multiple products, with a majority occurring in accident years 2007 through 2010. In 2011, favorable development was concentrated in accident years 2006 through 2009. For 2010, favorable development was concentrated in accident years 2003 through 2008, with the more recent years representing a larger portion of the release. Additionally, results for 2010 included favorable development on the 1987 accident year from the settlement of an assumed run-off casualty claim.

The segment's loss ratio was 53.8 in 2012, compared to 36.0 in 2011 and 49.5 in 2010. While each year benefited from favorable reserve development on prior accident years, the result for 2012 was lower. In contrast, current accident year loss ratios improved modestly in 2012 due to the improved rate environment and a shift in mix of business toward lower loss producing products. The expense ratio for the casualty segment was 36.7 in 2012, compared to 38.0 in 2011 and 34.5 in 2010. While we continued to invest in expansion and new product initiatives in 2012 and 2011, increased revenue from these investments has resulted in improved expense leverage. In addition, the decline in operating performance resulted in a decrease to bonus and profit sharing expenses in 2012.

PROPERTY

Gross premiums written in the property segment increased by 4 percent in 2012 after increasing 15 percent in 2011 and 13 percent in 2010. The growth for all three periods was due largely to expansion efforts and recent product launches. In 2010, we initiated a crop reinsurance program in which we began assuming multi-peril crop insurance (MPCI) and crop hail exposure under a quota share agreement. The crop reinsurance agreement produced $35.5 million, $34.9 million and $27.1 million of gross premiums written in 2012, 2011 and 2010, respectively. On a net basis, however, 2012 crop premiums declined $10.4 million, or 30 percent, as our share in the existing agreement decreased from a 6 percent share to a 4 percent share and two-thirds of the premium assumed under an additional crop reinsurance contract were ceded to another reinsurance partner. In addition to crop, we continued to build out our other property reinsurance coverages, expanding our property treaty business during 2012 and 2011. In total, property reinsurance, excluding crop, posted $37.8 million in gross premiums written in 2012 and $35.3 million in 2011, which was up nearly 70 percent from 2010. Gross premiums for marine and commercial property increased modestly in 2012. Marine growth in 2012 and 2011 was largely due to an increase in inland marine coverages where loss trends have been more favorable. In 2010, marine premiums declined 7 percent due to actions taken after sustaining adverse loss experience on hull (liability) and protection & indemnity coverages. Underwriting actions with respect to these coverages included non-renewing much of the commercial tug and tow portfolio, where a majority of losses were originating, as well as re-underwriting excess liability coverages. For commercial property, gross premiums increased 4 percent in 2012 after declining 2 percent in 2011. Growth in 2012 was due largely to rate increases on wind and quake-exposed coverages, while the related exposures remained relatively flat.

Underwriting income was $11.7 million in 2012, compared to income of $30.3 million in 2011 and $34.3 million in 2010. The segment's results translated into combined ratios of 94.3, 85.1 and 81.1 for 2012, 2011 and 2010, respectively. Results for 2012 included increased natural catastrophe and weather-related losses that impacted our commercial property, marine, crop and other reinsurance coverages. Incurred losses from spring storms totaled $15.9 million, while losses and reinstatement premiums from Hurricanes Sandy and Isaac served to reduce income by an additional $18.1 million. In addition, widespread drought conditions across the United States resulted in our crop coverages posting a net underwriting loss of $5.9 million on the 2012 reinsurance contracts. Partially offsetting these adverse impacts was $16.8 million in favorable development on prior accident years' reserves. This benefit was due to $12.1 million in positive emergence on marine liability and protection & indemnity coverages, where previous underwriting action was taken. Reserves related to prior year hurricane and storm losses within commercial property and crop coverages also developed favorably in 2012 and accounted for the balance of favorable development within this segment. In contrast, results for 2011 included $17.0 million in losses from natural catastrophes and storms, which was offset by $18.5 million in favorable development on prior accident years. Prior years' loss reserves have developed favorably in recent years for marine coverages, while commercial property posted favorable development on the 1994 accident year due to the settlement of a final claim from the Northridge earthquake. Spring storm losses in 2011 totaled $13.0 million, while Hurricane Irene added approximately $4.0 million in incurred loss. For 2010, underwriting results benefited from a light catastrophe season and reserves for the prior years' hurricanes continued to trend favorably, resulting in reserve take-downs. Additionally, results for 2010 benefited from underwriting income on the crop reinsurance program, as well as favorable development on prior accident years' losses for marine.

The segment's loss ratio was 57.2 in 2012, compared to 50.1 in 2011 and 45.4 in 2010. The aforementioned increased hurricane and storm activity accounted for the increases in 2012 and 2011. The expense ratio for the property segment was 37.1 in 2012, compared to 35.0 in 2011 and 35.7 in 2010. Expense ratios are calculated as a percentage of net premiums earned. Reinstatement premiums ceded due to Hurricane Sandy reduced net premiums earned, which in turn increased the expense ratio. In addition, the $10.4 million reduction in net premiums earned on crop, which carries a lower cost of acquisition, resulted in a shift in mix toward products with higher acquisition costs. This shift in product mix also served to increase the segment's expense ratio in 2012.

SURETY

Gross premiums written for surety increased in each of the last three years, along with net premiums earned. Gross premiums increased 7 percent in 2012, after increasing 21 percent in 2011 and 8 percent in 2010. The addition of CBIC amplified growth in 2012 and 2011, while all periods were influenced by underwriter additions and geographic expansion. CBIC added $21.2 million in gross premiums written in 2012, after adding $15.7 million in gross premiums written for the eight months subsequent to the acquisition date in 2011. Investment in capacity, through underwriter additions and other geographic expansion, fueled premium growth in miscellaneous, contract and commercial surety in all three years. In addition, energy surety was flat in 2012 after posting modest growth in 2011.

Underwriting income totaled $26.5 million in 2012, compared to $18.5 million in 2011 and $25.2 million in 2010. The segment's results translated into combined ratios of 75.1, 81.3 and 68.4 for 2012, 2011 and 2010, respectively. The segment's loss ratio was 11.1 in 2012, compared to 13.2 in 2011 and 5.0 in 2010. While all three years benefited from favorable development on prior accident years' reserves, the loss ratio for 2011 was higher due to adverse loss experience on contract surety in the current accident year. The expense ratio for the surety segment was 64.0 in 2012, compared to 68.1 in 2011 and 63.4 in 2010. The increase in 2011 is reflective of costs associated with the acquisition and integration of CBIC, including severance-related expenses, as well as continued investment in expansion. As premium earned from these investments continued to increase and cost synergies were realized, the expense ratio declined in 2012.

NET INVESTMENT INCOME AND REALIZED INVESTMENT GAINS

During 2012, net investment income decreased by 8 percent due to lower reinvestment rates as well as a higher allocation to tax-exempt municipal bonds, which have lower pre-tax yields than taxable alternatives. In addition, a significant portion of operating cash flow was allocated to special dividends over the past three years and thus was not available for investing activities. The average annual yields on our investments were as follows for 2012, 2011 and 2010:

	2012	2011	2010
PRETAX YIELD			
Taxable (on book value)	3.75%	4.37%	4.71%
Tax-exempt (on book value)	2.76%	3.70%	3.77%
Equities (on fair value)	3.18%	3.04%	2.69%
AFTER-TAX YIELD			
Taxable (on book value)	2.44%	2.84%	3.06%
Tax-exempt (on book value)	2.61%	3.50%	3.57%
Equities (on fair value)	2.73%	2.61%	2.31%

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable fixed income securities are subject to our corporate tax rate of 35.0 percent, our tax-exempt municipal securities are subject to a tax rate of 5.3 percent and our dividend income is generally subject to a tax rate of 14.2 percent. During 2012, the average after-tax yield on the fixed income portfolio declined to 2.6 percent from the 2.9 percent yield in 2011. During the year, we focused on purchasing high-quality fixed income investments, primarily municipal and corporate securities in the 5 to 15 year maturity range.

The fixed income portfolio decreased by $16.2 million during the year as securities were sold to raise funds to pay the special dividend declared and paid during the fourth quarter. During 2012, the portfolio experienced net realized gains of $13.2 million and ended 2012 with net unrealized gains of $84.4 million. The tax-adjusted total return on a mark-to-market basis was 6.4 percent. During 2012, our equity portfolio decreased by $12.9 million to $375.8 million as securities were sold to raise funds to pay the special dividend in the fourth quarter. During 2012, our equity portfolio experienced net realized gains of $15.1 million and ended 2012 with net unrealized gains of $135.5 million. The total return for the year on the equity portfolio was 11.5 percent.

Our investment results for the last five years are shown in the following table:

(in thousands)

	Average Invested Assets[1]	Net Investment Income[2][3]	Net Realized Gains (Losses)[3]	Change in Unrealized Appreciation[3][4]	Annualized Return on Avg. Invested Assets	Tax Equivalent Annualized Return on Avg. Invested Assets
2008	1,749,303	78,986	(46,738)	(123,607)	-5.2%	-4.5%
2009	1,755,665	67,346	(12,755)	95,281	8.5%	9.0%
2010	1,827,761	66,799	23,243	28,695	6.5%	6.8%
2011	1,851,654	63,681	17,036	32,855	6.1%	6.3%
2012	1,870,584	58,831	25,372	39,855	6.6%	6.9%
5-yr Avg.	$1,810,993	$67,129	$1,232	$14,616	4.5%	4.9%

[1] Average amounts at beginning and end of year (inclusive of cash and short-term investments).

[2] Investment income, net of investment expenses.

[3] Before income taxes.

[4] Relates to available-for-sale fixed income and equity securities.

We realized $25.4 million in net investment gains in 2012. Included in this number is $15.1 million in net realized gains in the equity portfolio, $13.2 million in net realized gains in the fixed income portfolio and $2.9 million in net realized losses inclusive of the impairment of a long-lived asset. In 2011, we realized $17.0 million in net investment gains. We realized $5.9 million in net realized gains in the equity portfolio and $11.1 million in net realized gains in the fixed income portfolio. In 2010, we realized net investment gains of $23.2 million. Included in this number are net realized gains of $7.4 million in the equity portfolio, net realized gains of $15.7 million in the fixed income portfolio and other realized gains of $0.1 million.

We regularly evaluate the quality of our investment portfolio. When we determine that a specific security has suffered an other-than-temporary decline in value, the investment's value is adjusted by reclassifying the decline from unrealized to realized losses. This has no impact on shareholders' equity. During 2012, we recognized $1.2 million in impairment losses. All losses were taken during the second quarter on equity securities we no longer had the intent to hold. There were $0.3 million in losses associated with the OTTI of securities in 2011. All losses were in our equity portfolio. In 2010, we did not recognize any OTTI losses.

As of December 31, 2012, we held five securities in our equity portfolio that were in unrealized loss positions. The total unrealized loss on these securities was $0.9 million. With respect to both the significance and duration of the unrealized loss positions, we have no equity securities in an unrealized loss position of greater than 20 percent for more than six consecutive months.

The fixed income portfolio contained 33 positions at an unrealized loss as of December 31, 2012. Of these 33 securities, one has been in an unrealized loss position for

12 consecutive months or longer and represents less than $0.1 million in unrealized losses. The majority of fixed income unrealized losses can be attributed to increases in interest rates after securities were purchased and are not credit related. All fixed income securities in the investment portfolio continue to pay the expected coupon payments under the contractual terms of the securities. Based on our analysis, our fixed income portfolio is of a high credit quality and we believe we will recover the amortized cost basis.

Key components to our OTTI procedures are discussed in our critical accounting policy on investment valuation and OTTI and in note 2 to the consolidated financial statements. Based on our analysis, we have concluded that the securities in an unrealized loss position were not other-than-temporarily impaired at December 31, 2012.

INVESTMENTS

We maintain a diversified investment portfolio with an 80 percent fixed income and 20 percent equity target. We continually monitor economic conditions, our capital position and the insurance market to determine our equity allocation. As of December 31, 2012, the portfolio had a fair value of $1.8 billion, a decrease of $59.4 million from the end of 2011.

We determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels of inputs that may be used to measure fair value.

As of December 31, 2012, our investment portfolio had the following asset allocation breakdown:

PORTFOLIO ALLOCATION

(in thousands) Asset Class	Cost or Amortized Cost	Fair Value	Unrealized Gain/(Loss)	% of Total Fair Value	Quality*
U.S. agency	$ 21,685	$ 21,909	$ 224	1.2%	AA
Corporate	535,437	580,708	45,271	31.5%	A
Mortgage-backed	234,635	250,394	15,759	13.6%	AA
ABS/CMO**	72,681	77,329	4,648	4.2%	AAA
Non-U.S. govt. & agency	8,410	9,367	957	0.5%	AA
U.S. government	16,358	16,713	355	0.9%	AA
Municipal	416,878	434,037	17,159	23.6%	AA
Total fixed income	$1,306,084	$1,390,457	$ 84,373	75.5%	AA
Equities	$ 240,287	$ 375,788	$135,501	20.4%	
Short-term investments	$ 30,462	$ 30,462	$ –	1.7%	
Cash	44,314	44,314	–	2.4%	
Total portfolio	$1,621,147	$1,841,021	$219,874	100.0%	

*Quality ratings provided by Moody's, S&P and Fitch

**Asset-backed and collateralized mortgage obligations

Quality in the previous table and in all subsequent tables is an average of each bond's credit rating, adjusted for its relative weighting in the portfolio.

Fixed income represented 76 percent of our total 2012 portfolio compared to 74 percent in 2011. As of December 31, 2012, the fair value of our fixed income portfolio consisted of 16 percent AAA-rated securities, 46 percent AA-rated securities, 29 percent A-rated securities and 9 percent BBB-rated securities. This compares to 9 percent AAA-rated securities, 60 percent AA-rated securities, 18 percent A-rated securities and 13 percent BBB-rated securities in 2011.

In selecting the maturity of securities in which we invest, we consider the relationship between the duration of our fixed income investments and the duration of our liabilities, including the expected ultimate payout patterns of our reserves. We believe that both liquidity and interest rate risk can be minimized by such asset/liability management. As of December 31, 2012, our fixed income portfolio's duration was 4.9 years. During 2012, the total return on our bond portfolio on a tax-equivalent, mark-to-market basis was 6.4 percent.

Our equity portfolio had a fair value of $375.8 million at December 31, 2012, entirely classified as available-for-sale. Equities comprised 20 percent of our total 2012 portfolio, the same as in 2011. Securities within the equity portfolio are well diversified and are primarily invested in large-cap issues with a focus on dividend income. Our strategy is value oriented and security selection takes precedence over market timing. Likewise, low turnover throughout our long investment horizon minimizes transaction costs and taxes. During 2012, the total return on our equity portfolio on a mark-to-market basis was 11.5 percent, underperforming broader benchmarks like the S&P 500 due to our preference for less volatile equity sectors with higher dividend yields.

FIXED INCOME PORTFOLIO

As of December 31, 2012, our fixed income portfolio, which is all investment grade, had the following rating distributions:

FAIR VALUE (in thousands)	AAA	AA	A	BBB	No Rating	Fair Value
Bonds:						
Corporate - financial	$ –	$ 14,528	$122,072	$ 26,987	$3,975	$ 167,562
All other corporate	–	26,144	211,981	75,748	–	313,873
Corporate financial - private placements	–	20,325	26,179	8,014	–	54,518
All other corporate - private placements	–	–	34,516	10,239	–	44,755
U.S. government & agency (GSE)	14,902	23,720	–	–	–	38,622
Non-U.S. government & agency	–	5,738	3,629	–	–	9,367
Municipal	125,650	303,164	5,223	–	–	434,037
Structured:						
GSE - RMBS	$ –	$250,394	$ –	$ –	$ –	$ 250,394
Non-GSE RMBS – prime	–	–	–	–	–	–
Non-GSE RMBS – Alt A	–	–	–	–	–	–
Non-GSE RMBS – subprime	–	–	–	–	–	–
ABS - home equity	–	–	–	–	–	–
ABS - credit cards	6,080	–	–	–	–	6,080
ABS - auto loans	3,974	–	–	–	–	3,974
All other ABS	6,250	–	–	–	–	6,250
CMBS	61,025	–	–	–	–	61,025
CDOs/CLOs	–	–	–	–	–	–
Total	$217,881	$644,013	$403,600	$120,988	$3,975	$1,390,457

MORTGAGE-BACKED, COMMERCIAL MORTGAGE-BACKED AND ASSET-BACKED SECURITIES

The following table summarizes the distribution of our mortgage-backed securities (MBS) portfolio by investment type, as of the dates indicated:

MBS (in thousands)	Rating	Amortized Cost	Fair Value	% of Total
2012				
Planned amortization class	AA	$ 19,964	$ 21,045	8%
Sequential	AA	6,453	6,987	3%
Pass-throughs	AA	208,218	222,362	89%
Total		$234,635	$250,394	100%
2011				
Planned amortization class	AA	$ 26,593	$ 28,626	11%
Sequential	AA	7,114	7,467	3%
Pass-throughs	AA	199,434	212,900	86%
Total		$233,141	$248,993	100%

Our allocation to residential mortgage-backed securities totaled $250.4 million as of December 31, 2012. MBS represented 18 percent of the fixed income portfolio compared to $249.0 million or 18 percent of that portfolio as of December 31, 2011.

We believe MBS investments add diversification, liquidity, credit quality and additional yield to our portfolio. Our objective for the MBS portfolio is to provide reasonable cash flow stability where we are compensated for the call risk associated with residential refinancing. The MBS portfolio includes mortgage-backed pass-through securities and collateralized mortgage obligations (CMO). A mortgage pass-through is a security consisting of a pool of residential mortgage loans which returns principal and interest cash flows to investors each month. A CMO has a more finite payment structure and can reduce the risks associated with prepayment. CMO securities are divided into maturity classes that are paid off under certain expected interest rate conditions. Our MBS portfolio does not include interest-only securities or principal-only securities. As of December 31, 2012, all of the securities in our MBS portfolio were rated AA+ and issued by Government Sponsored Enterprises (GSEs) such as the Governmental National Mortgage Association (GNMA), Federal National Mortgage Association (FNMA) or the Federal Home Loan Mortgage Corporation (FHLMC).

Variability in the average life of principal repayment is an inherent risk of owning mortgage-related securities. However, we reduce our portfolio's exposure to prepayment risk by seeking characteristics that tighten the probable scenarios for expected cash flows. As of December 31, 2012, the MBS portfolio contained 89 percent of pure pass-throughs compared to 86 percent as of December 31, 2011. An additional 8 percent of the MBS portfolio was invested in planned amortization class CMOs (PACs), compared to 11 percent as of December 31, 2011. CMO PACs are securities whose cash flows are designed to remain constant in a variety of mortgage prepayment environments.

The following table summarizes the distribution of our asset-backed and commercial mortgage-backed securities portfolio as of the dates indicated:

ABS/CMBS

(in thousands)	Rating	Amortized Cost	Fair Value	% of Total
2012				
CMBS	AAA	$57,051	$61,025	79%
Home equity		–	–	–
Auto	AAA	3,950	3,974	5%
Equipment		–	–	–
Franchise		–	–	–
Utility	AAA	5,832	6,250	8%
Credit card	AAA	5,848	6,080	8%
Total		$72,681	$77,329	100%
2011				
CMBS	AAA	$48,120	$50,204	88%
Home equity		–	–	–
Auto		–	–	–
Equipment		–	–	–
Franchise		–	–	–
Utility	AAA	6,205	6,749	12%
Credit card		–	–	–
Total		$54,325	$56,953	100%

An asset-backed security (ABS) or commercial mortgage-backed security (CMBS) is a securitization collateralized by the cash flows from a specific pool of underlying assets. These asset pools can include items such as credit card payments, auto loans and residential or commercial mortgages. As of December 31, 2012, ABS/CMBS investments were $77.3 million (6 percent) of the fixed income portfolio, compared to $57.0 million (4 percent) as of December 31, 2011. The entire ABS/CMBS portfolio was rated AAA as of December 31, 2012. We believe that ABS/CMBS investments add diversification and additional yield to the portfolio while often adding superior cash flow stability over mortgage pass-throughs or CMOs.

When making investments in MBS/ABS/CMBS, we evaluate the quality of the underlying collateral, the structure of the transaction (which dictates how any losses in the underlying collateral will be distributed) and prepayment risks. All of our collateralized securities carry the highest credit rating by one or more major rating agency and continue to pay according to contractual terms. We had less than $0.1 million in unrealized losses in this asset class as of December 31, 2012.

MUNICIPAL FIXED INCOME SECURITIES

As of December 31, 2012, municipal bonds totaled $434.0 million (31 percent) of our fixed income portfolio, compared to $238.4 million (17 percent) as of December 31, 2011. We increased our allocation to municipal securities during 2012 due to the relative value and tax-preferred status of the sector.

We believe municipal fixed income securities can provide diversification and additional tax-advantaged yield to our portfolio. Our objective for the municipal fixed income portfolio is to provide reasonable cash flow stability and increased after-tax yield.

Our municipal fixed income portfolio is comprised of general obligation (GO) and revenue securities. The revenue sources include sectors such as sewer and water, public improvement, school, transportation and colleges and universities.

As of December 31, 2012, approximately 62 percent of the municipal fixed income securities in the investment portfolio were GO and the remaining 38 percent were revenue based. Ninety-nine percent of our municipal fixed income securities were rated AA or better while 100 percent were rated A or better.

CORPORATE DEBT SECURITIES

As of December 31, 2012, our corporate debt portfolio totaled $580.7 million (42 percent) of the fixed income portfolio compared to $481.6 million (34 percent) as of December 31, 2011. We added to our corporate allocation during 2012 as corporate securities provided more relative value and cash flow certainty than our historical allocation to defensive structures in the Government Sponsored Entity (GSE) sector. The corporate debt portfolio has an overall quality rating of single A, diversified among 154 issuers.

The following table illustrates our corporate debt exposure to the financial and non-financial sectors as of December 31, 2012, including fair value, cost basis and unrealized gains and losses:

Amortized (in thousands)	Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Bonds:				
Corporate – financial	$153,636	$167,562	$13,961	$ (35)
All other corporate	289,425	313,873	24,617	(169)
Financials – private placements	49,969	54,518	4,549	–
All other corporate – private placements	42,407	44,755	2,370	(22)
Total	$535,437	$580,708	$45,497	$(226)

We believe corporate debt investments add diversification and additional yield to our portfolio. With our high quality, diversified portfolio, the corporate debt investments will continue to be a significant part of our investment program.

GOVERNMENT SPONSORED ENTITY (GSE) DEBT SECURITIES

As of December 31, 2012, our GSE or agency debt portfolio totaled $21.9 million (2 percent) of the fixed income portfolio, compared to $358.5 million (25 percent) as of December 31, 2011. As interest rates decreased during 2012, a very high proportion of our GSE portfolio was called. Proceeds from these calls were used to purchase municipal and corporate bonds. GSE securities carry no explicit government guarantee of creditworthiness, but are considered high quality partly due to an "implicit guarantee" that the government would not allow such important institutions to fail or default on senior debt. The GSE debt portfolio has an overall quality rating of AA+.

The amortized cost and fair value of fixed income securities at December 31, 2012, by contractual maturity, are shown as follows:

TOTAL FIXED INCOME

(in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 22,897	$ 22,919
Due after one year through five years	124,593	132,399
Due after five years through 10 years	659,318	707,490
Due after 10 years	191,960	199,926
Mtge/ABS/CMO*	307,316	327,723
Total	$1,306,084	$1,390,457

*Mortgage-backed, asset-backed and collateralized mortgage obligations

EQUITY SECURITIES

As of December 31, 2012, our equity portfolio totaled $375.8 million (20 percent) of the investment portfolio, compared to $388.7 million (20 percent) as of December 31, 2011. The decrease in value of our common stock portfolio in 2012 occurred as securities were sold to raise funds to pay the special dividend declared and paid during the fourth quarter. The securities within the equity portfolio remain primarily invested in large-cap issues with a focus on dividend income. In addition, we have investments in three exchange traded funds that track to major indices. In 2012, we recognized $1.2 million in impairment losses in the equity portfolio. All losses were on securities we no longer had the intent to hold. During 2011, we recorded $0.3 million in impairment losses associated with equity securities.

The following table illustrates the distribution by sector of our equity portfolio as of December 31, 2012, including fair value, cost basis and unrealized gains and losses:

(in thousands)	Cost Basis	Fair Value	% of Total Fair Value	Net Unrealized Gain/Loss
Common stock:				
Consumer discretionary	$ 14,428	$ 24,860	6.6%	$10,432
Consumer staples	19,594	37,888	10.1%	18,294
Energy	13,489	27,924	7.4%	14,435
Financials	31,616	40,545	10.8%	8,929
Healthcare	9,654	23,747	6.3%	14,093
Industrials	20,687	34,499	9.2%	13,812
Information technology	20,144	27,252	7.3%	7,108
Materials	3,301	6,466	1.7%	3,165
Telecommunications	8,541	15,284	4.1%	6,743
Utilities	44,855	65,495	17.4%	20,640
ETFs	53,978	71,828	19.1%	17,850
Total	$240,287	$375,788	100.0%	$135,501

INTEREST AND CORPORATE EXPENSE

Interest on debt was flat in each of the last three years. Annually, we incur $6.0 million in interest on our long-term debt. Our long-term debt consists of $100.0 million in senior notes that mature on January 15, 2014, and pay interest semi-annually at the rate of 5.95 percent.

As discussed previously, general corporate expenses tend to fluctuate relative to our executive compensation plan. Our compensation model measures components of comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. In 2012, 2011 and 2010, we exceeded the required return, resulting in the accrual of executive bonuses. Excluding this variable component tied to performance, other general corporate expenses were relatively flat in 2012, 2011 and 2010.

INVESTEE EARNINGS

We maintain a 40 percent equity interest in Maui Jim, a manufacturer of high-quality polarized sunglasses. Maui Jim's chief executive officer owns a controlling majority of the outstanding shares of Maui Jim. In 2012, we recorded $8.9 million in earnings from this investment compared to $6.5 million in 2011 and $7.1 million in 2010. Sunglass sales were up 4 percent in 2012, after increasing 18 percent in 2011 and 26 percent in 2010, due to domestic and international product expansion. While investments in expansion continued in 2012, the impact to earnings lessened from that experienced in 2011 and 2010. In addition, cost of sales declined modestly in 2012 and improved foreign exchange results benefited earnings.

In 2012 and 2010, we received dividends from Maui Jim. While these dividends do not flow through the investee earnings line, they do result in the recognition of a tax benefit, which is discussed in the income tax section that follows.

INCOME TAXES

Our effective tax rates were 27.6 percent, 31.0 percent and 28.6 percent for 2012, 2011 and 2010, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2012 was lower than 2011 due to a decrease in underwriting income along with an increase in tax-exempt income and dividends qualifying for preferential tax treatment, specifically as noted below from Maui Jim.

Dividends paid to our Employee Stock Ownership Plan (ESOP) result in a tax deduction. Special dividends paid to the company's ESOP in 2012, 2011 and 2010 resulted in tax benefits of $2.9 million, $2.7 million and $3.6 million, respectively. These tax benefits reduced the effective tax rate for 2012, 2011 and 2010 by 2.0 percent, 1.5 percent and 2.0 percent, respectively.

Our net earnings include equity in earnings of unconsolidated investee, Maui Jim. This investee does not have a policy or pattern of paying dividends. As a result, we record a deferred tax liability on the earnings at the corporate capital gains rate of 35 percent. In the fourth quarter of 2012, we received a $6.6 million dividend. In accordance with GAAP guidelines on income taxes, we recognized a $1.8 million tax benefit from applying the lower tax rate applicable to affiliated dividends (7 percent), as compared to the corporate capital gains rate on which the deferred tax liabilities were based. Standing alone, the dividend resulted in a 1.3 percent reduction to the 2012 effective tax rate. Prior to 2012, the most recent dividend from Maui Jim was the fourth quarter of 2010 ($7.9 million with a tax benefit of $2.2 million).

In addition, our pretax earnings in 2012 included $22.7 million of investment income that is partially exempt from federal income tax, compared to $17.6 million and $18.6 million in 2011 and 2010, respectively. During 2012, we increased our exposure in tax-exempt municipal bonds with high quality state and local municipalities.

NET UNPAID LOSSES AND SETTLEMENT EXPENSES

The primary liability on our balance sheet relates to unpaid losses and settlement expenses, which represents our estimated liability for losses and related settlement expenses before considering offsetting reinsurance balances recoverable. The largest asset on our balance sheet, outside of investments, is the reinsurance balances recoverable on unpaid losses and settlement expenses, which serves to offset this liability.

The liability can be split into two parts: (1) case reserves representing estimates of losses and settlement expenses on known claims and (2) IBNR reserves representing estimates of losses and settlement expenses on claims that have occurred but have not yet been reported to us. Our gross liability for both case and IBNR reserves is reduced by reinsurance balances recoverable on unpaid losses and settlement expenses to calculate our net reserve balance. This net reserve balance increased to $798.6 million at December 31, 2012, from $796.9 million as of December 31, 2011. This reflects incurred losses of $271.6 million in 2012 offset by paid losses of $269.9 million compared to incurred losses of $200.1 million offset by $276.5 million paid in 2011. The overall increase in our net loss and LAE reserves between 2012 and 2011 was small, but there were changes by segment as discussed in note 6 to the consolidated financial statements.

Gross reserves (liability) and the reinsurance balances recoverable (asset) were both subject to the same influences that affected net reserves and behaved similarly. Total gross and ceded loss and LAE reserves increased to $1.16 billion and $359.9 million, respectively, at December 31, 2012, from $1.15 billion and $353.8 million, respectively, at December 31, 2011.

MARKET RISK DISCLOSURE

Market risk is a general term describing the potential economic loss associated with adverse changes in the fair value of financial instruments. Management of market risk is a critical component of our investment decisions and objectives. We manage our exposure to market risk by using the following tools:

- Monitoring the fair value of all financial assets on a constant basis,
- Changing the character of future investment purchases as needed, and
- Maintaining a balance between existing asset and liability portfolios.

FIXED INCOME AND INTEREST RATE RISK

The most significant short term influence on our fixed income portfolio is a change in interest rates. Because there is intrinsic difficulty predicting the direction and magnitude of interest rate moves, we attempt to minimize the impact of interest rate risk on the balance sheet by matching the duration of assets to that of our liabilities. Furthermore, the diversification of sectors and given issuers is core to our risk management process, increasing the granularity of individual credit risk. Liquidity and call risk are elements of fixed income that we regularly evaluate to ensure we are receiving adequate compensation. Our fixed income portfolio has a meaningful impact on financial results and is a key component in our enterprise risk simulations.

Interest rate risk can also affect our income statement due to its impact on interest expense. As of December 31, 2012 and 2011, we had no short-term debt obligations. We maintain a debt obligation that is long-term in nature and which carries a fixed interest rate. As such, our interest expense on this obligation is not subject to changes in interest rates. As this debt is not due until 2014, we will not assume additional interest rate risk in our ability to refinance this debt for another year.

EQUITY PRICE RISK

Equity price risk is the potential that we will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of our equity portfolio to changes in the value of the S&P 500 Index (an index representative of the broad equity market). Our current equity portfolio has a beta of 0.9 in comparison to the S&P 500 with a beta of 1.0. This lower beta statistic reflects our long-term emphasis on maintaining a value oriented, dividend-driven investment philosophy for our equity portfolio.

SENSITIVITY ANALYSIS

The tables that follow detail information on the market risk exposure for our financial investments as of December 31, 2012. Listed on each table is the December 31, 2012, fair value for our assets and the expected pretax reduction in fair value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. For example, our ability to hold non-trading securities to maturity mitigates price fluctuation risks. For purposes of this disclosure, market-risk-sensitive instruments are divided into two categories: instruments held for trading purposes and those held for non-trading purposes. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the fair value of our investment portfolio.

As of December 31, 2012, our fixed income portfolio had a fair value of $1.4 billion. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2012, levels with all other variables held constant. Such scenarios would result in decreases in the fair value of the fixed income portfolio of $62.3 million and $126.8 million, respectively.

As of December 31, 2012, our equity portfolio had a fair value of $375.8 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10 percent and 20 percent. These scenarios would result in approximate decreases in the equity fair value of $32.1 million and $64.1 million, respectively.

Counter to the base scenarios shown in Tables 1 and 2, Tables 3 and 4 quantify the opposite impact. Under the assumptions of falling interest rates and an increasing S&P 500 Index, the fair value of our assets will increase from their present levels by the indicated amounts.

TABLE 1

Effect of a 100-basis-point increase in interest rates and a 10% decline in the S&P 500:

(in thousands)	12/31/12 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes:			
Fixed income securities	$ 7	$ –	$ –
Total trading	7	–	–
Held for nontrading purposes:			
Fixed income securities	1,390,450	(62,280)	–
Equity securities	375,788	–	(32,052)
Total nontrading	1,766,238	(62,280)	(32,052)
Total trading & nontrading	$1,766,245	$(62,280)	$(32,052)

TABLE 2

Effect of a 200-basis-point increase in interest rates and a 20% decline in the S&P 500:

(in thousands)	12/31/12 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes:			
Fixed income securities	$ 7	$ –	$ –
Total trading	7	–	–
Held for nontrading purposes:			
Fixed income securities	1,390,450	(126,828)	–
Equity securities	375,788	–	(64,103)
Total nontrading	1,766,238	(126,828)	(64,103)
Total trading & nontrading	$1,766,245	$(126,828)	$(64,103)

TABLE 3

Effect of a 100-basis-point decrease in interest rates and a 10% increase in the S&P 500:

(in thousands)	12/31/12 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes:			
Fixed income securities	$ 7	$ –	$ –
Total trading	7	–	–
Held for nontrading purposes:			
Fixed income securities	1,390,450	63,417	–
Equity securities	375,788	–	32,052
Total nontrading	1,766,238	63,417	32,052
Total trading & nontrading	$1,766,245	$63,417	$32,052

TABLE 4

Effect of a 200-basis-point decrease in interest rates and a 20% increase in the S&P 500:

(in thousands)	12/31/12 Fair Value	Interest Rate Risk	Equity Risk
Held for trading purposes:			
Fixed income securities	$ 7	$ –	$ –
Total trading	7	–	–
Held for nontrading purposes:			
Fixed income securities	1,390,450	135,555	–
Equity securities	375,788	–	64,103
Total nontrading	1,766,238	135,555	64,103
Total trading & nontrading	$1,766,245	$135,555	$64,103

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We have three primary types of cash flows: (1) operating cash flows, which consist mainly of cash generated by our underwriting operations and income earned on our investment portfolio, (2) investing cash flows related to the purchase, sale and maturity of investments and (3) financing cash flows that impact our capital structure, such as changes in debt and shares outstanding. The following table summarizes these three cash flows over the last three years.

(in thousands)	2012	2011	2010
Operating cash flows	$ 36,240	$ 117,991	$ 100,235
Investing cash flows	52,352	87,641	92,606
Financing cash flows (uses)	(125,462)	(124,448)	(192,841)

We have posted positive operating cash flow in each of the last three years. Variations in operating cash flow between periods are largely driven by the volume and timing of premium receipt, claim payments, reinsurance and taxes. In addition, fluctuations in insurance operating expenses impact operating cash flow. The decrease from 2011 is largely due to a $50.0 million cash deposit that we received from a commercial surety customer in lieu of a letter of credit during 2011. The $50.0 million in cash was returned during 2012. During 2012, 2011 and 2010, the majority of cash flows were used in financing activities. In each period, we paid special dividends, totaling $106.3 million in 2012, $105.8 million in 2011 and $146.7 million in 2010.

Prior to 2011, our balance sheet did not reflect any cash balance because all of our funds were invested in short-term investments, primarily highly-rated money market instruments. During 2011, we began holding a cash balance in our operating accounts. For further details, see note 1.F to the consolidated financial statements.

We have entered into certain contractual obligations that require us to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2012.

CONTRACTUAL OBLIGATIONS

	Payments due by period				
(in thousands)	Less than 1 yr.	1-3 yrs.	3-5 yrs	More than 5 yrs.	Total
Loss and settlement expense	$336,741	$429,139	$196,058	$196,545	$1,158,483
Long-term debt	–	100,000	–	–	100,000
Operating leases	4,701	8,499	5,371	5,501	24,072
Total	$341,442	$537,638	$201,429	$202,046	$1,282,555

Loss and settlement expense reserves represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by periods are based on our historical claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period can be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on unpaid loss and settlement reserves are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge us of our liability to policyholders. Reinsurance balances recoverable on unpaid loss and settlement reserves totaled $359.9 million at December 31, 2012, compared to $353.8 million in 2011.

The next largest contractual obligation relates to long-term debt outstanding. On December 12, 2003, we completed a public debt offering of $100 million in senior notes maturing January 15, 2014, (a 10-year maturity) and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. We are not party to any off-balance sheet arrangements.

Our primary objective in managing our capital is to preserve and grow shareholders' equity and statutory surplus to improve our competitive position and allow for expansion of our insurance operations. Our insurance subsidiaries must maintain certain minimum capital levels in order to meet the requirements of the states in which we are regulated. Our insurance companies are also evaluated by rating agencies that assign financial strength ratings that measure our ability to meet our obligations to policyholders over an extended period of time.

We have historically grown our shareholders' equity and/or policyholders' surplus as a result of three sources of funds: (1) earnings on underwriting and investing activities, (2) appreciation in the value of our invested assets and (3) the issuance of common stock and debt.

At December 31, 2012, we had cash, short-term investments and other investments maturing within one year of approximately $97.7 million and an additional $137.5 million of investments maturing between 1 to 5 years. We maintain a revolving line of credit with JP Morgan Chase, which permits us to borrow up to an aggregate principal amount of $25.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $50.0 million. The facility has a three-year term that expires on May 31, 2014. As of and during the year ended December 31, 2012, no amounts were outstanding on the revolving line of credit. We believe that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient sources of liquidity to meet our anticipated needs over the next 12 to 24 months. We have generated positive operating cash flow for more than 20 consecutive years. In the most recent three years ended December 31, 2012, 2011 and 2010, our operating cash flow was $36.2 million, $118.0 million and $100.2 million, respectively. The primary factor in our ability to generate positive operating cash flow is underwriting profitability.

OPERATING ACTIVITIES

The following table highlights some of the major sources and uses of cash flow from operating activities:

Sources	Uses
Premiums received	Claims
Loss payments from reinsurers	Ceded premium to reinsurers
Investment income (interest & dividends)	Commissions paid
Unconsolidated investee dividends from affiliates	Operating expenses
	Interest expense
	Income taxes

Our largest source of cash is from premiums received from our customers, which we receive at the beginning of the coverage period for most policies. Our largest cash outflow is for claims that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends. We use cash to pay commissions to brokers and agents, as well as to pay for ongoing operating expenses such as salaries, rent, taxes and interest expense. We also utilize reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers and collect cash back when losses subject to our reinsurance coverage are paid.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period. We are subject to the risk of incurring significant losses on catastrophes, both natural (such as earthquakes and hurricanes) and man-made (such as terrorism). If we were to incur such losses, we would have to make significant claims payments in a relatively concentrated period of time.

INVESTING ACTIVITIES

The following table highlights some of the major sources and uses of cash flow from investing activities:

Sources	Uses
Proceeds from bonds sold, called or matured	Purchase of bonds
Proceeds from stocks sold	Purchase of stocks
Proceeds from sale of unconsolidated investee	Acquisitions
	Purchase of property & equipment

We maintain a diversified investment portfolio representing policyholder funds that have not yet been paid out as claims, as well as the capital we hold for our shareholders. As of December 31, 2012, our portfolio had a carrying value of $1.8 billion. Invested assets at December 31, 2012, decreased by $59.4 million, or 3 percent, from December 31, 2011.

Our overall investment philosophy is designed to first protect policyholders by maintaining sufficient funds to meet corporate and policyholder obligations and then generate long-term growth in shareholders' equity. Because our existing and projected liabilities are sufficiently funded by the fixed income portfolio, we can improve returns by investing a portion of the surplus (within limits) in an equity portfolio. As of December 31, 2012, 47 percent of our shareholders' equity was invested in equities, compared to 47 percent at December 31, 2011 and 41 percent at December 31, 2010.

The fixed income portfolio is structured to meet policyholder obligations and optimize the generation of after-tax investment income and total return objectives.

FINANCING ACTIVITIES

In addition to the previously discussed operating and investing activities, we also engage in financing activities to manage our capital structure. The following table highlights some of the major sources and uses of cash flow from financing activities:

Sources	Uses
Proceeds from stock offerings	Shareholder dividends
Proceeds from debt offerings	Debt repayment
Short-term borrowing	Share buy-backs
Shares issued under stock option plans	

Our capital structure is comprised of equity and debt obligations. As of December 31, 2012, our capital structure consisted of $100.0 million in 10-year maturity senior notes (long-term debt) and $796.4 million of shareholders' equity. Debt outstanding comprised 11 percent of total capital as of December 31, 2012.

In December 2012, we filed a universal shelf registration statement with the SEC for the potential offering and sale of securities, including equity, debt and other forms of securities. We may offer these securities from time to time at prices and terms to be determined at the time of the offering.

Our insurance subsidiaries are organized in a vertical structure with RLI Ins. as the first-level, or principal, insurance subsidiary of RLI Corp. At the holding company (RLI Corp.) level, we rely largely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt, corporate expenses and dividends to RLI Corp. shareholders. As discussed further below, dividend payments to RLI Corp. from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the insurance regulatory authorities of Illinois. As a result, we may not be able to receive dividends from such subsidiary at times and in amounts necessary to pay desired dividends to RLI Corp. shareholders. As of December 31, 2012, our holding company had $796.4 million in equity. Of this amount, $684.1 million is related to the statutory equity of our insurance subsidiaries, which is subject to regulatory restrictions under state insurance laws. The remaining $112.3 million in holding company equity is not restricted and is comprised primarily of investments and cash, including $35.1 million in liquid assets, which approximate annual holding company expenditures. In addition, RLI Corp. maintains a revolving line of credit with JP Morgan Chase, which permits us to borrow up to an aggregate principal amount of $25.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $50.0 million.

Ordinary dividends, which may be paid by our principal insurance subsidiary without prior regulatory approval, are subject to certain limitations based upon income, surplus and earned surplus. The maximum ordinary dividend distribution from our principal insurance subsidiary in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus, as of December 31 of the preceding year, or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Ordinary dividends are further restricted by the requirement that they be paid from earned surplus. In 2012 and 2010, our principal insurance subsidiary paid ordinary dividends totaling $13.0 million and $58.0 million, respectively, to RLI Corp. Any dividend distribution in excess of the ordinary dividend limits is deemed extraordinary and requires prior approval from the Illinois Department of Insurance. In 2012, 2011 and 2010, our principal insurance subsidiary sought and received regulatory approval prior to the payment of extraordinary dividends totaling $125.0 million, $150.0 million and $150.0 million, respectively. As a result of these extraordinary dividends, as of December 31, 2012, 2011 and 2010, respectively, the net assets of our principal insurance subsidiary are restricted and prior approval from the Illinois Department of Insurance is required for all dividends to RLI Corp. Because the limitations are based upon a rolling 12-month period, the presence, amount and impact of these restrictions vary over time.

In the second quarter of 2010, we completed our $200 million share repurchase program initiated in 2007. On May 6, 2010, our board of directors implemented a new $100 million share repurchase program. During 2012, we did not repurchase any shares. We have $87.5 million of remaining capacity from the additional $100 million stock repurchase program approved in 2010. The repurchase program may be suspended or discontinued at any time without prior notice.

Our 147th consecutive dividend payment was declared in February 2013 and will be paid on March 20, 2013, in the amount of $0.32 per share. Since the inception of cash dividends in 1976, we have increased our annual dividend every year.

OUTLOOK FOR 2013

The insurance marketplace, and in particular the excess and surplus lines segment, is subject to cycles involving alternating periods of price increases (hard markets) and price decreases (soft markets). Industry financial results have deteriorated over the last several years as a result of decreasing prices, expense pressures and falling investment yields. The industry suffered significant property-related catastrophic losses in 2011 and again in 2012 from accumulated U.S.-based convective storms, worldwide disasters and most recently Hurricane Sandy. In addition, economic recovery has been slow and continues to impact the overall demand for our industry's products. Several factors are preventing the resulting financial pressure from driving significant price increases. Excess capital in the industry, temperate loss cost trends and continued favorable reserve development have all led to a more measured response to deteriorating results. However, we believe that the market may have reached a tipping point during 2012 due to cumulative catastrophe losses and shrinking underwriting margins and investment returns. We experienced upward pricing momentum during the latter half of 2012 that we expect to continue throughout 2013 across most products and segments. These anticipated price increases should offset loss cost inflation at a minimum and in some cases should allow for improved underwriting margins.

On November 2, 2012, we closed on the acquisition of Rockbridge. Rockbridge writes specialty, claims-made medical professional liability insurance in the excess and surplus lines marketplace. In addition to the Rockbridge acquisition, the company launched two new products near the end of 2012, which should contribute to premium growth and further diversify our product portfolio. New programs for recreational vehicles and security guards were started with underwriters we hired with expertise in these specialized markets. We wrote a modest amount of premium for these products in the fourth quarter of 2012, but we expect further premium growth from these products as we expand our market in 2013.

We continue to invest in new products and underwriting talent throughout the soft market. We expect to see organic premium growth in most of our products in 2013 and underwriting income overall under most normal catastrophe scenarios. We continue to diversify our portfolio of products, growing those that still provide an opportunity for underwriting profit and shrinking and rehabilitating those with inadequate returns. Specific details regarding our insurance segments follow.

CASUALTY

We will maintain our underwriting focus and look to broaden our production sources and product offerings as a means of holding our market position in this segment. We expect moderate growth in this segment from both mature products and new products in 2013. Newer products including professional liability for design professionals, environmental liability, real estate investment trusts liability, multi-peril package products for professional service firms and CBIC package products all remain on a growth trajectory. In addition, we will realize a full year's premium from our Rockbridge acquisition and from our newly launched security guards program. We also expect net premium growth from ceding less through our primary casualty reinsurance treaty. In January 2013, we restructured our reinsurance on select casualty lines to take moderately larger retentions in the working layer of some long-standing coverages.

We expect pricing to continue its upward momentum, but do not anticipate a rapid rise in market pricing until the industry realizes adverse loss development and other significant, negative influences on capital. We continue to invest heavily in this segment, expanding our footprint in preparation for a market turn. Despite moderate price increases, a sluggish economy and significant investment in developing new products will make it increasingly difficult to improve our underwriting margins in this segment. We look to exercise our traditional underwriting discipline and select quality risks to continue to differentiate ourselves from the marketplace.

PROPERTY

We believe property pricing will continue to move moderately upward in the year ahead. We are hopeful that Hurricane Sandy will instill improved discipline in property, marine and package markets in the Northeast, which would improve price adequacy in this region. We do not expect to see any significant growth in our catastrophe exposures or our maximum exposure to a single event in 2013. We will continue our underwriting discipline and diversify our catastrophe portfolio, which should increase the amount of premium we receive for these exposures. Our marine business will continue to focus on re-underwriting and growing the products with more favorable loss experience. Overall, we expect to see some moderate growth in our property segment driven by our new recreational vehicles program, geographic penetration of our commercial fire business and growth in our assumed crop business in 2013. Overall, we expect to maintain our underwriting margins in this segment for 2013, absent significant catastrophe activity.

SURETY

The surety segment, like our other segments, is expected to feel pressure from the weak economy and increased competition. In 2008 through 2012, we expanded our geographic footprint in miscellaneous, commercial and contract surety and acquired CBIC which writes select miscellaneous and small-contract surety business. We plan to continue our very cautious approach to contract surety coverages in 2013 in light of the weak economy's impact on the construction industry. Despite this challenge, our experienced underwriting staff, coupled with our effective use of technology, should allow us to maintain our current premium volume and continue to post underwriting income during 2013.

INVESTMENTS

The investment environment remains challenging. U.S. economic growth was held back in the second half of 2012 due to fiscal and monetary policy distractions that set a less than confident tone for businesses and consumers. Resurgent housing activity and a robust energy sector have been bright spots in an economy that has underlying potential strength. Corporate and household balance sheets have improved in the slow recovery since the 2008 financial crisis and are well positioned to contribute to growth going forward. The Federal Reserve has had a significant influence on markets through unconventional policies and an expansion of their balance sheet. These methods continue to affect the Treasury yield curve by holding rates down. In early 2013, should the unemployment rate stay elevated and inflation remain contained, we believe interest rates will remain range bound. In the second half of the year the path for rates will be highly dependent on anticipated changes in monetary policy. Both fixed income and equities posted very good total return performance results for 2012. Bonds appreciated as intermediate Treasury yields fell modestly and risk premiums (spreads to Treasuries) compressed. Supply and demand dynamics in investment grade bonds should be supportive in 2013, and we do not anticipate significant changes to our conservative and disciplined focus. Uncertainty added to equity volatility at times during 2012, but indices ended the year higher, buoyed by the perception of a fiscal cliff resolution. Equity strategies will remain a core position for allocated capital and we believe our low beta approach with a focus on dividend yield corresponds with our risk tolerance. The overall yield environment will remain challenging and we believe average reinvestment rates will continue to be below historic levels. With an invested asset base that has been fairly stable over several years, we anticipate a slight decline in investment income over the coming 12 months.

PROSPECTIVE ACCOUNTING STANDARDS

Prospective accounting standards are those which we have not implemented either because the standard has not been finalized or the implementation date has not yet occurred. For a discussion of relevant prospective accounting standards, see note 1.D to the consolidated financial statements.

STATE AND FEDERAL LEGISLATION

As an insurance holding company, we, as well as our insurance company subsidiaries, are subject to regulation by the states and territories in which the insurance subsidiaries are domiciled or transact business. Holding company registration in each insurer's state of domicile requires periodic reporting to the state regulatory authority of the financial, operational and management data of the insurers within the holding company system. All transactions within a holding company system affecting insurers must have fair and reasonable terms, and the insurer's policyholder surplus following any transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to, and in some cases consent from, regulators are required prior to the consummation of certain transactions affecting insurance company subsidiaries of the holding company system.

The insurance holding company laws also require that ordinary dividends paid by an insurance company be reported to the insurer's domiciliary regulator prior to payment of the dividend and that extraordinary dividends may not be paid without such regulator's prior approval. An extraordinary dividend is generally defined under both Illinois and Washington law as a dividend that, together with all other dividends made within the past 12 months, exceeds the greater of 100 percent of the insurer's statutory net income for the most recent calendar year, or 10 percent of its statutory policyholders' surplus as of the preceding year end. Insurance regulators have broad powers to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments would be permitted.

Other regulations impose restrictions on the amount and type of investments our insurance company subsidiaries may have. Regulations designed to ensure financial solvency of insurers and require fair and adequate treatment and service for policyholders are enforced by various filing, reporting and examination requirements. Marketplace oversight is conducted by monitoring and periodically examining trade practices, approving policy forms, licensing of agents and brokers, requiring the filing and, in some cases, approval of premiums and commission rates to ensure they are fair and equitable. Financial solvency is monitored by minimum reserve and capital requirements (including risk-based capital requirements), periodic financial reporting procedures (annually, quarterly, or more frequently if necessary) and periodic examinations.

The quarterly and annual financial reports to the states utilize statutory accounting principles that are different from GAAP, which present the business as a going concern. The statutory accounting principles used by insurance regulators, in keeping with the intent to assure policyholder protection, are generally based on a solvency concept.

Many jurisdictions have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or non-renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a withdrawal plan that may lead to marketplace disruption. Laws and regulations that limit cancellation and non-renewal and that subject program withdrawals to prior approval requirements may restrict our ability to exit unprofitable marketplaces in a timely manner.

In addition, state-level changes to the insurance regulatory environment are frequent, including changes caused by legislation, regulations by the state insurance regulators and court rulings. State insurance regulators are members of the National Association of Insurance Commissioners (NAIC). The NAIC is a non-governmental regulatory support organization that seeks to promote uniformity and to enhance state regulation of insurance through various activities, initiatives and programs. Among other regulatory and insurance company support activities, the NAIC maintains a state insurance department accreditation program and proposes model laws, regulations and guidelines for approval by state legislatures and insurance regulators. To the extent such proposed model laws and regulations are adopted by states, they will apply to insurance carriers.

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by the policyholders of insurance companies that become insolvent. Depending upon state law, licensed insurers can be assessed an amount that is generally equal to a small percentage of the annual premiums written for the relevant lines of insurance in that state to pay the claims of an insolvent insurer. These assessments may increase or decrease in the future, depending upon the rate of insolvencies of insurance companies. In some states, these assessments may be wholly or partially recovered through policy fees paid by insureds.

In addition, the insurance holding company laws require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled (or, in some cases, having such substantial business that it is deemed to be commercially domiciled) in that state. "Control" is generally presumed to exist through the ownership of 10 percent or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require pre-notification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of our insurance company subsidiaries, including a change of control of us, would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance company subsidiaries' states of domicile (Illinois and Washington) or commercial domicile, if any, and may require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in a material delay of, or deter, any such transaction.

In addition to monitoring our existing regulatory obligations, we are also monitoring developments in the following areas to determine the potential effect on our business and to comply with our legal obligations.

DODD-FRANK ACT

The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank) was passed in 2010 as a response to the economic recession in the late 2000's and represents significant change and increase in regulation of the American financial services industry. Dodd-Frank changes the existing regulatory structures of banking and other financial institutions, including creating new governmental agencies (while merging and removing others), increasing oversight of financial institutions and specialized oversight of institutions regarded as presenting a systemic risk, protecting consumers and investors, promoting transparency and accountability at financial institutions, enhancing regulation of capital markets and a variety of additional changes affecting the overall regulation and operation of financial services businesses in America. The legislation also mandates new rules affecting executive compensation and corporate governance for public companies. In addition, Dodd-Frank contains insurance industry-specific provisions, including establishment of the Federal Insurance Office (FIO) and streamlining the regulation and taxation of surplus lines insurance and reinsurance among the states. The FIO, part of the U.S. Department of Treasury, has limited authority and no direct regulatory authority over the business of insurance. FIO's principal mandates include monitoring the insurance industry, collection of insurance industry information and data, and representation of the U.S. with international insurance regulators. Many aspects of Dodd-Frank will be implemented over time by various federal agencies, including bank regulatory agencies and the Securities and Exchange Commission (SEC).

As a public company with insurance company subsidiaries, several aspects of Dodd-Frank apply to our company. Specifically, provisions affecting executive compensation, corporate governance for public companies and those addressing the insurance industry will affect us. Accordingly, we will monitor, implement and comply with all Dodd-Frank related changes to our regulatory environment.

FEDERAL REGULATION OF INSURANCE

The U.S. insurance industry is not currently subject to any significant amount of federal regulation and instead is regulated principally at the state level. However, Dodd-Frank (summarized above) includes elements that affect the insurance industry and insurance companies such as ours. Full implementation of the insurance-specific aspects of Dodd-Frank is expected to take a year or more, including passage of enabling regulations and legislation at the state level. We will continue to monitor, implement and comply with all insurance-specific aspects of Dodd-Frank. We expect the intended reduction of state regulation of surplus lines insurance to positively affect our company, although the benefits may not be realized immediately. However, we cannot predict whether any such legislation will have a material impact on our company. We will continue to monitor and comply with all federal insurance legislation and related state regulations that implement Dodd-Frank.

FORWARD LOOKING STATEMENTS

Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These statements relate to our current expectations, beliefs, intentions, goals or strategies regarding the future and are based on certain underlying assumptions by us. These forward looking statements generally include words such as "expect," "will," "should," "anticipate," and similar expressions. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance and reinsurance industries, claims development and the impact thereof on our loss reserves, the adequacy and financial security of our reinsurance programs, developments in the securities market and the impact on our investment portfolio, regulatory changes and conditions and other factors. Actual results could differ materially from those expressed in, or implied by, these forward looking statements. We assume no obligation to update any such statements. You should review the various risks, uncertainties and other factors listed from time to time in our Securities and Exchange Commission filings.

› Consolidated Balance Sheets

(in thousands, except per share data) December 31,	2012	2011
Assets		
Investments and cash:		
Fixed income:		
Available-for-sale, at fair value (amortized cost – $1,294,350 in 2012 and $1,085,728 in 2011)	$1,378,582	$1,146,317
Held-to-maturity, at amortized cost (fair value – $11,868 in 2012 and $260,981 in 2011)	11,728	260,226
Trading, at fair value (amortized cost – $6 in 2012 and $7 in 2011)	7	7
Equity securities available-for-sale, at fair value (cost – $240,287 in 2012 and $269,400 in 2011)	375,788	388,689
Short-term investments, at cost which approximates fair value	30,462	23,865
Cash	44,314	81,184
Total investments and cash	$1,840,881	$1,900,288
Accrued investment income	$ 14,403	$ 13,865
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $13,470 in 2012 and $13,653 in 2011	139,355	124,496
Ceded unearned premiums	73,192	61,629
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $14,834 in 2012 and $14,820 in 2011	359,884	353,805
Deferred policy acquisition costs, net	52,344	52,105
Property and equipment, at cost, net of accumulated depreciation of $45,603 in 2012 and $45,647 in 2011	27,987	20,104
Investment in unconsolidated investee	52,128	49,968
Goodwill and intangibles	76,113	60,482
Other assets	8,345	18,092
Total assets	$2,644,632	$2,654,834
Liabilities and Shareholders' Equity		
Liabilities:		
Unpaid losses and settlement expenses	$1,158,483	$1,150,714
Unearned premiums	369,346	341,267
Reinsurance balances payable	43,959	50,861
Funds held	56,633	110,555
Income taxes – deferred	55,566	37,867
Bonds payable, long-term debt	100,000	100,000
Accrued expenses	49,933	58,883
Other liabilities	14,349	12,053
Total liabilities	$1,848,269	$1,862,200
Shareholders' equity:		
Common stock ($1 par value, authorized 100,000,000 shares, issued 32,727,731 shares in 2012 and 32,627,244 shares in 2011, and outstanding 21,262,624 in 2012 and 21,162,137 shares in 2011)	$ 32,728	$ 32,627
Paid-in capital	235,262	227,788
Accumulated other comprehensive earnings, net of tax	143,170	117,325
Retained earnings	778,202	807,893
Deferred compensation	11,106	10,445
Treasury stock, at cost (11,465,107 shares in 2012 and 2011)	(404,105)	(403,444)
Total shareholders' equity	$ 796,363	$ 792,634
Total liabilities and shareholders' equity	$2,644,632	$2,654,834

The accompanying notes are an integral part of the consolidated financial statements.

› Consolidated Statements of Earnings and Comprehensive Earnings

(in thousands, except per share data) Years Ended December 31,	2012	2011	2010
Net premiums earned	$576,571	$538,452	$493,382
Net investment income	58,831	63,681	66,799
Net realized investment gains	26,528	17,293	23,243
Other-than-temporary-impairment losses on investments	(1,156)	(257)	–
Consolidated revenue	$660,774	$619,169	$583,424
Losses and settlement expenses	$271,645	$200,084	$201,332
Policy acquisition costs	196,362	183,868	156,894
Insurance operating expenses	44,971	44,312	38,584
Interest expense on debt	6,050	6,050	6,050
General corporate expenses	7,867	7,766	7,998
Total expenses	$526,895	$442,080	$410,858
Equity in earnings of unconsolidated investee	8,853	6,497	7,101
Earnings before income taxes	$142,732	$183,586	$179,667
Income tax expense:			
Current	$ 35,605	$ 49,524	$ 51,433
Deferred	3,781	7,464	37
Income tax expense	$ 39,386	$ 56,988	$ 51,470
Net earnings	$103,346	$126,598	$128,197
Other comprehensive earnings, net of tax			
Unrealized gains on securities:			
Unrealized holding gains arising during the period	$ 44,079	$ 32,230	$ 33,552
Less: Reclassification adjustment for gains included in net earnings	(18,234)	(10,897)	(14,971)
Other comprehensive earnings (OCI)	$ 25,845	$ 21,333	$ 18,581
Comprehensive earnings	$129,191	$147,931	$146,778
Basic:			
Net earnings per share	$4.87	$6.01	$6.10
Comprehensive earnings per share	$6.09	$7.02	$6.98
Diluted:			
Net earnings per share	$4.79	$5.91	$6.04
Comprehensive earnings per share	$5.99	$6.90	$6.91
Weighted average number of common shares outstanding:			
Basic	21,216	21,078	21,020
Diluted	21,580	21,434	21,241

The accompanying notes are an integral part of the consolidated financial statements.

› Consolidated Statements of Shareholders' Equity

(in thousands, except per share data)	Common Shares	Total Shareholders' Equity	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compensation	Treasury Stock at Cost
Balance, January 1, 2010	21,264,723	$809,260	$32,179	$207,386	$ 77,411	$854,801	$ 7,989	$(370,506)
Net earnings	–	$128,197	$ –	$ –	$ –	$128,197	$ –	$ –
Other comprehensive earnings, net of tax	–	18,581	–	–	18,581	–	–	–
Treasury shares purchased	(438,783)	(23,858)	–	–	–	–	–	(23,858)
Deferred compensation under Rabbi trust plans	–	–	–	–	–	–	(1,515)	1,515
Stock option excess tax benefit	–	2,732	–	2,732	–	–	–	–
Exercise of stock options	138,600	5,087	139	4,948	–	–	–	–
Dividends declared ($8.15 per share)	–	(170,848)	–	–	–	(170,848)	–	–
Balance, December 31, 2010	20,964,540	$769,151	$32,318	$215,066	$ 95,992	$812,150	$ 6,474	$(392,849)
Net earnings	–	$126,598	$ –	$ –	$ –	$126,598	$ –	$ –
Other comprehensive earnings, net of tax	–	21,333	–	–	21,333	–	–	–
Treasury shares purchased	(111,956)	(6,624)	–	–	–	–	–	(6,624)
Deferred compensation under Rabbi trust plans	–	–	–	–	–	–	3,971	(3,971)
Stock option excess tax benefit	–	4,210	–	4,210	–	–	–	–
Exercise of stock options	309,553	8,821	309	8,512	–	–	–	–
Dividends declared ($6.19 per share)	–	(130,855)	–	–	–	(130,855)	–	–
Balance, December 31, 2011	21,162,137	$792,634	$32,627	$227,788	$117,325	$807,893	$10,445	$(403,444)
Net earnings	–	$103,346	$ –	$ –	$ –	$103,346	$ –	$ –
Other comprehensive earnings, net of tax	–	25,845	–	–	25,845	–	–	–
Deferred compensation under Rabbi trust plans	–	–	–	–	–	–	661	(661)
Stock option excess tax benefit	–	1,471	–	1,471	–	–	–	–
Exercise of stock options	100,487	6,104	101	6,003	–	–	–	–
Dividends declared ($6.26 per share)	–	(133,037)	–	–	–	(133,037)	–	–
Balance, December 31, 2012	21,262,624	$796,363	$32,728	$235,262	$143,170	$778,202	$11,106	$(404,105)

The accompanying notes are an integral part of the consolidated financial statements.

› Consolidated Statements of Cash Flows

(in thousands) Years ended December 31,	2012	2011	2010
Cash flows from operating activities:			
Net earnings	$103,346	$126,598	$128,197
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net realized investment gains	(25,372)	(17,036)	(23,243)
Depreciation	3,145	3,177	3,037
Other items, net	7,732	(9,144)	(521)
Change in:			
Accrued investment income	(538)	2,577	2,230
Premiums and reinsurance balances receivable (net of direct write-offs and commutations)	(14,859)	14,303	(23,430)
Reinsurance balances payable	(6,902)	27,010	1,420
Funds held	(53,922)	78,483	(5,618)
Ceded unearned premium	(11,563)	2,025	2,748
Reinsurance balances recoverable on unpaid losses	(6,079)	358	(17,771)
Deferred policy acquisition costs	(239)	(1,041)	268
Accounts payable and accrued expenses	(8,950)	(17,619)	601
Unpaid losses and settlement expenses	7,769	(95,616)	27,483
Unearned premiums	28,079	8,593	(10,990)
Income taxes:			
Current	14,536	(1,440)	16,691
Deferred	3,781	7,464	37
Stock option excess tax benefit	(1,471)	(4,210)	(2,732)
Changes in investment in unconsolidated investees:			
Undistributed earnings	(8,853)	(6,497)	(7,101)
Dividends received	6,600	–	7,920
Net proceeds from trading portfolio activity	–	6	1,009
Net cash provided by operating activities	$ 36,240	$117,991	$100,235

CONTINUED

(in thousands) Years ended December 31,	2012	2011	2010
Cash flows from investing activities:			
Purchase of:			
Fixed income, held-to-maturity	$ (25,078)	$(209,300)	$(348,252)
Fixed income, available-for-sale	(632,955)	(450,813)	(549,843)
Equity securities, available-for-sale	(34,113)	(87,346)	(63,504)
Short-term investments, net	(6,597)	–	–
Property and equipment	(18,521)	(5,382)	(2,841)
Acquisition of CBIC, net of cash acquired	–	(120,767)	–
Acquisition of Rockbridge Underwriting Agency	(15,500)	–	–
Other	(400)	–	–
Proceeds from sale of:			
Fixed income, available-for-sale	181,338	383,664	323,887
Equity securities, available-for-sale	78,315	40,092	35,559
Short-term investments, net	–	15,922	64,673
Property and equipment	3,913	1,424	544
Proceeds from call or maturity of:			
Fixed income, held-to-maturity	273,816	258,493	249,927
Fixed income, available-for-sale	248,134	261,654	382,456
Net cash provided by investing activities	$ 52,352	$ 87,641	$ 92,606
Cash flows from financing activities:			
Stock option excess tax benefit	$ 1,471	$ 4,210	$ 2,732
Proceeds from stock option exercises	6,104	8,821	5,087
Treasury shares purchased	–	(6,624)	(23,858)
Cash dividends paid	(133,037)	(130,855)	(176,802)
Net cash used in financing activities	$(125,462)	$(124,448)	$(192,841)
Net increase (decrease) in cash	$ (36,870)	$ 81,184	$ –
Cash at beginning of year	$ 81,184	$ –	$ –
Cash at end of year	$ 44,314	$ 81,184	$ –

The accompanying notes are an integral part of the consolidated financial statements.

› Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS: We underwrite selected property and casualty insurance coverages. We conduct operations principally through four insurance companies. These companies are organized in a vertical structure beneath RLI Corp. with RLI Insurance Company (RLI Ins.) as the first-level, or principal, insurance subsidiary. RLI Ins. writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia and Puerto Rico. Mt. Hawley Insurance Company, a subsidiary of RLI Ins., writes surplus lines insurance in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. RLI Indemnity Company (RIC), a subsidiary of Mt. Hawley Insurance Company, has authority to write multiple lines of insurance on an admitted basis in 48 states and the District of Columbia. Contractors Bonding and Insurance Company (CBIC), a subsidiary of RLI Ins., has authority to write multiple lines of insurance on an admitted basis in all 50 states and the District of Columbia.

B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION: The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States of America (GAAP), which differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. All significant intercompany balances and transactions have been eliminated.

C. ADOPTED ACCOUNTING STANDARDS

ASU 2010-26, FINANCIAL SERVICES - INSURANCE (TOPIC 944): ACCOUNTING FOR COSTS ASSOCIATED WITH ACQUIRING OR RENEWING INSURANCE CONTRACTS

Accounting guidance for deferred acquisition costs incurred by insurance entities changed under this Accounting Standards Update (ASU) and was designed to eliminate inconsistent industry practices. The ASU requires costs to be incrementally or directly related to the successful acquisition of new or renewal insurance contracts in order to be capitalized as deferred acquisition costs.

We adopted this new accounting standard effective January 1, 2012, on a retrospective basis. Our adoption of the new standard resulted in a $40.3 million reduction of the deferred policy acquisition costs asset and a $26.2 million decrease to consolidated shareholders' equity, net of a $14.1 million deferred income tax benefit at December 31, 2011. The adjustment to shareholders' equity resulted in a reduction in book value of $1.24 per share based on the number of shares outstanding at January 1, 2012.

As of January 1, 2010, the beginning of the earliest period presented in these consolidated financial statements, the cumulative effect of our adoption of the new standard was a $23.0 million reduction to consolidated shareholders' equity. The adjustment to shareholders' equity resulted in a reduction in book value of $1.08 per share based on the number of shares outstanding at January 1, 2010.

The new standard affects the timing of the recognition of policy acquisition costs. Costs associated with unsuccessful efforts or costs that cannot be tied directly to a successful policy acquisition are treated as period costs and expensed as incurred, as opposed to being deferred and amortized as the premium is earned. Generally, in periods of expansion, the new standard will result in an acceleration of expense recognition. In periods of contraction, the inverse will occur.

All comparative period information presented in these consolidated financial statements for 2011 and 2010 has been revised to reflect changes resulting from our retrospective adoption of the new accounting standard. For the year ended December 31, 2011, the application of the standard resulted in a $6.1 million increase in policy acquisition costs recognized and a corresponding 1.2 point increase to our revised combined ratio. The revised net earnings decreased by $4.0 million, or $0.18 per share. For the year ended December 31, 2010, the application of the new standard resulted in a $1.2 million decrease to policy acquisition costs recognized, a 0.3 point decrease to our revised combined ratio and a $0.8 million, or $0.04 per share, increase to revised net earnings.

ASU 2011-05, COMPREHENSIVE INCOME (TOPIC 220): PRESENTATION OF COMPREHENSIVE INCOME

This ASU was issued to increase the prominence of other comprehensive income in financial statements and to help financial statement users better understand the causes of an entity's change in financial position and results of operations. Under the standard, an entity is required to present the components of net income and other comprehensive income in either one continuous statement or two separate but consecutive financial statements. In December 2011, ASU 2011-12 was issued in order to defer the effective date of specific provisions of ASU 2011-05 related to the presentation of reclassification adjustments.

We adopted both standards on January 1, 2012. The new requirements did not have a material effect on our financial statements.

ASU 2011-08, INTANGIBLES - GOODWILL AND OTHER (TOPIC 350): TESTING GOODWILL FOR IMPAIRMENT

This ASU, issued on September 15, 2011, permits an entity to make a qualitative assessment of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount before applying the two-step goodwill impairment test. If an entity can support the conclusion that it is more likely than not that the fair value of a reporting unit is greater than its carrying amount, it would not need to perform the two-step impairment test for that reporting unit. Goodwill must be tested for impairment at least annually, and prior to this ASU, a two-step test was required to assess goodwill for impairment. In step one, the fair value of a reporting unit is compared to the reporting unit's carrying amount. If the fair value is less than the carrying amount, step two is used to measure the amount of goodwill impairment, if any.

We adopted ASU 2011-08 on January 1, 2012. The adoption did not have an impact on our financial statements. There have been no triggering events that would suggest possible impairment or that it is more likely than not that the fair values of the reporting units related to our goodwill are less than their carrying amounts.

D. PROSPECTIVE ACCOUNTING STANDARDS

ASU 2012-02, INTANGIBLES - GOODWILL AND OTHER (TOPIC 350): TESTING INDEFINITE-LIVED INTANGIBLE ASSETS FOR IMPAIRMENT

This ASU permits an entity the option to first assess qualitative factors to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. The results of the qualitative assessment would be used as a basis in determining whether it is necessary to perform the two-step quantitative impairment test. If the qualitative assessment supports the conclusion that it is more likely than not that the fair value of the asset exceeds its carrying amount, the entity would not need to perform the two-step quantitative impairment test. The focus of the guidance is to reduce the cost and complexity of performing impairment tests for indefinite-lived intangible assets other than goodwill and to improve consistency in impairment testing among long-lived asset categories.

This ASU is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed prior to the issuance of the final ASU, if an entity's financial statements for the most recent annual or interim period have not yet been issued. We have not early-adopted this ASU and do not believe adoption will have a material effect on our financial statements.

ASU 2013-02, COMPREHENSIVE INCOME (TOPIC 220): REPORTING OF AMOUNTS RECLASSIFIED OUT OF ACCUMULATED OTHER COMPREHENSIVE INCOME

This ASU was issued to improve the reporting of reclassifications out of accumulated other comprehensive income. The guidance will require an entity to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income. The intent of the guidance is to provide financial statement users with a single location to determine the effect of reclassification adjustments on the financial statements. As noted above, in December 2011 ASU 2011-12 was issued in order to defer specific provisions of ASU 2011-05 with respect to reclassification adjustments. The issuance of ASU 2013-02, in effect, resolves the reporting requirements for items which were previously deferred under ASU 2011-12.

This ASU is effective for annual and interim reporting periods beginning after December 15, 2012. Early adoption is permitted. We have not early-adopted this ASU and do not believe adoption will have a material effect on our financial statements.

E. INVESTMENTS: We classify our investments in all debt and equity securities into one of three categories: available-for-sale, held-to-maturity or trading.

AVAILABLE-FOR-SALE SECURITIES

Debt and equity securities not included as held-to-maturity or trading are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes. All of our equity securities and approximately 99 percent of debt securities are classified as available-for-sale.

HELD-TO-MATURITY SECURITIES

Debt securities that we have the positive intent and ability to hold to maturity are classified as held-to-maturity and carried at amortized cost. Except for declines that are other-than-temporary, changes in the fair value of these securities are not reflected in the financial statements. We have classified approximately 1 percent of our debt securities portfolio as held-to-maturity.

TRADING SECURITIES

Debt and equity securities purchased for short-term resale are classified as trading securities. These securities are reported at fair value with unrealized gains and losses included in earnings. We have classified less than 1 percent of our debt securities portfolio as trading.

For the years ended December 31, 2012, 2011 and 2010, no securities were transferred from held-to-maturity to available-for-sale or trading.

We regularly evaluate our fixed income and equity securities using both quantitative and qualitative criteria to determine impairment losses for other-than-temporary declines in the fair value of the investments. The following are the key factors for determining if a security is other-than-temporarily impaired:

- The length of time and the extent to which the fair value has been less than cost,
- The probability of significant adverse changes to the cash flows on a fixed income investment,
- The occurrence of a discrete credit event resulting in the issuer defaulting on a material obligation, the issuer seeking protection from creditors under the bankruptcy laws, the issuer proposing a voluntary reorganization under which creditors are asked to exchange their

claims for cash or securities having a fair value substantially lower than par value,
- The probability that we will recover the entire amortized cost basis of our fixed income securities prior to maturity, or
- For our equity securities, our expectation of recovery to cost within a reasonable period of time.

Quantitative criteria considered during this process include, but are not limited to: the degree and duration of current fair value as compared to the cost (amortized, in certain cases) of the security, degree and duration of the security's fair value being below cost and, for fixed maturities, whether the issuer is in compliance with terms and covenants of the security. Qualitative criteria include the credit quality, current economic conditions, the anticipated speed of cost recovery, the financial health of and specific prospects for the issuer, as well as our absence of intent to sell or requirement to sell fixed income securities prior to maturity. In addition, we consider price declines of securities in our other-than-temporary impairment (OTTI) analysis, where such price declines provide evidence of declining credit quality, and we distinguish between price changes caused by credit deterioration, as opposed to rising interest rates. See note 2 for further discussion of OTTI.

Interest on fixed maturities and short-term investments is credited to earnings on an accrual basis. Premiums and discounts are amortized or accreted over the lives of the related fixed maturities. Dividends on equity securities are credited to earnings on the ex-dividend date. Realized gains and losses on disposition of investments are based on specific identification of the investments sold on the settlement date.

F. CASH AND SHORT-TERM INVESTMENTS: Cash consists of uninvested balances in bank accounts. Short-term investments consist of investments with original maturities of 90 days or less, primarily AAA-rated prime and government money market funds. Short-term investments are carried at cost, which approximates fair value. We have not experienced losses on these instruments. Prior to 2011, most excess cash was swept overnight into money market instruments, effectively leaving us with only invested cash balances. In 2011, a combination of factors including global economic turmoil, a low interest rate environment and transaction fees spurred us to terminate many of our sweep programs, opting instead to hold cash in non-interest bearing cash accounts.

G. REINSURANCE: Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not relieve us of our legal liability to our policyholders.

We continuously monitor the financial condition of our reinsurers. As part of our monitoring efforts, we review their annual financial statements, quarterly disclosures and Securities and Exchange Commission (SEC) filings for those reinsurers that are publicly traded. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the A.M. Best and Standard & Poor's (S&P) ratings of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverable tests, including one based on average default by S&P rating. Based upon our review and testing, our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover.

H. POLICY ACQUISITION COSTS: We defer commissions, premium taxes and certain other costs that are incrementally or directly related to the successful acquisition of new or renewal insurance contracts. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract, or when efforts to obtain or renew the insurance contract are unsuccessful. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This would also give effect to the premiums to be earned and anticipated losses and settlement expenses, as well as certain other costs expected to be incurred as the premiums are earned. Judgments as to the ultimate recoverability of such deferred costs are reviewed on a segment basis and are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs. See note 1.C for discussion of our retrospective application of a new accounting standard, which impacts accounting for costs associated with acquiring insurance policies.

I. PROPERTY AND EQUIPMENT: Property and equipment are presented at cost less accumulated depreciation and are depreciated on a straight-line basis for financial statement purposes over periods ranging from 3 to 10 years for equipment and up to 30 years for buildings and improvements.

J. INVESTMENT IN UNCONSOLIDATED INVESTEE: We maintain a 40 percent interest in the earnings of Maui Jim, Inc. (Maui Jim), a manufacturer of high-quality polarized sunglasses, which is accounted for by the equity method. We also maintain a similar minority representation on their board of directors. Maui Jim's chief executive officer owns a controlling majority of the outstanding shares of Maui Jim. Our investment in Maui Jim was $52.1 million in 2012 and $50.0 million in 2011. In 2012, we recorded $8.9 million in investee earnings, compared to $6.5 million in 2011 and $7.1 million in 2010. Maui Jim recorded net income of $21.6 million in 2012, $16.1 million in 2011 and $16.6 million in 2010. Additional summarized financial information for Maui Jim for 2012 and 2011 is outlined in the following table:

(in millions)	2012	2011
Total assets	$175.4	$163.0
Total liabilities	68.0	62.4
Total equity	107.4	100.6

Approximately $39.0 million of undistributed earnings from Maui Jim are included in our retained earnings as of December 31, 2012. In 2012 and 2010, we received dividends of $6.6 million and $7.9 million, respectively, from Maui Jim.

We perform an impairment review of our investment in our unconsolidated investee, which considers current valuation and operating results. Based upon the most recent review, this asset was not impaired.

K. INTANGIBLE ASSETS: In accordance with GAAP guidelines, the amortization of goodwill and indefinite-lived intangible assets is not permitted. Goodwill and indefinite-lived intangible assets remain on the balance sheet and are tested for impairment on an annual basis, or earlier if there is reason to suspect that their values may have been diminished or impaired. Goodwill and intangibles totaled $76.1 million at December 31, 2012. These assets relate to acquisition activity including our recent acquisitions of CBIC and Rockbridge Underwriting Agency (Rockbridge).

Goodwill resulting from acquisitions completed prior to 2011 totaled $26.2 million and is attributable to our surety segment. Goodwill and intangible assets resulting from the CBIC acquisition in April 2011 totaled $33.3 million. The CBIC-related assets include goodwill attributable to our casualty and surety segments of $5.3 million and $15.1 million, respectively, and an indefinite-lived intangible asset in the amount of $8.8 million. Annual impairment testing was performed on each of these goodwill and indefinite-lived intangible assets in the second quarter of 2012. Based upon these reviews, none of the assets were impaired. In addition, as of December 31, 2012, there were no triggering events that occurred that would suggest an updated review was necessary. Definite-lived intangible assets related to the CBIC acquisition totaled $4.1 million, net of amortization, as of December 31, 2012.

The remaining $16.6 million of goodwill and intangibles relates to our purchase of Rockbridge in November 2012. Goodwill attributable to our casualty segment totaled $12.4 million and definite-lived intangible assets totaled $4.2 million. We completed our evaluation of the acquisition under ASC Topic 805, Business Combinations, in January 2013, which resulted in no adjustments from amounts recorded at December 31, 2012. See note 13 for further discussion.

The aforementioned definite-lived intangible assets are amortized against future operating results based on their estimated useful lives. Amortization of intangible assets resulting from the acquisitions of CBIC and Rockbridge was $1.0 million for 2012. In addition to these assets, the acquisition of CBIC resulted in a value of business acquired (VOBA) asset, which is also being amortized as the related premium is earned as revenue.

L. UNPAID LOSSES AND SETTLEMENT EXPENSES: The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there can be no assurance that the ultimate liability will not exceed recorded amounts. If actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses, as happened during 2010 through 2012, when favorable experience primarily on casualty business led us to reduce our reserves. Based on the current assumptions used in estimating reserves, we believe that our overall reserve levels at December 31, 2012, make a reasonable provision to meet our future obligations. See note 6 for a further discussion of unpaid losses and settlement expenses.

M. INSURANCE REVENUE RECOGNITION: Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Unearned premiums are calculated on a monthly pro rata basis.

N. INCOME TAXES: We file a consolidated federal income tax return. Federal income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not all or some of the deferred tax assets will not be realized.

We consider uncertainties in income taxes and recognize those in our financial statements as required. As it relates to uncertainties in income taxes, our unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in income tax expense in the period in which they are incurred.

During 2010, the Internal Revenue Service (IRS) completed an examination of the income tax returns for the years 2005 through 2009, which produced no material change to net earnings. Although 2009 has been previously examined by the IRS, tax years 2009 through 2012 remain open and are subject to examination or re-examination.

As an insurance company, we are subject to minimal state income tax liabilities. On a state basis, since the majority of our income is from insurance operations, we pay premium tax in lieu of state income tax. Premium taxes are a component of policy acquisition costs and calculated as a percentage of gross premiums written.

O. EARNINGS PER SHARE: Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock or common stock equivalents were exercised or converted into common stock. When inclusion of common stock equivalents increases the earnings per share or reduces the loss per share, the effect on earnings is anti-dilutive. Under these circumstances, the diluted net earnings or net loss per share is computed excluding the common stock equivalents.

The following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the consolidated financial statements.

(in thousands, except per share data)	Income (Numerator)	Weighted Average Shares (Denominator)	Per Share Amount
For the year ended December 31, 2012			
Basic EPS			
Income available to common shareholders	$103,346	21,216	$4.87
Stock options	–	364	
Diluted EPS			
Income available to common shareholders and assumed conversions	$103,346	21,580	$4.79
For the year ended December 31, 2011			
Basic EPS			
Income available to common shareholders	$126,598	21,078	$6.01
Stock options	–	356	
Diluted EPS			
Income available to common shareholders and assumed conversions	$126,598	21,434	$5.91
For the year ended December 31, 2010			
Basic EPS			
Income available to common shareholders	$128,197	21,020	$6.10
Stock options	–	221	
Diluted EPS			
Income available to common shareholders and assumed conversions	$128,197	21,241	$6.04

P. COMPREHENSIVE EARNINGS: Our comprehensive earnings include net earnings plus unrealized gains/losses on our available-for-sale investment securities, net of tax. In reporting the components of comprehensive earnings on a net basis in the income statement, we used a 35 percent tax rate. Other comprehensive income, as shown in the consolidated statements of earnings and comprehensive earnings, is net of tax expense of $13.9 million, $11.5 million and $10.0 million for 2012, 2011 and 2010, respectively.

Q. FAIR VALUE DISCLOSURES: The following was considered in the estimation of fair value for each class of financial instruments for which it was practicable to estimate that value. Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. We determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. GAAP guidance requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance also describes three levels of inputs that may be used to measure fair value.

The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level:

Pricing Level 1 is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets. These valuations are based on quoted prices that are readily and regularly available in an active market.

Pricing Level 2 is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Pricing Level 3 is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

As a part of management's process to determine fair value, we utilize a widely recognized, third-party pricing source to determine our fair values. We have obtained an understanding of the third-party pricing source's valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

Corporate, Agencies, Government and Municipal Bonds: The pricing vendor employs a multi-dimensional model which uses standard inputs, including (listed in order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing vendor also monitors market indicators, as well as industry and economic events. All bonds valued using these techniques are classified as Level 2. All Corporate, Agencies, Government and Municipal securities were deemed Level 2.

Mortgage-backed Securities (MBS)/Collateralized Mortgage Obligations (CMO) and Asset-backed Securities (ABS): The pricing vendor evaluation methodology includes interest rate movements, new issue data and other pertinent data. Evaluation of the tranches (non-volatile, volatile or credit sensitivity) is based on the pricing vendors' interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, prepayment assumptions and to incorporate collateral performance. To evaluate CMO volatility, an option adjusted spread model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates and recent trade activity. MBS/CMO and ABS with corroborated, observable inputs are classified as Level 2. All of our MBS/CMO and ABS are deemed Level 2.

Common Stock: Exchange traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). All of our common stock holdings are deemed Level 1.

For the Level 2 securities, as described above, we periodically conduct a review to assess the reasonableness of the fair values provided by our pricing service. Our review consists of a two pronged approach. First, we compare prices provided by our pricing service to those provided by an additional source. Second, we obtain prices from securities brokers and compare them to the prices provided by our pricing service. In both comparisons, when discrepancies are found, we compare our prices to actual reported trade data for like securities. Based on this assessment, we determined that the fair values of our Level 2 securities provided by our pricing service are reasonable.

For common stock, we receive prices from the same nationally recognized pricing service. Prices are based on observable inputs in an active market and are therefore disclosed as Level 1. Based on this assessment, we determined that the fair values of our Level 1 securities provided by our pricing service are reasonable.

Due to the relatively short-term nature of cash, short-term investments, accounts receivable and accounts payable, their carrying amounts are reasonable estimates of fair value. The fair value of our long-term debt is discussed further in note 4.

See note 13 for fair value of assets and liabilities acquired with CBIC and Rockbridge.

R. STOCK-BASED COMPENSATION: We account for stock-based compensation pursuant to GAAP guidance regarding stock compensation, which requires companies to expense the estimated fair value of employee stock options and similar awards. Guidance requires entities to measure compensation cost for awards of equity instruments to employees based on the grant-date fair value of those awards and recognize compensation expense over the service period that the awards are expected to vest.

We calculate the tax effects of share-based compensation pursuant to GAAP guidelines and under the alternative transition method. The alternative transition method includes simplified methods to determine the impact on the additional paid-in capital pool and consolidated statements of cash flows of the tax effects of employee share-based compensation awards.

See note 8 for further discussion and related disclosures regarding stock options.

S. RISKS AND UNCERTAINTIES: Certain risks and uncertainties are inherent to our day-to-day operations and to the process of preparing our consolidated financial statements. The more significant risks and uncertainties, as well as our attempt to mitigate, quantify and minimize such risks, are presented below and throughout the notes to the consolidated financial statements.

CATASTROPHE EXPOSURES

Our insurance coverages include exposure to catastrophic events. We monitor all catastrophe exposures by quantifying our exposed policy limits in each region and by using computer-assisted modeling techniques. Additionally, we limit our risk to such catastrophes through restraining the total policy limits written in each region and by purchasing reinsurance. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. In 2012, for this coverage, we had protection of $300 million in excess of $25 million first-dollar retention for earthquakes in California and $330 million in excess of a $20 million first-dollar retention for earthquakes outside of California. These amounts are subject to certain co-participations by us on losses in excess of the $25 million or $20 million retentions. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coasts, as well as to homes we insure in Hawaii. In 2012, these coverages were supported by $230 million in excess of a $20 million first-dollar retention in traditional catastrophe reinsurance protection, subject to certain retentions by us. In addition, we have incidental exposure to international catastrophic events.

Our catastrophe reinsurance treaty renewed at January 1, 2013. We purchased the same limits over the same retention amounts outlined above. We actively manage our catastrophe program to keep our net retention in line with risk tolerances and to optimize the risk/return trade off.

ENVIRONMENTAL EXPOSURES

We are subject to environmental claims and exposures primarily through our commercial umbrella, general liability and discontinued assumed casualty reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, we sought to mitigate or control the extent of this exposure on the vast majority of this business through the following methods: (1) our policies include pollution exclusions that have been continually updated to further strengthen them, (2) our policies primarily cover moderate hazard risks and (3) we began writing this business after the insurance industry became aware of the potential pollution liability exposure and implemented changes to limit its exposure to this hazard.

In 2009, as an extension of our excess and surplus lines general liability product, we expanded our offerings into low to moderate environmental liability exposures for small contractors and asbestos and mold remediation specialists. The business unit also provides limited coverage for individually underwritten underground storage tanks. We attempted to mitigate the overall exposure by focusing on smaller risks with low to moderate exposures. A large portion of this business is also offered on a claims-made basis with relatively low limits. We avoid risks that have large-scale exposures including petrochemical, chemical, mining, manufacturers and other risks that might be exposed to superfund sites. This business is covered under our casualty ceded reinsurance treaties. Since 2009, we have written $6.2 million of premium from this new product extension with $2.3 million written in 2012.

We made loss and settlement expense payments on environmental liability claims and have loss and settlement expense reserves for others. We include this historical environmental loss experience with the remaining loss experience in the applicable line of business to project ultimate incurred losses and settlement expenses as well as related incurred but not reported (IBNR) loss and settlement expense reserves.

Although historical experience on environmental claims may not accurately reflect future environmental exposures, we used this experience to record loss and settlement expense reserves in the exposed lines of business. See further discussion of environmental exposures in note 6.

REINSURANCE

Reinsurance does not discharge us from our primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, we would be liable. We continuously monitor the financial condition of prospective and existing reinsurers. As a result, we purchase reinsurance from a number of financially strong reinsurers. We provide an allowance for reinsurance balances deemed uncollectible. See further discussion of reinsurance exposures in note 5.

INVESTMENT RISK

Our investment portfolio is subject to market, credit and interest rate risks. The equity portfolio will fluctuate with movements in the overall stock market. While the equity portfolio has been constructed to have lower downside risk than the market, the portfolio is sensitive to movements in the market. The bond portfolio is affected by interest rate changes and credit spreads. We attempt to mitigate our interest rate and credit risks by constructing a well-diversified portfolio with high-quality securities with varied maturities. Downturns in the financial markets could have a negative effect on our portfolio. However, we attempt to manage this risk through asset allocation and security selection.

LIQUIDITY RISK

Liquidity is essential to our business and a key component of our concept of asset-liability matching. Our liquidity may be impaired by an inability to collect premium receivable or reinsurance recoverable balances timely, an inability to sell assets or redeem our investments, an inability to access funds from our insurance subsidiaries, unforeseen outflows of cash or large claim payments, or an inability to access debt or equity capital markets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption, an operational problem that affects third parties or us, or even by the perception among market participants that we, or other market participants, are experiencing greater liquidity risk.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position, increase our borrowing costs, or limit our access to the capital markets.

FINANCIAL STATEMENTS

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Other estimates include investment valuation and OTTIs, the collectibility of reinsurance balances, recoverability of deferred tax assets and deferred policy acquisition costs. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on our expectations of future events. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

EXTERNAL FACTORS

Our insurance subsidiaries are highly regulated by the states in which they are incorporated and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments and regulate rates insurers may charge for various coverages. We are also subject to insolvency and guarantee fund assessments for various programs designed to ensure policyholder indemnification. We generally accrue an assessment during the period in which it becomes probable that a liability has been incurred from an insolvency and the amount of the related assessment can be reasonably estimated.

The National Association of Insurance Commissioners (NAIC) has developed Property/Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support asset (investment and credit) risk and underwriting (loss reserves, premiums written and unearned premium) risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. We regularly monitor our subsidiaries' internal capital requirements and the NAIC's RBC developments. As of December 31, 2012, we determined that our capital levels are well in excess of the minimum capital requirements for all RBC action levels and that our capital levels are sufficient to support the level of risk inherent in our operations. See note 9 for further discussion of statutory information and related insurance regulatory restrictions.

In addition, ratings are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated by A.M. Best, S&P and Moody's. Their ratings reflect their opinions of an insurance company's, and an insurance holding company's, financial strength, operating performance, strategic position and ability to meet its obligations to policyholders.

2. INVESTMENTS

A summary of net investment income is as follows:

NET INVESTMENT INCOME

(in thousands)	2012	2011	2010
Interest on fixed income securities	$50,646	$58,294	$62,806
Dividends on equity securities	12,848	9,957	8,192
Interest on cash and short-term investments	15	47	170
Gross investment income	63,509	68,298	71,168
Less investment expenses	(4,678)	(4,617)	(4,369)
Net investment income	$58,831	$63,681	$66,799

Pretax net realized investment gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized as follows:

REALIZED/UNREALIZED GAINS

(in thousands)	2012	2011	2010
Net realized investment gains (losses):			
Fixed income			
Available-for-sale	$12,965	$10,892	$15,590
Held-to-maturity	247	201	120
Trading	–	–	28
Equity securities	16,245	6,129	7,443
Equity securities OTTI	(1,156)	(257)	–
Other	(2,929)	71	62
Total	$25,372	$17,036	$23,243
Net changes in unrealized gains (losses) on investments:			
Fixed income:			
Available-for-sale	$23,643	$22,393	$ 4,879
Equity securities	16,212	10,462	23,816
Total	$39,855	$32,855	$28,695
Net realized investment gains (losses) and changes in unrealized gains (losses) on investments	$65,227	$49,891	$51,938

During 2012, we recorded $25.4 million in net realized gains, including OTTI, along with a change in unrealized gains of $39.9 million. The majority of our net realized gains were due to sales of corporate bonds and equity securities. For 2012, the net realized investment gains and changes in unrealized gains (losses) on investments totaled $65.2 million.

The following is a summary of the disposition of fixed maturities and equities for the years ended December 31, with separate presentations for sales and calls/maturities.

SALES (in thousands)	Proceeds From Sales	Gross Realized Gains	Gross Realized Losses	Net Realized Gain (Loss)
2012				
Available-for-sale	$181,338	$11,208	$ (43)	$11,165
Held-to-maturity	–	–	–	–
Trading	–	–	–	–
Equities	78,315	19,755	(3,510)	16,245
2011				
Available-for-sale	$383,664	$11,333	$ (487)	$10,846
Held-to-maturity	–	–	–	–
Trading	–	–	–	–
Equities	40,092	8,483	(2,354)	6,129
2010				
Available-for-sale	$323,887	$15,017	$ (59)	$14,958
Held-to-maturity	–	–	–	–
Trading	1,006	28	–	28
Equities	35,559	8,525	(1,082)	7,443

CALLS/MATURITIES (in thousands)	Proceeds	Gross Realized Gains	Gross Realized Losses	Net Realized Gain (Loss)
2012				
Available-for-sale	$248,134	$1,806	$ (6)	$1,800
Held-to-maturity	273,816	247	–	247
Trading	–	–	–	–
2011				
Available-for-sale	$261,654	$ 63	$(17)	$ 46
Held-to-maturity	258,493	201	–	201
Trading	6	–	–	–
2010				
Available-for-sale	$382,456	$ 636	$ (4)	$ 632
Held-to-maturity	249,927	120	–	120
Trading	3	–	–	–

FAIR VALUE MEASUREMENTS

Assets measured at fair value on a recurring basis as of December 31, 2012, are summarized below:

(in thousands)	Quoted in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Trading securities:				
Corporate	$ –	$ –	$ –	$ –
Mortgage-backed	–	7	–	7
ABS/CMO*	–	–	–	–
U.S. government	–	–	–	–
Total trading securities	$ –	$ 7	$ –	$ 7
Available-for-sale securities:				
U.S. agency	$ –	$ 11,759	$ –	$ 11,759
Corporate	–	580,708	–	580,708
Mortgage-backed	–	250,387	–	250,387
ABS/CMO*	–	77,329	–	77,329
Non-U.S. govt. & agency	–	9,367	–	9,367
U.S. government	–	16,713	–	16,713
Municipal	–	432,319	–	432,319
Equity	375,788	–	–	375,788
Total available-for-sale securities	$375,788	$1,378,582	$ –	$1,754,370
Total	$375,788	$1,378,589	$ –	$1,754,377

*Asset-backed & collateralized mortgage obligations

Assets measured at fair value on a recurring basis as of December 31, 2011, are summarized below:

(in thousands)	Quoted in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Trading securities:				
Corporate	$ –	$ –	$ –	$ –
Mortgage-backed	–	7	–	7
ABS/CMO*	–	–	–	–
U.S. government	–	–	–	–
Total trading securities	$ –	$ 7	$ –	$ 7
Available-for-sale securities:				
U.S. agency	$ –	$ 113,819	$ –	$ 113,819
Corporate	–	467,100	–	467,100
Mortgage-backed	–	248,986	–	248,986
ABS/CMO*	–	56,953	–	56,953
Non-U.S. govt. & agency	–	6,697	–	6,697
U.S. government	–	16,172	–	16,172
Municipal	–	236,590	–	236,590
Equity	388,689	–	–	388,689
Total available-for-sale securities	$388,689	$1,146,317	$ –	$1,535,006
Total	$388,689	$1,146,324	$ –	$1,535,013

*Asset-backed & collateralized mortgage obligations

As noted in the previous tables, we did not have any assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of December 31, 2012 and 2011. Additionally, there were no securities transferred in or out of levels 1 or 2 during 2012 or 2011.

In addition, the following table is a schedule of amortized costs and estimated fair values of investments in fixed income and equity securities as of December 31, 2012 and 2011:

2012 (in thousands)	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale:				
U.S. government	$ 16,358	$ 16,713	$ 355	$ –
U.S. agency	11,609	11,759	150	–
Non-U.S. govt. & agency	8,410	9,367	957	–
Mtge/ABS/CMO*	307,310	327,716	20,406	–
Corporate	535,437	580,708	45,497	(226)
Municipal	415,226	432,319	17,250	(157)
Fixed maturities	$1,294,350	$1,378,582	$ 84,615	$ (383)
Equity securities	240,287	375,788	136,376	(875)
Total available-for-sale	$1,534,637	$1,754,370	$220,991	$(1,258)
Held-to-maturity:				
U.S. agency	$ 10,076	$ 10,150	$ 74	$ –
Corporate	–	–	–	–
Municipal	1,652	1,718	66	–
Total held-to-maturity	$ 11,728	$ 11,868	$ 140	$ –
Trading**:				
U.S. government	$ –	$ –	$ –	$ –
U.S. agency	–	–	–	–
Mtge/ABS/CMO*	6	7	–	–
Corporate	–	–	–	–
Municipal	–	–	–	–
Total trading	$ 6	$ 7	$ –	$ –
Total	$1,546,371	$1,766,245	$221,131	$(1,258)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

**Trading securities are carried at fair value with unrealized gains (losses) included in earnings.

2011 (in thousands)	Amortized Cost	Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
Available-for-sale:				
U.S. government	$ 15,721	$ 16,172	$ 459	$ (8)
U.S. agency	112,975	113,819	844	–
Non-U.S. govt. & agency	6,403	6,697	294	–
Mtge/ABS/CMO*	287,459	305,939	18,480	–
Corporate	439,079	467,100	31,640	(3,619)
Municipal	224,091	236,590	12,517	(18)
Fixed maturities	$1,085,728	$1,146,317	$ 64,234	$ (3,645)
Equity securities	269,400	388,689	121,833	(2,544)
Total available-for-sale	$1,355,128	$1,535,006	$186,067	$ (6,189)
Held-to-maturity:				
U.S. agency	$ 243,571	$ 244,656	$ 1,085	$ –
Corporate	15,000	14,536	–	(464)
Municipal	1,655	1,789	134	–
Total held-to-maturity	$ 260,226	$ 260,981	$ 1,219	$ (464)
Trading**:				
U.S. government	$ –	$ –	$ –	$ –
U.S. agency	–	–	–	–
Mtge/ABS/CMO*	7	7	–	–
Corporate	–	–	–	–
Municipal	–	–	–	–
Total trading	$ 7	$ 7	$ –	$ –
Total	$1,615,361	$1,795,994	$187,286	$ (6,653)

*Mortgage-backed, asset-backed & collateralized mortgage obligations

**Trading securities are carried at fair value with unrealized gains (losses) included in earnings.

In 2012, a large proportion of the held-to-maturity allocation in agency debentures was called due to declining interest rates. Funds received were reinvested in corporate debt and municipals with an available-for-sale designation. We believe the available-for-sale designation more accurately reflects our strategic intent to hold investments, while retaining the flexibility to affect security selection over time should assumptions change.

CORPORATE BONDS

Unrealized losses in the corporate bond portfolio decreased to $0.2 million in 2012 from $4.1 million at the end of 2011 as interest rates declined during the year. These unrealized losses are not due to credit-specific issues. The corporate bond portfolio has an overall rating of A and we believe it is probable that we will receive all contractual payments in the form of principal and interest. In addition, we are not required to, nor do we intend to sell these investments prior to recovering the entire amortized cost basis of each security, which may be maturity. We do not consider these investments to be other-than-temporarily impaired at December 31, 2012.

EQUITY SECURITIES

Our equity portfolio consists of common stocks and exchange traded funds (ETF). Unrealized losses in the equity portfolio decreased in 2012. Given our intent to hold and expectation of recovery to cost within a reasonable period of time, we do not consider any of our equities to be other-than-temporarily impaired.

Under current accounting standards, an OTTI write-down of debt securities, where fair value is below amortized cost, is triggered by circumstances where (1) an entity has the intent to sell a security, (2) it is more likely than not that the entity will be required to sell the security before recovery of its amortized cost basis, or (3) the entity does not expect to recover the entire amortized cost basis of the security. If an entity intends to sell a security or if it is more likely than not the entity will be required to sell the security before recovery, an OTTI write-down is recognized in earnings equal to the difference between the security's amortized cost and its fair value. If an entity does not intend to sell the security or it is not more likely than not that it will be required to sell the security before recovery, the OTTI write-down is separated into an amount representing the credit loss, which is recognized in earnings, and the amount related to all other factors, which is recognized in other comprehensive income.

Part of our evaluation of whether particular securities are other-than-temporarily impaired involves assessing whether we have both the intent and ability to continue to hold equity securities in an unrealized loss position. For fixed income securities, we consider our intent to sell a security (which is determined on a security-by-security basis) and whether it is more likely than not we will be required to sell the security before the recovery of our amortized cost basis. Significant changes in these factors could result in a charge to net earnings for impairment losses. Impairment losses result in a reduction of the underlying investment's cost basis.

The amortized cost and estimated fair value of fixed income securities at December 31, 2012, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost	Fair Value
Available-for-sale:		
Due in one year or less	$ 19,901	$ 19,896
Due after one year through five years	123,942	131,681
Due after five years through 10 years	659,318	707,490
Due after 10 years	183,879	191,799
Mtge/ABS/CMO*	307,310	327,716
Total available-for-sale	$1,294,350	$1,378,582
Held-to-maturity:		
Due in one year or less	$ 2,996	$ 3,023
Due after one year through five years	651	718
Due after five years through 10 years	–	–
Due after 10 years	8,081	8,127
Total held-to-maturity	$ 11,728	$ 11,868
Trading:		
Due in one year or less	$ –	$ –
Due after one year through five years	–	–
Due after five years through 10 years	–	–
Due after 10 years	–	–
Mtge/ABS/CMO*	6	7
Total trading	$ 6	$ 7
Total fixed income:		
Due in one year or less	$ 22,897	$ 22,919
Due after one year through five years	124,593	132,399
Due after five years through 10 years	659,318	707,490
Due after 10 years	191,960	199,926
Mtge/ABS/CMO*	307,316	327,723
Grand total	$1,306,084	$1,390,457

*Mortgage-backed, asset-backed & collateralized mortgage obligations

Expected maturities may differ from contractual maturities due to call provisions on some existing securities. At December 31, 2012, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $219.7 million pretax. At December 31, 2011, the net unrealized appreciation of available-for-sale fixed maturities and equity securities totaled $179.9 million pretax.

The following tables are also used as part of our impairment analysis and display the total value of securities that were in an unrealized loss position as of December 31, 2012, and December 31, 2011. These tables segregate the securities based on type, noting the fair value, cost (or amortized cost) and unrealized loss on each category of investment as well as in total. The tables further classify the securities based on the length of time they have been in an unrealized loss position.

December 31, 2012 (in thousands)	<12 Mos.	12 Mos. & Greater	Total
U.S. Government:			
Fair value	$ 749	$ –	$ 749
Cost or amortized cost	749	–	749
Unrealized loss	$ –	$ –	$ –
U.S. Agency:			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	$ –	$ –	$ –
Mortgage Backed:			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	$ –	$ –	$ –
ABS/CMO*:			
Fair value	$ 18	$ –	$ 18
Cost or amortized cost	18	–	18
Unrealized loss	$ –	$ –	$ –
Corporate:			
Fair value	$35,969	$960	$36,929
Cost or amortized cost	36,162	993	37,155
Unrealized loss	$ (193)	$ (33)	$ (226)
Municipal:			
Fair value	$35,064	$ –	$35,064
Cost or amortized cost	35,221	–	35,221
Unrealized loss	$ (157)	$ –	$ (157)
Subtotal, debt securities:			
Fair value	$71,800	$960	$72,760
Cost or amortized cost	72,150	993	73,143
Unrealized loss	$ (350)	$ (33)	$ (383)
Equity securities:			
Fair value	$16,207	$ –	$16,207
Cost or amortized cost	17,082	–	17,082
Unrealized loss	$ (875)	$ –	$ (875)
Total:			
Fair value	$88,007	$960	$88,967
Cost or amortized cost	89,232	993	90,225
Unrealized loss	$ (1,225)	$ (33)	$ (1,258)

*Asset-backed & collateralized mortgage obligations

December 31, 2011 (in thousands)	<12 Mos.	12 Mos. & Greater	Total
U.S. Government:			
Fair value	$ 5,023	$ –	$ 5,023
Cost or amortized cost	5,031	–	5,031
Unrealized loss	$ (8)	$ –	$ (8)
U.S. Agency:			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	$ –	$ –	$ –
Mortgage Backed:			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	$ –	$ –	$ –
ABS/CMO*:			
Fair value	$ –	$ –	$ –
Cost or amortized cost	–	–	–
Unrealized loss	$ –	$ –	$ –
Corporate:			
Fair value	$49,464	$28,698	$ 78,162
Cost or amortized cost	51,894	30,351	82,245
Unrealized loss	$ (2,430)	$ (1,653)	$ (4,083)
Municipal:			
Fair value	$ –	$ 1,050	$ 1,050
Cost or amortized cost	–	1,068	1,068
Unrealized loss	$ –	$ (18)	$ (18)
Subtotal, debt securities:			
Fair value	$54,487	$29,748	$ 84,235
Cost or amortized cost	56,925	31,419	88,344
Unrealized loss	$ (2,438)	$ (1,671)	$ (4,109)
Equity securities:			
Fair value	$25,952	$ –	$ 25,952
Cost or amortized cost	28,496	–	28,496
Unrealized loss	$ (2,544)	$ –	$ (2,544)
Total:			
Fair value	$80,439	$29,748	$110,187
Cost or amortized cost	85,421	31,419	116,840
Unrealized loss	$ (4,982)	$ (1,671)	$ (6,653)

*Asset-backed & collateralized mortgage obligations

As of December 31, 2012, we held five equity securities that were in unrealized loss positions. The total unrealized loss on these securities was $0.9 million. In considering both the significance and duration of the unrealized loss positions, we have no equity securities in an unrealized loss position of greater than 20 percent for more than six consecutive months.

The fixed income portfolio contained 33 securities at an unrealized loss as of December 31, 2012. Of these 33 securities, one has been in an unrealized loss position for 12 consecutive months or longer and represents less than

$0.1 million in unrealized losses. The majority of fixed income unrealized losses can be attributed to increases in interest rates after securities were purchased during 2012. They are not credit-specific issues. All fixed income securities in the investment portfolio continue to pay the expected coupon payments under the contractual terms of the securities. Any credit-related impairment related to fixed income securities we do not plan to sell and for which we are not more likely than not to be required to sell is recognized in net earnings, with the non-credit related impairment recognized in comprehensive earnings. Based on our analysis, our fixed income portfolio is of a high credit quality and we believe we will recover the amortized cost basis of our fixed income securities. We continually monitor the credit quality of our fixed income investments to assess if it is probable that we will receive our contractual or estimated cash flows in the form of principal and interest. There were no OTTI losses recognized in other comprehensive earnings in the periods presented.

Key factors that we consider in the evaluation of credit quality include:

- Changes in technology that may impair the earnings potential of the investment,
- The discontinuance of a segment of business that may affect future earnings potential,
- Reduction or elimination of dividends,
- Specific concerns related to the issuer's industry or geographic area of operation,
- Significant or recurring operating losses, poor cash flows, and/or deteriorating liquidity ratios, and
- Downgrades in credit quality by a major rating agency.

Based on our analysis, we've concluded that the securities in an unrealized loss position were not other-than-temporarily impaired at December 31, 2012 and 2011.

During 2012, we recognized $1.2 million in impairment losses through net earnings. All losses were taken during the second quarter in our equity portfolio on securities we no longer had the intent to hold. There were $0.3 million in losses associated with OTTI of securities in 2011. During 2010, we did not recognize any impairment losses.

As required by law, certain fixed maturity investments amounting to $24.2 million at December 31, 2012, were on deposit with either regulatory authorities or banks. Additionally, we have certain fixed maturities of less than $0.1 million held in trust at December 31, 2012. These funds cover net premiums, losses and expenses related to a property and casualty insurance program.

3. POLICY ACQUISITION COSTS

Policy acquisition costs deferred and amortized to income for the years ended December 31 are summarized as follows:

(in thousands)	2012	2011	2010
Deferred policy acquisition costs (DAC), beginning of year	$ 52,105	$ 40,242	$ 40,510
VOBA*, CBIC - Acquisition date	–	10,822	–
Deferred:			
Direct commissions	$129,765	$116,206	$101,523
Premium taxes	9,528	8,725	6,809
Ceding commissions	(29,010)	(24,721)	(24,472)
Net deferred	$110,283	$100,210	$ 83,860
Amortized	110,044	99,169	84,128
DAC/VOBA*, end of year	$ 52,344	$ 52,105	$ 40,242
Policy acquisition costs:			
Amortized to expense - DAC	$107,482	$ 91,499	$ 84,128
Amortized to expense - VOBA	2,562	7,670	–
Period costs:			
Ceding commission - contingent	(1,940)	(2,207)	(2,203)
Other underwriting expenses	88,258	86,906	74,969
Total policy acquisition costs	$196,362	$183,868	$156,894

*Includes asset for value of business acquired (VOBA) in CBIC acquisition

As previously discussed in note 1C, accounting guidance for deferred acquisition costs incurred by insurance entities changed in 2012 under ASU 2010-26, Financial Services – Insurance (Topic 944) Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts.

We adopted this new standard on a retrospective basis as of January 1, 2012. The new guidance has no impact on our net cash flows and should have minimal prospective impact on expenses or earnings before income taxes. Our adoption of the new standard, however, resulted in a reduction of our deferred policy acquisition costs asset, an adjustment to our deferred income taxes liability and a decrease to our consolidated shareholders' equity.

4. DEBT

As of December 31, 2012, outstanding debt balances totaled $100.0 million, all of which was our long-term senior notes.

On December 12, 2003, we completed a public debt offering, issuing $100.0 million in senior notes maturing January 15, 2014, and paying interest semi-annually at the rate of 5.95 percent. The notes were issued at a discount resulting in proceeds, net of discount and commission, of $98.9 million. The amount of the discount is being charged to income over the life of the debt on an effective-yield basis. The estimated fair value for the senior note is $104.4 million. The fair value of our long-term debt is estimated based on the limited observable prices that reflect thinly traded securities.

We maintain a revolving line of credit with JP Morgan Chase, which permits us to borrow up to an aggregate principal amount of $25.0 million. Under certain conditions, the line may be increased up to an aggregate principal amount of $50.0 million. This facility was renewed under similar terms for a three-year term that expires on May 31, 2014. As of and during the years ended December 31, 2012 and 2011, no amounts were outstanding on this facility.

We incurred $6.0 million in interest expense on our senior notes in each of the last three years. This debt has an average interest rate of 6.02 percent.

5. REINSURANCE

In the ordinary course of business, the insurance subsidiaries assume and cede premiums and selected insured risks with other insurance companies, known as reinsurance. A large portion of the reinsurance is put into effect under contracts known as treaties and, in some instances, by negotiation on each individual risk (known as facultative reinsurance). In addition, there are several types of treaties including quota share, excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements allow us to pursue greater diversification of business and serve to limit the maximum net loss to a single event, such as a catastrophe. Through the quantification of exposed policy limits in each region and the extensive use of computer-assisted modeling techniques, we monitor the concentration of risks exposed to catastrophic events.

Through the purchase of reinsurance, we also generally limit our net loss on any individual risk to a maximum of $3.0 million, although retentions can range from $0.5 million to $8.8 million.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2012	2011	2010
WRITTEN			
Direct	$ 709,107	$ 629,727	$ 586,624
Reinsurance assumed	75,692	72,380	49,692
Reinsurance ceded	(191,713)	(152,469)	(151,176)
Net	$ 593,086	$ 549,638	$ 485,140
EARNED			
Direct	$ 679,124	$ 625,963	$ 599,669
Reinsurance assumed	77,597	66,984	47,637
Reinsurance ceded	(180,150)	(154,495)	(153,924)
Net	$ 576,571	$ 538,452	$ 493,382
LOSSES AND SETTLEMENT EXPENSES INCURRED			
Direct	$ 282,859	$ 180,768	$ 265,903
Reinsurance assumed	69,830	60,076	29,586
Reinsurance ceded	(81,044)	(40,760)	(94,157)
Net	$ 271,645	$ 200,084	$ 201,332

The growth in reinsurance assumed premium and losses is largely driven by a facultative property business unit formed in 2008 and expanded to write assumed treaty business in 2010. In addition, we assumed several reinsurance treaties, including crop. The assumed business is made up of short-tail property, catastrophe and multi-peril crop and hail reinsurance. The majority of this assumed reinsurance is proportional and a large portion of the assumed incurred losses can be attributed to crop-related reinsurance, which we began offering in 2010, and a specialty property treaty that experienced unusually high weather-related loss activity in 2011. Losses for each crop season are ultimately determined and paid subsequent to December 31 of the crop year reinsured. We continue to utilize reinsurance to reduce overall volatility and to mitigate risk on new businesses we enter.

At December 31, 2012, we had prepaid reinsurance premiums and recoverables on paid and unpaid losses and settlement expenses totaling $390.1 million. More than 95 percent of our reinsurance recoverables are due from companies with financial strength ratings of "A" or better by A.M. Best and S&P rating services.

The following table displays net reinsurance balances recoverable, after consideration of collateral, from our top 10 reinsurers, as of December 31, 2012. All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 2 percent of shareholders' equity.

Reinsurer	Net Amounts Recoverable (in thousands)	A.M. Best Rating	S&P Rating
Endurance Re	64,615	A, Excellent	A, Strong
Munich Re America / HSB	61,321	A+, Superior	AA-, Very Strong
Aspen UK Ltd.	34,624	A, Excellent	A, Strong
Axis Re	29,376	A, Excellent	A+, Strong
Transatlantic Re	28,575	A, Excellent	A+, Strong
Berkley Insurance Co.	22,205	A+, Superior	A+, Strong
Swiss Re /Westport Ins. Corp.	21,932	A+, Superior	AA-, Very Strong
Toa-Re	17,077	A+, Superior	A+, Strong
Alterra Re USA	13,983	A, Excellent	A, Strong
Allied World Re - US	13,956	A, Excellent	A, Strong

Ceded unearned premiums and reinsurance balances recoverable on paid losses and settlement expenses are reported separately as an asset, rather than being netted with the related liability, since reinsurance does not relieve us of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. We continually monitor the financial condition of our reinsurers and actively follow up on any past due or disputed amounts. As part of our monitoring efforts, we review their annual financial statements and SEC filings for those reinsurers that are publicly traded. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the A.M. Best and S&P ratings of our reinsurers. In addition, we subject our reinsurance recoverables to detailed recoverability tests, including a segment based analysis using the average default rating percentage by S&P rating, which assists us in assessing the sufficiency of the existing allowance. Additionally, we perform an in-depth reinsurer financial condition analysis prior to the renewal of our reinsurance placements.

Our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover. Once regulatory action (such as receivership, finding of insolvency, order of conservation, order of liquidation, etc.) is taken against a reinsurer, the paid and unpaid recoverable for the reinsurer are specifically identified and written off through the use of our allowance for estimated unrecoverable amounts from reinsurers. When we write-off such a balance, it is done in full. We then re-evaluate the remaining allowance and determine whether the balance is sufficient as detailed above and if needed, an additional allowance is recognized and income charged. The amounts of allowances for uncollectible amounts on paid and unpaid recoverables were $13.5 million and $14.8 million, respectively, at December 31, 2012. At December 31, 2011, the amounts were $13.7 million and $14.8 million, respectively. We have no receivables with a due date that extends beyond one year that are not included in our allowance for uncollectible amounts, other than the receivable related to our crop reinsurance program. The amount receivable under our crop reinsurance business, which represents $20.4 million of our total premiums and reinsurance balances receivable at December 31, 2012, is not contractually due until the final settlement of the 2012 crop year, which will occur during the fourth quarter of 2013.

6. HISTORICAL LOSS AND LAE DEVELOPMENT

The following table is a reconciliation of our unpaid losses and settlement expenses (LAE) for the years 2012, 2011 and 2010.

(in thousands)	2012	2011	2010
Unpaid losses and LAE at beginning of year:			
Gross	$1,150,714	$1,173,943	$1,146,460
Ceded	(353,805)	(354,163)	(336,392)
Net	$ 796,909	$ 819,780	$ 810,068
Unpaid losses and LAE: CBIC - Acquisition Date: April 28, 2011			
Gross	$ –	$ 72,387	$ –
Ceded	–	(18,881)	–
Net	$ –	$ 53,506	$ –
Increase (decrease) in incurred losses and LAE:			
Current accident year	$ 336,228	$ 310,145	$ 284,575
Prior accident years	(64,583)	(110,061)	(83,243)
Total incurred	$ 271,645	$ 200,084	$ 201,332
Loss and LAE payments for claims incurred:			
Current accident year	$ (69,785)	$ (89,924)	$ (43,945)
Prior accident year	(200,170)	(186,537)	(147,675)
Total paid	$ (269,955)	$ (276,461)	$ (191,620)
Net unpaid losses and LAE at end of year	$ 798,599	$ 796,909	$ 819,780
Unpaid losses and LAE at end of year:			
Gross	$1,158,483	$1,150,714	$1,173,943
Ceded	(359,884)	(353,805)	(354,163)
Net	$ 798,599	$ 796,909	$ 819,780

The differences from our initial reserve estimates emerged as changes in our ultimate loss estimates as we updated those estimates through our reserve analysis process. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is continually updated until all claims in a defined set are settled. As a small specialty insurer with a diversified product portfolio, our experience will ordinarily exhibit fluctuations from period to period. While we attempt to identify and react to systematic changes in the loss environment, we also must consider the volume of experience directly available to us and interpret any particular period's indications with a realistic technical understanding of the reliability of those observations.

The following table summarizes our prior accident years' loss reserve development by segment for 2012, 2011 and 2010:

(FAVORABLE)/UNFAVORABLE RESERVE DEVELOPMENT BY SEGMENT

(in thousands)	2012	2011	2010
Casualty	$(40,449)	$ (83,892)	$(64,602)
Property	(16,800)	(18,453)	(8,271)
Surety	(7,334)	(7,716)	(10,370)
Total	$(64,583)	$(110,061)	$(83,243)

A discussion of significant components of reserve development for the three most recent calendar years follows:

2012. We experienced favorable emergence relative to prior years' reserve estimates in all of our segments during 2012. Development from the casualty segment totaled $40.4 million with the largest amounts coming from accident years 2007 through 2010. We continue to experience emergence that is generally better than previously estimated, but to a lesser degree in 2012 than in the previous two years. Frequency and severity trends have been favorable relative to initial estimates and we believe this is largely due to risk selection by our underwriters, which has been effective in offsetting loss cost trends and a competitive pricing environment. Our general liability product was the largest single contributor to this favorable development at $14.2 million. Although the habitational classes within this product produced adverse development, it was more than offset by favorable development from the construction classes. The second largest contributor was our personal umbrella product at $11.5 million and we also had a favorable contribution of $4.9 million from our commercial umbrella products. In addition, our active program business combined for $9.2 million of favorable development, coming mostly from the CBIC products that were added in 2011. Our run-off program business contributed $4.6 million of favorable development coming mostly from the discontinued restaurant-bar-tavern class. Two business units experienced adverse development in 2012. Transportation and executive products were unfavorable by $3.2 million and $2.2 million, respectively.

For the second year in a row, our marine product was the predominant driver of the favorable development in the property segment, accounting for $12.1 million of the $16.8 million total favorable development for the segment. The accident years making the largest contributions were 2008 through 2010. The marine protection & indemnity and liability coverages were responsible for the majority of the favorable loss experience. Our other direct property products contributed $3.5 million of favorable development with the majority of that coming from loss reductions on previous hurricanes and storms. Development on assumed reinsurance business was also favorable overall.

The surety segment experienced $7.3 million of favorable development with nearly all of it coming from accident years 2010 and 2011.The development from the commercial, miscellaneous and energy products more than offset $2.6 million of unfavorable development from the contract surety product. Last year we started seeing evidence that the cumulative effect of the economic environment was having an adverse impact on our customers and our experience, in particular for contract surety. This continued during 2012 causing us to increase our estimates for contract surety for prior accident years, in particular accident year 2011.

2011. During 2011, all of our segments experienced favorable emergence from prior years' reserve estimates. From the casualty segment there was $83.9 million of favorable development coming mostly from accident years 2006 through 2009. Again this year, the expected loss ratios initially used to establish carried reserves for these accident years proved to be higher than required. This resulted in loss emergence significantly lower than expected. This was predominantly caused by favorable frequency and severity trends that continued to be considerably less than our long-term expectations. In addition, we believe this to be the result of our underwriters' risk selection, which has mostly offset price declines and loss cost inflation. Nearly all of our casualty products contributed to the favorable development, but this was particularly true for our general liability product. It was by far the largest contributor at $37.3 million and was driven primarily by the construction classes. Other significant favorable development came from our commercial umbrella, personal umbrella and transportation products in amounts of $15.1 million, $7.7 million and $6.9 million, respectively. In addition, our program business, much of which is in runoff, was responsible for $6.2 million of the total. Unfavorable development came from the asbestos and environmental exposures associated with business assumed in the 1970's and 1980's, which totaled $1.5 million.

The property segment experienced $18.5 million of favorable development in 2011. Of this amount, $8.5 million came from the marine product in accident years 2008 through 2010. The longer-tailed hull, protection & indemnity and liability coverages were responsible for most of the total. The difference in conditions product was also a contributor in 2011 with $7.0 million of favorable development that was primarily the result of the favorable final resolution of a claim arising from the 1994 Northridge earthquake. Other products having favorable development were assumed crop, assumed facultative reinsurance and homeowners.

The surety segment contributed $7.7 million of favorable emergence in 2011. Accident years 2010 and 2009 were responsible for the majority of that development. The biggest contributors by product were contract, energy and commercial with favorable development of $3.9 million, $2.2 million and

$2.0 million, respectively. We have been monitoring these products for the last few years for signs of adverse experience caused by the economic environment. In prior years we had not seen much evidence of stress on our customers. However, this began to change somewhat in 2011, particularly with respect to contract surety. This did not significantly affect development on prior accident years, but did affect loss estimates for the current accident year.

2010. During 2010, we experienced favorable loss emergence from prior years' reserve estimates across all of our segments. For our casualty segment, we experienced $64.6 million of favorable development, predominantly from the accident years 2006 through 2008. In retrospect, the expected loss ratios initially used to establish carried reserves for these accident years proved to be higher than required, which resulted in loss emergence significantly lower than expected. This was predominantly caused by favorable frequency and severity trends that continued to be considerably less than we expect over the long term. This was particularly true for our personal umbrella, transportation and executive products which experienced favorable loss development of $17.7 million, $11.6 million and $9.1 million, respectively. We also saw favorable loss emergence across most of our other casualty business including our commercial umbrella, program and general liability products. The experience on program business was a reversal compared to our experience in recent years. The contribution from general liability was much smaller than in previous years because of adverse experience on owner, landlord and tenant (non-construction) classes. This affected development on accident year 2009 in particular. In addition, we realized favorable development from some runoff casualty business including environmental and asbestos exposures. This was enhanced by successful reinsurance recovery efforts.

Our property segment realized $8.3 million of favorable loss development in 2010. Most of the development came from accident years 2009 and 2008. Marine business was the primary driver of the favorable development accounting for $4.6 million. The corrective actions taken in 2009 had a positive impact on 2010 results, particularly in the hull, protection & indemnity and marine liability products. Nearly every other property product experienced favorable development with the difference in conditions, assumed facultative reinsurance and runoff construction products having the most favorable results.

The surety segment experienced $10.4 million of favorable emergence in 2010. Accident year 2009 produced nearly all of the favorable development. The contract and commercial surety products were responsible for the majority of the favorable development, contributing $5.4 million and $3.7 million, respectively. We have been monitoring these products closely for signs of adverse experience caused by the condition of the economy over the last few years. To date, the impact has been much less than we thought likely and is largely responsible for the favorable development.

ENVIRONMENTAL, ASBESTOS AND MASS TORT EXPOSURES

We are subject to environmental site cleanup, asbestos removal and mass tort claims and exposures through our commercial umbrella, general liability and discontinued assumed casualty reinsurance lines of business. The majority of the exposure is in the excess layers of our commercial umbrella and assumed reinsurance books of business.

The following table represents paid and unpaid environmental, asbestos and mass tort claims data (including incurred but not reported losses) as of December 31, 2012, 2011 and 2010:

(in thousands)	2012	2011	2010
LOSS AND LAE PAYMENTS (CUMULATIVE)			
Gross	$102,222	$ 91,079	$ 86,453
Ceded	(57,345)	(48,039)	(43,015)
Net	$ 44,877	$ 43,040	$ 43,438
UNPAID LOSSES AND LAE AT END OF YEAR			
Gross	$ 50,353	$ 66,429	$ 72,243
Ceded	(16,733)	(31,633)	(36,895)
Net	$ 33,620	$ 34,796	$ 35,348

Our environmental, asbestos and mass tort exposure is limited, relative to other insurers, as a result of entering the affected liability lines after the insurance industry had already recognized environmental and asbestos exposure as a problem and adopted appropriate coverage exclusions. The majority of our reserves are associated with products that went into runoff at least two decades ago. Some are for assumed reinsurance, some are for excess liability business and some followed from the acquisition of Underwriters Indemnity Company in 1999.

Calendar year 2012 was fairly benign in the aggregate, with a very small increase in inception-to-date incurred losses on a net basis but a moderate decrease on a gross basis. The most significant change was the settlement of an environmental claim from 2007 in our marine book with gross payments of $9.3 million and net payments of $0.3 million. Case reserves were decreased by nearly the same amounts causing us to significantly decrease the amount of gross and ceded IBNR allocated to environmental losses.

While our environmental exposure is limited, the ultimate liability for this exposure is difficult to assess because of the extensive and complicated litigation involved in the settlement of claims and evolving legislation on issues such as joint and several liability, retroactive liability and standards of cleanup. Additionally, we participate primarily in the excess layers of coverage, where accurate estimates of ultimate loss are more difficult to derive than for primary coverage.

7. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized as follows:

(in thousands)	2012	2011
Deferred tax assets:		
Tax discounting of claim reserves	$ 25,462	$ 26,781
Unearned premium offset	20,731	19,575
Deferred compensation	5,614	8,746
Stock option expense	4,678	3,954
NOL carryforward	3,223	5,486
Other	433	298
Deferred tax assets before allowance	60,141	64,840
Less valuation allowance	–	–
Total deferred tax assets	$ 60,141	$ 64,840
Deferred tax liabilities:		
Net unrealized appreciation of securities	$ 77,036	$ 63,274
Deferred policy acquisition costs	18,320	18,236
Book/tax depreciation	1,060	2,122
Intangible assets from CBIC acquisition	4,541	4,869
Undistributed earnings of unconsolidated investee	13,812	13,016
Other	938	1,190
Total deferred tax liabilities	115,707	102,707
Net deferred tax liability	$(55,566)	$(37,867)

Income tax expense attributable to income from operations for the years ended December 31, 2012, 2011 and 2010, differed from the amounts computed by applying the U.S. federal tax rate of 35 percent to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2012	2011	2010
Provision for income taxes at the statutory federal tax rates	$49,956	$64,255	$62,883
Increase (reduction) in taxes resulting from:			
Dividends received deduction	(2,630)	(1,980)	(1,628)
ESOP dividends paid deduction	(3,596)	(3,367)	(4,358)
Tax-exempt interest income	(2,995)	(2,412)	(3,221)
Other items, net	(1,349)	492	(2,206)
Total	$39,386	$56,988	$51,470

Our effective tax rates were 27.6 percent, 31.0 percent and 28.6 percent for 2012, 2011 and 2010, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate for 2012 was lower than 2011 due to a decrease in underwriting income along with an increase in tax-exempt income and dividends qualifying for preferential tax treatment, specifically as noted below from Maui Jim.

Dividends paid to our Employee Stock Ownership Plan (ESOP) result in a tax deduction. Special dividends paid to the company's ESOP in 2012, 2011 and 2010 resulted in tax benefits of $2.9 million, $2.7 million and $3.6 million, respectively. These tax benefits reduced the effective tax rate for 2012, 2011 and 2010 by 2.0 percent, 1.5 percent and 2.0 percent, respectively.

Our net earnings include equity in earnings of unconsolidated investee, Maui Jim. This investee does not have a policy or pattern of paying dividends. As a result, we record a deferred tax liability on the earnings at the corporate capital gains rate of 35 percent. In the fourth quarter 2012, we received a $6.6 million dividend from Maui Jim. In accordance with GAAP guidelines on income taxes, we recognized a $1.8 million tax benefit from applying the lower tax rate applicable to affiliated dividends as compared to the corporate capital gains rate on which the deferred tax liabilities were based. This benefit is included in the Other items, net caption in the previous table. Standing alone the dividend resulted in a 1.3 percent reduction to the year to date effective tax rate. Prior to 2012, the most recent dividend from Maui Jim was the fourth quarter of 2010 ($7.9 million with a tax benefit of $2.2 million). We do not anticipate dividends in future periods as we expect to recover our investment through means other than receipt of dividends.

We have recorded our deferred tax assets and liabilities using the statutory federal tax rate of 35 percent. We believe it is more likely than not that all deferred tax assets will be recovered given the carry back availability as well as the results of future operations, which will generate sufficient taxable income to realize the deferred tax asset. In addition, we believe when these deferred items reverse in future years, our taxable income will be taxed at an effective rate of 35 percent.

In 2011, a deferred tax asset was recorded at $5.5 million for the net operating loss (NOL) carryforward stemming from the CBIC acquisition. This NOL was primarily the result of certain transaction-related items, including employee bonuses that were incurred by CBIC in conjunction with the sale. A portion of the NOL was carried back to recover taxes paid in prior periods. The remaining NOL is being carried forward to future tax years. Due to our consistent history of taxable income, we expect to recover the remaining NOL by the end of 2014.

Federal and state income taxes paid in 2012, 2011 and 2010, amounted to $25.9 million, $50.5 million and $52.0 million, respectively.

8. EMPLOYEE BENEFITS

EMPLOYEE STOCK OWNERSHIP, 401(K) AND BONUS AND INCENTIVE PLANS

We maintain ESOP, 401(k) and bonus and incentive plans covering executives, managers and associates. At the board of directors' discretion, funding of these plans is primarily dependent upon reaching predetermined levels of operating return on equity, combined ratio and Market Value Potential (MVP). MVP is a compensation model that measures components of comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of our executives, managers and associates correspond with those of our shareholders.

Our 401(k) plan allows voluntary contributions by employees and permits ESOP diversification transfers for employees meeting certain age or service requirements. We provide a basic 401(k) contribution of 3 percent of eligible compensation. Participants are 100 percent vested in both voluntary and basic contributions. Additionally, an annual discretionary profit-sharing contribution may be made to the ESOP and 401(k), subject to the achievement of certain overall financial goals and board approval. Profit-sharing contributions vest after three years of plan service.

Our ESOP and 401(k) cover all employees meeting eligibility requirements. ESOP and 401(k) profit-sharing contributions are determined annually by our board of directors and are expensed in the year earned. ESOP and 401(k)-related expenses (basic and profit-sharing) were $7.8 million, $10.6 million and $8.3 million, for 2012, 2011 and 2010, respectively.

During 2012, the ESOP purchased 164,459 shares of RLI stock on the open market at an average price of $68.11 ($11.2 million) relating to the contribution for plan year 2011. Shares held by the ESOP as of December 31, 2012, totaled 1,689,682 and are treated as outstanding in computing our earnings per share. During 2011, the ESOP purchased 89,783 shares of RLI stock on the open market at an average price of $57.64 ($5.2 million) relating to the contribution for plan year 2010. During 2010, the ESOP purchased 113,006 shares of RLI stock on the open market at an average price of $51.10 ($5.8 million) relating to the contribution for plan year 2009.

Annual bonuses are awarded to executives, managers and associates through our incentive plans, provided certain financial and operational goals are met. Annual expenses for these incentive plans totaled $16.7 million, $17.4 million and $16.0 million for 2012, 2011 and 2010, respectively.

DEFERRED COMPENSATION

We maintain "rabbi trusts" for deferred compensation plans for directors, key employees and executive officers through which our shares are purchased. GAAP guidelines prescribe an accounting treatment whereby the employer stock in the plan is classified and accounted for as equity, in a manner consistent with the accounting for treasury stock.

In 2012, the trusts purchased 7,484 shares of our common stock on the open market at an average price of $68.48 ($0.5 million). In 2011, the trusts purchased 9,781 shares of our common stock on the open market at an average price of $59.49 ($0.6 million). In 2010, the trusts purchased 5,518 shares of our common stock on the open market at an average price of $55.46 ($0.3 million). At December 31, 2012, the trusts' assets were valued at $21.8 million.

STOCK OPTIONS AND STOCK PLANS

Our RLI Corp. Omnibus Stock Plan (omnibus plan) was in place from 2005 to 2010. The omnibus plan provided for grants of up to 1,500,000 shares (subject to adjustment for changes in our capitalization). Since 2005, we have granted 1,228,726 stock options under this plan, including incentive stock options (ISOs), which were adjusted as part of the special dividends in 2012, 2011 and 2010.

During the second quarter of 2010, our shareholders approved the RLI Corp. Long-Term Incentive Plan (LTIP), which replaced the omnibus plan. In conjunction with the adoption of the LTIP, effective May 6, 2010, options will no longer be granted under the omnibus plan. Awards under the LTIP may be in the form of restricted stock, stock options (nonqualified only), stock appreciation rights, performance units, as well as other stock-based awards. Eligibility under the LTIP is limited to employees or directors of the company or any affiliate. The granting of awards under the LTIP is solely at the discretion of the executive resources committee of the board of directors. The total number of shares of common stock available for distribution under the LTIP may not exceed 2,000,000 shares (subject to adjustment for changes in our capitalization). Since 2010, we have granted 839,900 stock options under the LTIP, including 334,900 in 2012.

Under the LTIP, as under the omnibus plan, we grant stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant. Options generally vest and become exercisable ratably over a five-year period. Beginning with the annual grant in May 2009, options granted under both plans have an eight-year life. Prior to that grant, options were granted with a 10-year life. The related compensation expense is recognized over the requisite service period.

In most instances, the requisite service period and vesting period will be the same. For participants who are retirement eligible, defined by the plan as those individuals whose age and years of service equals 75, the requisite service period is deemed to be met and options are immediately expensed on the date of grant. For participants who will become retirement eligible during the vesting period, the requisite service period over which expense is recognized is the period between the grant date and the attainment of retirement eligibility. Shares issued upon option exercise are newly issued shares.

On November 14, 2012, the board of directors declared a $5.00 per share special cash dividend to be paid on December 20, 2012, to shareholders of record at the close of business on November 30, 2012. To preserve the intrinsic value for option holders, the board also approved, pursuant to the terms of our various stock option plans, a proportional adjustment to both the exercise price and the number of shares covered by each award for all outstanding ISOs and an adjustment to the exercise price (equivalent to the special dividend) for all outstanding non-qualified options. The majority (99 percent) of outstanding options at the time of the adjustment were non-qualified. These adjustments did not result in any incremental compensation expense as the aggregate fair value, aggregate intrinsic value and the ratio of the exercise price to the market price are approximately equal immediately before and after the adjustment. Similarly, on November 17, 2011, the board of directors declared a $5.00 per share special cash dividend to be paid on December 20, 2011, to shareholders of record at the close of business on November 30, 2011. On December 1, 2010, the board of directors declared a $7.00 per share special cash dividend to be paid on December 29, 2010, to shareholders of record at the close of business on December 16, 2010. The adjustments made for the 2012 dividend were also made for the 2011 and 2010 dividends and did not result in any incremental compensation expense.

The following tables summarize option activity in 2012, 2011 and 2010:

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding options at January 1, 2012	1,280,866	$43.23		
Options granted	334,900	$63.43		
Special dividend*	1,086	$30.78		
Options exercised	(141,130)	$38.06		$ 4,712
Options cancelled/forfeited	(3,120)	$40.84		
Outstanding options at December 31, 2012	1,472,602	$44.45	5.43	$29,865
Exercisable options at December 31, 2012	681,092	$36.57	4.27	$19,135

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding options at January 1, 2011	1,524,982	$41.32		
Options granted	297,950	$55.03		
Special dividend*	1,541	$32.16		
Options exercised	(515,317)	$34.61		$12,764
Options cancelled/forfeited	(28,290)	$41.64		
Outstanding options at December 31, 2011	1,280,866	$43.23	5.62	$37,949
Exercisable options at December 31, 2011	603,936	$39.80	4.54	$19,965

	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding options at January 1, 2010	1,583,803	$44.73		
Options granted	223,150	$49.07		
Special dividend*	5,398	$34.25		
Options exercised	(244,505)	$28.95		$ 6,467
Options cancelled/forfeited	(42,864)	$40.15		
Outstanding options at December 31, 2010	1,524,982	$41.32	5.79	$17,161
Exercisable options at December 31, 2010	833,331	$37.96	4.86	$12,176

*An adjustment was made to the exercise price and number of ISO options outstanding for the special cash dividends paid during December 2012, 2011 and 2010. "Special dividend" represents the incremental options issued as a result of this adjustment.

The majority of our options are granted annually at our regular board meeting in May. In addition, options are approved at the May meeting for quarterly grants to certain retirement eligible employees. Since grants to retirement eligible employees are fully expensed when issued, the approach allows for a more even expense distribution throughout the year.

In 2012, 334,900 options were granted with an average exercise price of $63.43 and an average fair value of $13.11. Of these grants, 218,900 were granted at the board meeting in May with a calculated fair value of $13.07. We recognized $3.6 million of expense during 2012 related to options vesting. Since options granted under our plan are non-qualified, we recorded a tax benefit of $1.3 million related to this compensation expense. Total unrecognized compensation expense relating to outstanding and unvested options was $4.3 million, which will be recognized over the remainder of the vesting period.

In 2011, 297,950 options were granted with an average exercise price of $55.03 and an average fair value of $12.91. Of these grants, 201,000 were granted at the board meeting in May with a calculated fair value of $12.92. We recognized

$3.5 million of expense during 2011 related to options vesting. Since options granted under our plan are non-qualified, we recorded a tax benefit of $1.2 million related to this compensation expense. Total unrecognized compensation expense relating to outstanding and unvested options was $3.6 million, which will be recognized over the remainder of the vesting period.

In 2010, 223,150 options were granted with an average exercise price of $49.07 and an average fair value of $13.20. Of these grants, 167,150 were granted at the board meeting in May with a calculated fair value of $13.42. We recognized $3.1 million of expense during 2010 related to options vesting. Since options granted under our plan are non-qualified, we recorded a tax benefit of $1.1 million related to this compensation expense. Total unrecognized compensation expense relating to outstanding and unvested options was $3.7 million, which will be recognized over the remainder of the vesting period.

The fair value of options were estimated using a Black-Scholes based option pricing model with the following weighted-average grant-date assumptions and weighted average fair values as of December 31:

	2012	2011	2010
Weighted-average fair value of grants	$13.11	$12.91	$13.20
Risk-free interest rates	0.90%	2.06%	2.58%
Dividend yield	1.93%	1.89%	1.74%
Expected volatility	25.62%	25.68%	25.91%
Expected option life	5.43 years	5.54 years	5.61 years

The risk-free rate is determined based on U.S. treasury yields that most closely approximate the option's expected life. The dividend yield is calculated based on the average annualized dividends paid during the most recent five-year period. It excludes the special dividends paid in 2012, 2011 and 2010. The expected volatility is calculated based on the mean reversion of RLI's stock. The expected option life is determined based on historical exercise behavior and the assumption that all outstanding options will be exercised at the midpoint of the current date and remaining contractual term, adjusted for the demographics of the current year's grant.

Prior to 2011, directors participated in the Non-Employee Directors' Stock Plan under which directors could receive awards of company stock. All stock awards to outside directors in 2009 were made under the omnibus plan and the 2010 and 2011 awards were made under the LTIP.

Total shares awarded to outside directors under the plans (LTIP in 2011, and both the LTIP and omnibus plan in 2010) were 1,541 in 2011 and 2,474 in 2010. Shares were awarded at an average share price of $54.95 in 2011 and $55.20 in 2010. We recognized $0.1 million of expense related to these awards in both 2011 and 2010.

POST-RETIREMENT BENEFITS OTHER THAN PENSION

In 2002, we began offering certain eligible employees post-employment medical coverage. Under our plan, employees who retire at age 55 or older with 20 or more years of company service may continue medical coverage under our health plan. Former employees who elect continuation of coverage pay the full COBRA (Consolidated Omnibus Budget Reconciliation Act of 1985) rate and coverage terminates upon reaching age 65. We expect a relatively small number of employees will use this benefit and thus expect any corresponding liability will be immaterial. The COBRA rate established for participating employees has historically covered the cost of providing this coverage.

9. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The statutory financial statements of our four insurance companies are presented on the basis of accounting practices prescribed or permitted by the insurance regulatory authority of their respective states of domicile, which are the Illinois Department of Insurance and the Washington State Office of the Insurance Commissioner. Each of those domiciliary states has adopted the National Association of Insurance Commissioners' (NAIC) statutory accounting practices as the basis of its statutory accounting practices. We do not use any permitted statutory accounting practices that differ from NAIC prescribed statutory accounting practices. In converting from statutory to GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of statutory non-admitted assets and the inclusion of net unrealized holding gains or losses in shareholders' equity relating to fixed maturities.

The NAIC has risk-based capital (RBC) requirements that require insurance companies to calculate and report information under a risk-based formula, which measures statutory capital and surplus needs based upon a regulatory definition of risk relative to the company's balance sheet and mix of products. As of December 31, 2012, each of our insurance subsidiaries had an RBC amount in excess of the authorized control level RBC, as defined by the NAIC. RLI Insurance Company (RLI Ins.), our principal insurance company subsidiary, had an authorized control level RBC of $90.4 million, $89.3 million and $81.1 million as of December 31, 2012, 2011 and 2010, respectively, compared to actual statutory capital and surplus of $684.1 million, $710.2 million and $732.4 million, respectively, for these same periods.

Year-end statutory surplus presented in the table below includes $9.1 million of RLI stock (cost basis of $64.6 million) held by Mt. Hawley Insurance Company. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in our GAAP consolidated financial statements.

The following table includes selected information for our insurance subsidiaries for the year ending and as of December 31:

(in thousands)	2012	2011	2010
Consolidated net income, statutory basis	$125,672	$118,922	$143,091
Consolidated surplus, statutory basis	$684,072	$710,186	$732,379

As discussed in note 1.A, our insurance subsidiaries are organized in a vertical structure with RLI Ins. as the first-level, or principal, insurance subsidiary of RLI Corp. At the holding company (RLI Corp.) level, we rely largely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt, corporate expenses and dividends to RLI Corp. shareholders. As discussed further below, dividend payments to RLI Corp. from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the insurance regulatory authorities of Illinois. As a result, we may not be able to receive dividends from such subsidiary at times and in amounts necessary to pay desired dividends to RLI Corp. shareholders. As of December 31, 2012, our holding company had $796.4 million in equity. Of this amount, $684.1 million is related to the statutory equity of our insurance subsidiaries, which is subject to regulatory restrictions under state insurance laws. The remaining $112.3 million in holding company equity is not restricted and is comprised primarily of investments and cash, including $35.1 million in liquid assets, which approximate annual holding company expenditures. Unrestricted funds at the holding company are available to fund debt interest, general corporate obligations and dividend payments to our shareholders. If necessary, the holding company also has other potential sources of liquidity that could provide for additional funding to meet corporate obligations or pay shareholder dividends, which include a revolving line of credit, as well as issuances of common stock and debt.

Ordinary dividends, which may be paid by our principal insurance subsidiary without prior regulatory approval, are subject to certain limitations based upon income, surplus and earned surplus. The maximum ordinary dividend distribution from our principal insurance subsidiary in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus, as of December 31 of the preceding year, or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Ordinary dividends are further restricted by the requirement that they be paid from earned surplus. In 2012 and 2010, our principal insurance subsidiary paid ordinary dividends totaling $13.0 million and $58.0 million, respectively, to RLI Corp. Any dividend distribution in excess of the ordinary dividend limits is deemed extraordinary and requires prior approval from the Illinois Department of Insurance. In 2012, 2011 and 2010, our principal insurance subsidiary sought and received regulatory approval prior to the payment of extraordinary dividends totaling $125.0 million, $150.0 million and $150.0 million, respectively. As a result of these extraordinary dividends, as of December 31, 2012, 2011 and 2010, respectively, the net assets of our principal insurance subsidiary are restricted and prior approval from the Illinois Department of Insurance is required for all dividends to RLI Corp. Because the limitations are based upon a rolling 12-month period, the presence, amount and impact of these restrictions vary over time.

10. COMMITMENTS AND CONTINGENT LIABILITIES

We are party to numerous claims, losses and litigation matters that arise in the normal course of our business. Many of such claims, losses or litigation matters involve claims under policies that we underwrite as an insurer. We believe that the resolution of these claims and losses will not have a material adverse effect on our financial condition, results of operations or cash flows. We are also involved in various other legal proceedings and litigation unrelated to our insurance business that arise in the ordinary course of business operations. Management believes that any liabilities that may arise as a result of these legal matters will not have a material adverse effect on our financial condition or results of operations.

We have operating lease obligations for regional office facilities. These leases expire in various years through 2023. Expenses associated with these leases totaled $5.4 million in 2012, $5.0 million in 2011 and $4.2 million in 2010. Minimum future rental payments under non-cancellable leases are as follows:

(in thousands)	
2013	$ 4,701
2014	4,597
2015	3,902
2016	3,017
2017	2,354
2018-2023	5,501
Total minimum future rental payments	$24,072

11. OPERATING SEGMENT INFORMATION

The following table summarizes our segment data based on the internal structure and reporting of information as it is used by management. The segments of our insurance operations include casualty, property and surety.

The casualty portion of our business consists largely of general liability, personal umbrella, transportation, executive products, commercial umbrella, package business and other specialty coverages, such as our professional liability for design professionals. We also offer fidelity and crime coverage for commercial insureds and select financial institutions and recently expanded our casualty offerings to include medical malpractice liability in the excess and surplus market. The casualty business is subject to the risk of estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop. The casualty segment is also subject to inflation risk and may be affected by evolving legislation and court decisions that define the extent of coverage and the amount of compensation due for injuries or losses.

Our property segment is comprised primarily of commercial fire, earthquake, difference in conditions, marine, facultative and treaty reinsurance, including crop, and select personal lines policies, including recreational vehicle insurance and Hawaii homeowners coverages. Property insurance and reinsurance results are subject to the variability introduced by perils such as earthquakes, fires and hurricanes. Our major catastrophe exposure is to losses caused by earthquakes, primarily on the West Coast. Our second largest catastrophe exposure is to losses caused by hurricanes to commercial properties throughout the Gulf and East Coast, as well as to homes we insure in Hawaii. We limit our net aggregate exposure to a catastrophic event by minimizing the total policy limits written in a particular region, purchasing reinsurance and through extensive use of computer-assisted modeling techniques. These techniques provide estimates that help us carefully manage the concentration of risks exposed to catastrophic events. Our assumed multi-peril crop and hail treaty reinsurance business covers revenue shortfalls or production losses due to natural causes such as drought, excessive moisture, hail, wind, frost, insects and disease. Significant aggregation of these losses is mitigated by the Federal Government reinsurance program that provides stop loss protection inuring to our benefit.

The surety segment specializes in writing small-to-large commercial and contract surety coverages, as well as those for the energy, petrochemical and refining industries. We offer miscellaneous bonds, including license and permit, notary and court bonds. Often, our surety coverages involve a statutory requirement for bonds. While these bonds typically maintain a relatively low loss ratio, losses may fluctuate due to adverse economic conditions affecting the financial viability of our insureds. The contract surety product guarantees the construction work of a commercial contractor for a specific project. Generally, losses occur due to the deterioration of a contractor's financial condition. This line has historically produced marginally higher loss ratios than other surety lines during economic downturns.

Net investment income is the by-product of the interest and dividend income streams from our investments in fixed income and equity securities. Interest and general corporate expenses include the cost of debt and other director and shareholder relations costs incurred for the benefit of the corporation, but not attributable to the operations of our insurance segments. Investee earnings represent our share in Maui Jim earnings. We own 40 percent of Maui Jim, which operates in the sunglass and optical goods industries; Maui Jim is privately held.

The following tables provide financial data used by management. The net earnings of each segment are before taxes, and include revenues (if applicable), direct product or segment costs (such as commissions, claims costs, etc.), as well as allocated support costs from various support departments. While depreciation and amortization charges have been included in these measures via our expense allocation system, the related assets are not allocated for management use and, therefore, are not included in this schedule.

REVENUES

(in thousands)	2012	2011	2010
Casualty	$267,697	$236,198	$232,047
Property	202,402	203,660	181,645
Surety	106,472	98,594	79,690
Segment totals before income taxes	$576,571	$538,452	$493,382
Net investment income	58,831	63,681	66,799
Net realized gains	25,372	17,036	23,243
Total	$660,774	$619,169	$583,424

INSURANCE EXPENSES

(in thousands)	2012	2011	2010
Loss and settlement expenses:			
Casualty	$144,106	$ 85,091	$114,861
Property	115,707	101,969	82,463
Surety	11,832	13,024	4,008
Segment totals before income taxes	$271,645	$200,084	$201,332
Policy acquisition costs:			
Casualty	$ 76,765	$ 67,495	$ 59,628
Property	60,070	57,878	52,847
Surety	59,527	58,495	44,419
Segment totals before income taxes	$196,362	$183,868	$156,894
Other insurance expenses:			
Casualty	$ 21,387	$ 22,215	$ 20,474
Property	14,933	13,481	12,042
Surety	8,651	8,616	6,068
Segment totals before income taxes	$ 44,971	$ 44,312	$ 38,584
Total	$512,978	$428,264	$396,810

NET EARNINGS (LOSSES)

(in thousands)	2012	2011	2010
Casualty	$ 25,439	$ 61,397	$ 37,084
Property	11,692	30,332	34,293
Surety	26,462	18,459	25,195
Net underwriting income	$ 63,593	$110,188	$ 96,572
Net investment income	58,831	63,681	66,799
Realized gains	25,372	17,036	23,243
General corporate expense and interest on debt	(13,917)	(13,816)	(14,048)
Equity in earnings of unconsolidated investees	8,853	6,497	7,101
Total earnings before income taxes	$142,732	$183,586	$179,667
Income taxes	$ 39,386	$ 56,988	$ 51,470
Total	$103,346	$126,598	$128,197

The following table further summarizes net premiums earned by major product type within each segment:

(in thousands)	Year ended December 31, 2012	2011	2010
CASUALTY			
General liability	$ 84,985	$ 85,020	$ 96,659
Commercial and personal umbrella	68,287	63,020	61,370
Commercial transportation	34,701	34,106	40,262
P&C package business	28,497	16,379	–
Professional services	28,018	13,151	6,202
Executive products	15,764	14,665	13,624
Specialty programs	2,331	4,325	7,188
Other casualty	5,114	5,532	6,742
Total	$267,697	$236,198	$232,047
PROPERTY			
Commercial property	$ 74,197	$ 80,743	$ 80,471
Marine	56,367	51,654	47,981
Property reinsurance	27,021	19,925	14,664
Crop reinsurance	24,506	34,935	27,082
Other property	20,311	16,403	11,447
Total	$202,402	$203,660	$181,645
SURETY			
Miscellaneous	$ 39,299	$ 34,837	$ 24,855
Contract	26,329	24,354	18,970
Commercial	22,107	21,317	18,869
Oil and gas	18,737	18,086	16,996
Total	$106,472	$ 98,594	$ 79,690
Grand total	$576,571	$538,452	$493,382

12. UNAUDITED INTERIM FINANCIAL INFORMATION

Selected quarterly information is as follows:

(in thousands, except per share data)	First	Second	Third	Fourth	Year
2012					
Net premiums earned	$137,280	$141,584	$149,943	$147,764	$576,571
Net investment income	15,293	14,826	14,221	14,491	58,831
Net realized investment gains (losses)	11,416	(664)	5,481	9,139	25,372
Earnings before income taxes	41,109	36,568	36,480	28,575	142,732
Net earnings	28,038	24,748	25,463	25,097	103,346
Basic earnings per share(1)	$1.32	$1.17	$1.20	$1.18	$4.87
Diluted earnings per share(1)	$1.30	$1.15	$1.19	$1.16	$4.79
2011					
Net premiums earned	$116,051	$130,826	$146,552	$145,023	$538,452
Net investment income	16,303	15,180	15,954	16,244	63,681
Net realized investment gains (losses)	4,472	10,050	(177)	2,691	17,036
Earnings before income taxes	40,821	67,730	34,907	40,128	183,586
Net earnings	27,706	44,992	23,969	29,931	126,598
Basic earnings per share(1)	$1.32	$2.13	$1.14	$1.42	$6.01
Diluted earnings per share(1)	$1.30	$2.11	$1.12	$1.39	$5.91

(1) Since the weighted-average shares for the quarters are calculated independently of the weighted-average shares for the year, quarterly earnings per share may not total to annual earnings per share.

13. ACQUISITIONS

On November 2, 2012, we acquired Rockbridge, a Houston-based managing general agency. Rockbridge specializes in medical malpractice insurance in the excess and surplus markets. Coverage is offered to individual physicians and physician groups in all 50 states through a network of retail and wholesale brokers.

During the fourth quarter of 2012, we began our fair value analysis on the acquired Rockbridge assets. Total consideration utilized in our fair value analysis was $16.7 million, which includes $15.5 million of cash paid at acquisition, and $1.2 million associated with the present value of a contingent earn-out agreement. The earn-out is subject to the achievement of certain loss ratio targets and may be adjusted in future periods based on actual performance achieved. Goodwill of $12.4 million, representing the difference between the purchase consideration and the fair value of assets acquired less liabilities assumed, attributable to our casualty segment was recorded. In addition, $4.2 million of separately identifiable intangible assets resulting from the valuations of trade name and acquired software and agency-related relationships have been recognized. In accordance with GAAP, fair value accounting effects may be adjusted up to one year from the acquisition date upon finalization of the valuation process. However, we concluded our analysis in January 2013, which resulted in no adjustments from amounts recorded at December 31, 2012.

On April 28, 2011, we acquired CBIC through an acquisition of its holding company, Data and Staff Service Co., for $135.9 million in cash. CBIC is a Seattle-based insurance company specializing in surety bonds and related niche property and casualty insurance products. The company serves over 30,000 contractors and over 4,000 insurance agents and brokers nationwide. CBIC operates 12 regional branch offices and is a leading writer of contractor license bonds in the Northwest.

During the second quarter of 2011, we began our integration of CBIC operations and personnel into the normal operations of our company and our fair value analysis on CBIC's opening balance sheet. We concluded our fair value analysis in the fourth quarter of 2011. The consolidated financial statements include CBIC's results of operations for the twelve-month period ended December 31, 2012 and its assets and liabilities as of December 31, 2012. Comparative period information for 2011 includes results of operations for the eight-month period subsequent to acquisition and assets and liabilities as of December 31, 2011.

Goodwill of $20.4 million was recorded in addition to $14.5 million of separately identifiable intangible assets resulting from the valuations of trade name, insurance licenses, acquired software and agency-related relationships ($12.9 million net of related amortization as of December 31, 2012). The valuation of insurance policies in force, including the value of business acquired (VOBA), was $10.8 million at acquisition. VOBA is included within deferred policy acquisition costs on our consolidated balance sheet. This asset is amortized as the corresponding unearned premium (UEP) acquired ($29.5 million) is earned as revenue. As of December 31, 2012, 96 percent of the UEP acquired had been earned as revenue. As a result, a similar percentage of VOBA was amortized to expense. At December 31, 2012, $1.2 million of the UEP acquired remained, as does $0.6 million of VOBA.

CBIC contributed $54.9 million of gross premiums written in 2012. Premiums of $33.7 million impacted the casualty segment with the remaining $21.2 million attributable to the surety segment. CBIC contributed pretax earnings of $14.0 million, which included underwriting income of $10.1 million and net investment income of $3.9 million. For 2011, CBIC contributed $36.0 million of gross premiums written, an underwriting loss of $0.1 million and net investment income of $2.2 million.

› Letters of Responsibility

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RLI Corp.:

We have audited the accompanying consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of earnings and comprehensive earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of RLI Corp. and Subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in note 1C to the consolidated financial statements, the Company has changed its method of accounting for the costs associated with acquiring or renewing insurance contracts due to the retrospective adoption of Accounting Standards Update (ASU) 2010-26: *Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), RLI Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2013 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Chicago, Illinois
February 27, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
RLI Corp.:

We have audited RLI Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). RLI Corp.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Controls and Procedures. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, RLI Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of RLI Corp. and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of earnings and comprehensive earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated February 27, 2013 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Chicago, Illinois
February 27, 2013

STATEMENT OF FINANCIAL REPORTING RESPONSIBILITY

The management of RLI Corp. and Subsidiaries is responsible for the preparation and for the integrity and objectivity of the accompanying financial statements and other financial information in this report. The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's estimates and judgments.

Management has established and maintains internal control throughout its operations that is designed to provide reasonable assurance as to the integrity and reliability of the financial statements, the protection of assets from unauthorized use, and the execution and recording of transactions in accordance with management's authorization. Internal control provides for appropriate division of responsibility and is documented by written policies and procedures that are updated by management as necessary. Management considers the recommendations of its internal auditor and independent registered public accounting firm concerning the Company's internal control and takes the necessary actions that are cost effective in the circumstances to respond appropriately to the recommendations presented.

The accompanying consolidated financial statements have been audited by KPMG LLP (KPMG), an independent registered public accounting firm selected by the audit committee and approved by the shareholders. Management has made available to KPMG all of the Company's financial records and related data, including minutes of directors' meetings. Furthermore, management believes that all representations made to KPMG during its audit were valid and appropriate.

The audit committee is comprised of four independent directors and is charged with general supervision of the audits, examinations and inspections of the books and accounts of RLI Corp. and Subsidiaries. The independent registered public accounting firm and the internal auditor have ready access to the audit committee.



Jonathan E. Michael
Chairman & CEO



Thomas L. Brown
Vice President, CFO

REPORT ON CONTROLS AND PROCEDURES

CONCLUSION REGARDING THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this annual report.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2012.

Our internal control over financial reporting as of December 31, 2012 has been audited by KPMG, an independent registered public accounting firm, as stated in their report which is included herein.



Jonathan E. Michael
Chairman & CEO



Thomas L. Brown
Vice President, CFO

> Company Leaders









EXECUTIVE TEAM

(left to right, top to bottom)

Thomas L. Brown, CPA: Vice President, CFO (1, 2, 3, 4, 5) and Treasurer (1, 2, 3, 4) · Industry experience: 32 years · Joined RLI in 2011 in current position.

Todd W. Bryant, CPA, CPCU: Vice President, Controller (1, 2, 3, 4, 5) · Industry experience: 19 years · Joined RLI in 1993 · Prior positions: assistant vice president, financial reporting; chief accountant. Promoted to current position in 2009.

Seth A. Davis, CFA, CIA, CPCU: Vice President, Internal Audit (2, 3, 4, 5) · Industry experience: 17 years · Joined RLI in 2004 · Prior positions: manager, internal audit. Promoted to current position in 2005.

Aaron P. Diefenthaler, CFA: Vice President, Chief Investment Officer (1, 2, 3, 4, 5) · Industry experience: 11 years · Joined RLI in 2012 in current position.

Donald J. Driscoll: Vice President, Claim (2, 3, 4, 5) · Industry experience: 27 years · Joined RLI in 1996 · Prior positions: assistant vice president, claim; director, coverage and casualty claims. Promoted to current position in 2000.

Jeffrey D. Fick: Vice President, Human Resources (1, 2, 3, 4, 5) · Industry experience: 8 years · Joined RLI in 2005 in current position.

Aaron H. Jacoby: Vice President, Corporate Development (1, 2, 3, 4) · Industry experience: 11 years · Joined RLI in 2001 · Prior positions: director, corporate development. Promoted to current position in 2004.

Daniel O. Kennedy: Vice President, General Counsel (1, 2, 3, 4, 5), Corporate Secretary (1) · Industry experience: 7 years · Joined RLI in 2006 in current position.

Craig W. Kliethermes, FCAS, MAAA, CPCU: Sr. Vice President, Risk Services (2, 3, 4, 5) · Industry experience: 28 years · Joined RLI in 2006 · Prior positions: vice president, actuarial and risk services. Promoted to current position in 2009.

Jennifer L. Klobnak, CPA: Vice President, Risk Services (2, 3, 4, 5) · Industry experience: 12 years · Joined RLI in 2000 · Prior positions: assistant vice president, risk services; assistant vice president, enterprise risk management; internal control director. Promoted to current position in 2012.

Jonathan E. Michael: Chairman & CEO (1, 2, 3, 4, 5) · Industry experience: 36 years · Joined RLI in 1982 · Prior positions: president and CEO/COO of principal insurance subsidiaries; executive vice president; vice president, finance; controller.

Murali Natarajan: Vice President, Information Technology (2, 3, 4, 5) · Industry experience: 16 years · Joined RLI in 1997 · Prior positions: assistant vice president, solutions delivery; director, application development. Promoted to current position in 2012.

Chris D. Randall, FCAS, MAAA: Vice President, Risk Services (2, 3, 4) · Industry experience: 18 years · Joined RLI in 2002 · Prior positions: assistant vice president, risk services; reserving actuary. Promoted to current position in 2012.

Michael J. Stone: President & COO (2, 3, 4, 5) · Industry experience: 43 years · Joined RLI in 1996 · Prior positions: executive vice president; senior vice president; vice president, claim. Promoted to current position in 2002.

1: RLI Corp.
2: RLI Insurance Company
3: Mt. Hawley Insurance Company
4: RLI Indemnity Company
5: Contractors Bonding and Insurance Company

BOARD OF DIRECTORS

Kaj Ahlmann (4, 5): Director since 2009 · Global Head of Strategic Services and Chairman of the Advisory Board for Deutsche Bank · Prior positions: chairman & CEO, inreon; vice chairman & executive officer, E.W. Blanch Holdings, Inc.; chairman, president & CEO, Employers Reinsurance Corporation · Board/trustee memberships: director, American Institute for Chartered Property Casualty Underwriters; advisory board, Six Sigma Academy.

Barbara R. Allen (1, 2): Director since 2006 · Retired President of Proactive Partners · Prior positions: partner, The Everest Group; executive vice president international foods, Quaker Oats; vice president, corporate strategic planning, Quaker Oats; president, frozen foods division, Quaker Oats; vice president marketing, Quaker Oats; president, corporate supplier division, Corporate Express; CEO, WUSA · Board/trustee memberships: advisory board member, The Conference Board.

John T. Baily (2, 3): Director since 2003 · Retired President of Swiss Re Capital Partners · Prior positions: national insurance industry chairman & partner, Coopers & Lybrand LLP (now known as PricewaterhouseCoopers LLP) · Board/trustee memberships: director, Endurance Specialty Holdings Ltd.; director, Golub Capital BDC, Inc.; director, CIFG; chairman of the board, Albright College.

Jordan W. Graham (1, 5): Director since 2004 · Managing Director for Quotient Partners providing strategy and advisor services to financial services, social media, Internet, and information services businesses. · Prior positions: president of FICO services and executive vice president FICO scoring and predictive analytics, Fair Isaac, Inc.; managing director & head of North America business development, global transaction services division, Citigroup; vice president, services industries internet strategy consulting practice, internet business solutions group, Cisco Systems; managing director & global head, financial services industry internet strategy consulting practice, Cisco Systems.

Gerald I. Lenrow, Esq. (1, 2): Director since 1993 · In private law practice, providing consultation services to members of the insurance industry since 1999 · Prior positions: consultant, General Reinsurance Corporation and Cologne Life Re; partner, Coopers & Lybrand LLP (now known as PricewaterhouseCoopers LLP).

Charles M. Linke (3, 4): Director since 2003 · Professor Emeritus of Finance at the University of Illinois (Urbana-Champaign) · Prior positions: CEO, Economics Et Cetera, Inc.; IBE distinguished professor of finance; chair, department of finance, University of Illinois; associate dean of graduate studies, University of Illinois; associate dean of executive education, University of Illinois.

F. Lynn McPheeters (1, 4): Director since 2000 · Retired Vice President & CFO of Caterpillar Inc. · Prior positions: corporate treasurer, Caterpillar Inc.; executive vice president, financial services corporation, Caterpillar Inc.; secretary-treasurer, Hong Kong, Caterpillar Inc.; finance manager, Europe, Caterpillar Inc.; distribution finance manager, Japan, Caterpillar Inc. · Board/trustee memberships: director, Microlution, Inc.; director, Crosslink; member and past-president, Southern Illinois University Carbondale Foundation Board.

Jonathan E. Michael: Director since 1997 · Chairman & CEO of RLI Corp. · Prior positions: associate, Coopers & Lybrand LLP (now known as PricewaterhouseCoopers LLP) · Board/trustee memberships: director, SS&C Technologies Holdings, Inc.; director, Maui Jim, Inc.; director, Marshall County State Bank; chair, PCI Board of Governors; member, Illinois Neurological Institute Advisory Board; vice chairman, Easter Seals Foundation of Central Illinois Board of Trustees; trustee, Ohio Dominican University; member, Peoria's CEO Council; member and past-president, OSF Saint Francis Medical Center's Community Advisory Board.

Michael J. Stone (4,5): Director since 2012 · President & COO of RLI Corp. subsidiaries · Prior positions: executive vice president, RLI; vice president, claim, RLI; vice president, claim, The Travelers · Board/trustee memberships: director, Methodist Health Services System; director, Iowa Health Systems; director, South Side Bank; director, Maui Jim, Inc.

Robert O. Viets, JD, CPA (2, 3): Director since 1993 · President of ROV Consultants, LLC · Prior positions: president, CEO & director, CILCORP Inc.; consultant, AES Corporation; CPA, Arthur Andersen & Co. · Board/trustee memberships: director, Patriot Coal Corporation.

1: Executive Resources Committee
2: Audit Committee
3: Nominating/Corporate Governance Committee
4: Finance and Investment Committee
5: Strategy Committee

FIELD OFFICERS

CASUALTY

Chad S. Berberich: Vice President, Executive Products Group (Dallas, Tex.) · Industry experience: 16 years

James R. Brooks: President, Rockbridge Underwriting (Houston, Tex.) · Industry experience: 35 years

Carol J. Denzer: Vice President, Contrac Pac (Peoria, Ill.) · Industry experience: 27 years

David A. Dunn: President, RLI Transportation (Atlanta, Ga.) · Industry experience: 36 years

Richard W. Quehl: Vice President, Specialty Markets, Personal & Commercial Lines (Peoria, Ill.) · Industry experience: 43 years

Paul J. Simoneau: Vice President, Casualty Brokerage (Glastonbury, Conn.) · Industry experience: 35 years

L. Leonard Waldhauser IV: Vice President, Professional Services Group (Philadelphia, Pa.) · Industry experience: 19 years

PROPERTY

J. Kevin Brawley, CPCU, ARM, AMIM: President, RLI Re (Stamford, Conn.) · Industry experience: 35 years

Robert J. Schauer: President, RLI Marine (New York, N.Y.) · Industry experience: 25 years

Jeffrey S. Wefer: Senior Vice President, E&S Property (Chicago, Ill.) · Industry experience: 41 years

SURETY

Roy C. Die: Vice President, Surety (Houston, Tex.) · Industry experience: 25 years

David C. Sandoz: Vice President, Surety (Peoria, Ill.) · Industry experience: 36 years

CLAIM

Brian J. Casey: Vice President and Claim Counsel (Greensboro, Ga.) · Industry experience: 28 years

CONTRACTORS BONDING AND INSURANCE COMPANY

Robert M. Ogle: Vice President and Treasurer, Contractors Bonding and Insurance Company (Seattle, Wash.) · Industry experience: 24 years

> Selected Financial Data

The following is selected financial data of RLI Corp. and Subsidiaries for the 11 years ended December 31, 2012.

(amounts in thousands, except per share data)		2012	2011	2010	2009	2008
OPERATING RESULTS[1]						
Gross premiums written	$	784,799	702,107	636,316	631,200	681,169
Consolidated revenue	$	660,774	619,169	583,424	546,552	561,012
Net earnings	$	103,346	126,598	128,197	92,431	77,335
Comprehensive earnings (loss)[2]	$	129,191	147,931	146,778	154,712	(3,236)
Net cash provided from operating activities	$	36,240[9]	117,991[9]	100,235	127,759	161,334
FINANCIAL CONDITION[1]						
Total investments and cash	$	1,840,881	1,900,288	1,803,021	1,852,502	1,658,828
Total assets	$	2,644,632	2,654,834	2,480,399	2,503,283	2,386,206
Unpaid losses and settlement expenses	$	1,158,483	1,150,714	1,173,943	1,146,460	1,159,311
Total debt	$	100,000	100,000	100,000	100,000	100,000
Total shareholders' equity	$	796,363	792,634	769,151	890,260	686,578
Statutory surplus[3]	$	684,072	710,186	732,379	784,161	678,041
SHARE INFORMATION[1]						
Net earnings per share:						
Basic	$	4.87	6.01	6.10	4.29	3.59
Diluted	$	4.79	5.91	6.04	4.25	3.54
Comprehensive earnings (loss) per share:[2]						
Basic	$	6.09	7.02	6.98	7.18	(0.15)
Diluted	$	5.99	6.90	6.91	7.12	(0.15)
Cash dividends declared per share:						
Ordinary	$	1.26	1.19	1.15	1.08	0.99
Special[4]	$	5.00	5.00	7.00		
Book value per share[4]	$	37.45	37.46	36.69	38.06	31.97
Closing stock price[4]	$	64.66	72.86	52.57	53.25	61.16
Stock split						
Weighted average shares outstanding:[5][6]						
Basic		21,216	21,078	21,020	21,562	21,540
Diluted		21,580	21,434	21,241	21,731	21,848
Common shares outstanding		21,263	21,162	20,965	21,265	21,474
OTHER NON-GAAP FINANCIAL INFORMATION[1][7]						
Net premiums written to statutory surplus[3]		87%	77%	66%	60%	76%
GAAP combined ratio[8]		89.0	79.6	80.4	82.8	84.6
Statutory combined ratio[3][8]		88.0	79.1[10]	81.4	83.9	85.7

	2007	2006	2005	2004	2003	2002
	739,334	799,013	756,012	752,588	742,477	707,453
	652,345	632,708	569,302	578,800	519,886	382,153
	174,312	133,587	103,793	72,225	69,974	36,018
	164,868	155,947	80,561	80,543	96,376	13,839
	127,023	171,775	198,027	188,962	191,019	161,971
	1,839,777	1,828,241	1,697,791	1,569,718	1,333,360	1,000,027
	2,595,391	2,742,557	2,708,750	2,446,795	2,113,631	1,700,620
	1,192,178	1,318,777	1,331,866	1,132,599	903,441	732,838
	127,975	100,000	115,541	146,839	147,560[11]	54,356
	754,186	737,840	675,313	609,374	540,658	444,395[6]
	752,004	746,905	690,547	605,967[11]	546,586[11]	401,269[6]
	7.39	5.36	4.08	2.86	2.79	1.81
	7.24	5.22	3.94	2.77	2.71	1.76
	6.99	6.26	3.16	3.19	3.84	0.69
	6.85	6.10	3.06	3.09	3.73	0.67
	0.87	0.75	0.63	0.51	0.40	0.35
	34.04	30.40	26.43	24.07	21.48	18.01[6]
	56.79	56.42	49.87	41.57	37.46	27.90
						200%[7]
	23,574	24,918	25,459	25,223	25,120	19,937
	24,085	25,571	26,324	26,093	25,846	20,512
	22,155	24,273	25,551	25,316	25,165	24,681
	72%	74%	72%	84%	87%	103%
	71.9	84.5	87.0	92.4	92.4	95.4
	73.3	84.0	86.7	93.8	93.1	92.4

(1) Certain items have been revised to reflect our retrospective adoption of ASU 2010-26. See note 1.C to the consolidated financial statements.

(2) See note 1.P to the consolidated financial statements.

(3) Ratios and surplus information are presented on a statutory basis. As discussed further in the MD&A and note 9 to the consolidated financial statements, statutory accounting principles differ from GAAP and are generally based on a solvency concept. Reporting of statutory surplus is a required disclosure under GAAP.

(4) On December 1, 2010, the RLI Corp. Board of Directors declared a special cash dividend of $7.00 per share. The dividend was paid on December 29, 2010, to shareholders of record as of December 16, 2010, and totaled $146.7 million. On November 17, 2011, the Board declared a special cash dividend of $5.00 per share. The dividend was paid on December 20, 2011, to shareholders of record as of November 30, 2011, and totaled $105.8 million. On November 14, 2012, the Board declared a special cash dividend of $5.00 per share. The dividend was paid on December 20, 2012, to shareholders of record as of November 30, 2012, and totaled $106.3 million. The special dividend produced corresponding decreases to book value per share, as well as decreases on stock price.

(5) On December 26, 2002, we closed an underwritten public offering of 4.8 million shares of common stock. This offering generated $115.1 million in net proceeds. Of this, $80.0 million was contributed to the insurance subsidiaries. Remaining funds were used to pay down lines of credit.

(6) On October 15, 2002, our stock split on a 2-for-1 basis. All share and per share data has been retroactively stated to reflect this split.

(7) See page 7 for information regarding non-GAAP financial measures.

(8) The GAAP and statutory combined ratios are impacted by favorable development on prior accident years' loss reserves. See note 6 to the consolidated financial statements for further discussion.

(9) Operating cash flow for 2011 includes a $50.0 million cash deposit that we received from a commercial surety customer in lieu of credit. The return of this $50.0 million deposit is reflected in operating cash flow for 2012.

(10) Includes statutory results of CBIC post-acquisition.

(11) On December 12, 2003, we successfully completed a public debt offering, issuing $100.0 million in Senior Notes maturing January 15, 2014. This offering generated proceeds, net of discount and commission, of $98.9 million.

› Investor Information

ANNUAL MEETING

The annual meeting of shareholders will be held at 2 p.m., CDT, on May 2, 2013, in Peoria, Illinois.

TRADING AND DIVIDEND INFORMATION

2012	Closing Stock Price High	Low	Ending	Dividends Declared
1st Quarter	$74.44	$69.04	$71.64	$0.30
2nd Quarter	72.35	65.62	68.20	0.32
3rd Quarter	70.40	62.09	66.66	0.32
4th Quarter	70.93	63.57	64.66	5.32

2011	Closing Stock Price High	Low	Ending	Dividends Declared
1st Quarter	$58.91	$50.98	$57.65	$0.29
2nd Quarter	61.92	57.87	61.92	0.30
3rd Quarter	66.28	56.50	63.58	0.30
4th Quarter	74.16	61.50	72.86	5.30

RLI common stock trades on the New York Stock Exchange under the symbol RLI. RLI has paid dividends for 146 consecutive quarters and increased dividends in each of the last 37 years. In December of 2012 and 2011, RLI paid special cash dividends of $5.00 per share to shareholders as of the record date.

STOCK OWNERSHIP

December 31, 2012	Shares	%
Officers/Directors	785,821	3.7%
ESOP	1,689,682	7.9%
Institutions & other public	18,787,121	88.4%
Total outstanding	21,262,624	100.0%

SHAREHOLDER INQUIRIES

Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information or address corrections should contact the transfer agent and registrar:

Wells Fargo Shareholder Services
P.O. Box 64854
St. Paul, MN 55164-0854
Phone: (800) 468-9716 or (651) 450-4064
Fax: (651) 450-4033
Email: stocktransfer@wellsfargo.com

DIVIDEND REINVESTMENT PLANS

If you wish to sign up for an automatic dividend reinvestment and stock purchase plan or to have your dividends deposited directly into your checking, savings or money market accounts, send your request to the transfer agent and registrar.

REQUESTS FOR ADDITIONAL INFORMATION

Electronic versions of the following documents are, or will be made, available on our website: 2012 annual report; 2013 proxy statement; 2012 annual report on form 10-K; code of conduct; corporate governance guidelines; and charters of the executive resources, audit, finance and investment, strategy, and nominating/corporate governance committees of our board. Printed copies of these documents are available without charge to any shareholder. To be placed on a mailing list to receive shareholder materials, contact our corporate headquarters.

COMPANY FINANCIAL STRENGTH RATINGS

A.M. Best:	A+ (Superior)	RLI Group
	A+ (Superior)	Contractors Bonding and Insurance Company
Standard & Poor's:	A+ (Strong)	RLI Insurance Company
	A+ (Strong)	Mt. Hawley Insurance Company
Moody's:	A2 (Good)	RLI Insurance Company
	A2 (Good)	Mt. Hawley Insurance Company
	A2 (Good)	RLI Indemnity Company

CONTACTING RLI

For investor relations requests and management's perspective on specific issues, contact Aaron Jacoby, Vice President, Corporate Development, at (309) 693-5880 or at aaron.jacoby@rlicorp.com.

Turn to the back cover for corporate headquarters contact information.

Find comprehensive investor information at www.rlicorp.com.

› Glossary

ADMITTED COMPANY
An insurer domiciled in one state and licensed to do business in one or more other states.

COMBINED RATIO (GAAP)
A common measurement of underwriting profit (less than 100) or loss (more than 100). The sum of the expense and the loss ratios, which are based on premiums earned.

COMBINED RATIO (STATUTORY)
The same as a GAAP combined ratio, except in calculating the expense ratio, the denominator used is net premiums written instead of net premiums earned.

COMPREHENSIVE EARNINGS
The sum of net after-tax earnings and net after-tax unrealized gains (losses) on investments.

COMMERCIAL GENERAL LIABILITY INSURANCE
Liability coverage for all premises and operations, other than personal, for non-excluded general liability hazards.

CONSOLIDATED REVENUE
Net premiums earned plus net investment income and realized gains (losses).

DIFFERENCE IN CONDITIONS (DIC) INSURANCE
Coverage for loss normally excluded in standard commercial or personal property policies, particularly flood and earthquake.

EXCESS INSURANCE
A policy or bond covering against certain hazards, only in excess of a stated amount.

EXPENSE RATIO
The percentage of the premium used to pay all the costs of acquiring, writing and servicing business.

FIRE INSURANCE
Property insurance on which the predominant peril is fire, but generally includes wind and other lines.

GAAP
Generally accepted accounting principles.

HARD/FIRM MARKET
When the insurance industry has limited capacity available to handle the amount of business written, creating a seller's market, driving insurance prices upward.

INLAND MARINE INSURANCE
Property coverage for perils arising from transportation of goods or covering types of property that are mobile, and other hazards.

LOSS RATIO
The percentage of premium used to pay for losses incurred.

MARKET CAP
Short for market capitalization. The value of a company as determined by the stock market. Multiply the share price by the number of outstanding shares. Can change daily.

MARKET VALUE POTENTIAL (MVP)
An RLI incentive plan covering all employees that requires RLI generate a return in excess of its cost of capital, aligning the Company's interests with those of shareholders.

PROFESSIONAL LIABILITY INSURANCE
Insures against claims for damages due to professional misconduct or lack of ordinary care in the performance of a service.

REINSURER/REINSURANCE
A company that accepts part or all of the risk of loss covered by another insurer. Insurance for insurers.

RESERVES
Funds set aside by an insurer for meeting estimated obligations when due. Periodically readjusted.

SOFT MARKET
When the insurance industry has excess capacity to handle the amount of business written, creating a buyer's market, lowering insurance prices overall.

STANDARD LINES VS. SPECIALTY LINES
Those insurance coverages or target market segments that are commonly insured through large, admitted insurers using standard forms and pricing. This is in contrast to unique insurance coverages or selected market niches that are served by only a single insurer or a select group of insurers, often with unique coverage forms and pricing approach.

SURETY BOND
Provides for compensation if specific acts are not performed within a stated period.

SURPLUS LINES COMPANY
In most states, an insurer not licensed to do business in that state, but which may sell insurance in the state if admitted insurers decline to write a risk.

TRANSPORTATION INSURANCE
Coverage for transporting people or goods by land. For RLI, this involves motor vehicle transportation and focuses on automobile liability and physical damage, with incidental public liability, umbrella and excess liability, and motor truck cargo insurance.

UNREALIZED GAINS (LOSSES)
The result of an increase (decrease) in fair value of an asset which is not recognized in the traditional statement of income. The difference between an asset's fair and book values.

RLI®

DIFFERENT WORKS

9025 N. LINDBERGH DRIVE • PEORIA, ILLINOIS 61615-1431

P: 309-692-1000 • 800-331-4929 • F: 309-692-1068

www.rlicorp.com